07028945

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Symphony Environmental Technologies plc

*CURRENT ADDRESS Elstree House, Elstree Way
Borehamwood
Hertfordshire WD6 1LE
England

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

FILE NO. 82- 35746 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 1/3/08

Symphony environmental technologies

Interim Financial Statements 2007

Index to the interim financial statements

Symphony Environmental Technologies plc
Interim Financial Statements 2007

Symphony Environmental Technologies plc ("Symphony" or "Group") the degradable plastics and waste-to-energy Group, announces its interim financial statements for the six months ended 30 June 2007.

Highlights

- Sales £1.7 million (2006 H1: £2.35 million)
- Gross profit margins increase to 26% (2006 H1: 22%)
- Loss before tax of £1.06million (2006 H1: loss £0.87m)
- **$d_2w^®$** sales increase by 9% to £1.26million (2006 H1: £1.16million)

After period end

- Cost reductions, improved margins and working capital cycle
- Major supplier converts debt to shares
- Distribution network increases
- Prof G Scott appointment as Chief Scientific Advisor
- Restructuring completed and improved outlook

Chairman's Statement

The restructuring process reported on in our earlier communications completed at the end of the period and much has been achieved in that time by refocusing the Group's business. The change has removed a large part of the low margin, high volume commodity carrier and refuse bags business and has positioned Symphony as a high-margin lower-cost additive technology provider.

Recent changes to the management structure and operating personnel are having a positive effect on operations.

The waste to energy side of the business is moving along at a satisfactory rate and we have nearly completed the feasibility study into converting waste tyres into useful products. We will apply for a second UK Government grant this Autumn for the construction of a commercial scale microwave pyrolysis plant combined with a system for reducing scrap tyres to rubber-crumb and clean steel.

I look forward to the future with confidence.

Contacts

Symphony
Michael Laurier, CEO **Tel: 020 8207 5900**
Ian Bristow, FD

Panmure Gordon
Andrew Godber **Tel: 020 7459 3600**
Stuart Gledhill

Further information on the Symphony Environmental Technologies Group of companies

SYMPHONY ENVIRONMENTAL LTD is a world leader in oxo-biodegradable plastic technology. The technology is recognisable by the d2w® droplet logo that now appears on thousands of tonnes of oxo-biodegradable plastic products worldwide. Symphony develops and supplies environmentally-responsible d2w® pro-degradant additives as well as d2w® oxo-biodegradable plastic film, and rigid packaging products.

SYMPHONY ENERGY LTD is developing innovative waste-to-energy technology and is exploring many opportunities where there is a demand to convert plastics, tyres and other waste streams into valuable products by cost effective processes.

SYMPHONY PLASTICS LTD has for many years supplied a popular range of conventional plastic bags and other plastic packaging products.

THE SYMPHONY GROUP has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Argentina, Australia, Brazil, Canada & USA, the Caribbean, Chile, Colombia, France, India, Mexico, New Zealand, Peru, Portugal, South Africa, Saudi Arabia, Uruguay and Qatar and other areas. Its d2w® products can already be found in more than 50 countries.

Chief Executive's Review

The period under review brought to an end the restructuring program that changed the Group from a high-volume low-margin commodity business to a much leaner higher margin environmental technology business. These results reflect the final period of high costs for the business. We have continued to expand our distribution network in line with the new strategy and in particular, further distributors have been appointed in Europe, Africa, the Far East and South America. Investment in product testing and development has been maintained together with further research and development programs within the waste to energy business.

Trading Results

Revenue reduced by 28% to £1.70 million (2006 H1 £2.35 million) as a result of the implementation of the strategy changes leading to lower non-degradable product revenue. Gross profits decreased to £0.44 million (2005 H1: £0.53 million) but gross margins have increased to 26% reflecting the gradual change in sales mix away from commodity products to technology. Operating losses increased to £1.06 million from £0.87 million.

The loss per share has decreased to 1.33 pence (2006 H1: loss per share of 1.36 pence).

Cashflow

Since April 2007 a cost reduction plan has been implemented which impacts on the second half of the year. The Group's improved working capital cycle based on higher margin additive sales will also show its effect in the second half.

To further assist working capital going forward the Group has completed the following:

- Convertible Loan

The £500,000 HeadStart convertible loan facility announced on 15 December 2006 has been amended. The remaining £200,000 will be drawn down and repayment has been extended from 15 December 2007 to 27 September 2008 with the interest rate increased to 10% from 8%.

A further 600,000 warrants have been issued at a strike price of 4 pence.

- Share capital

One of the Group's major suppliers has converted part of its trading debt into shares at 6 pence per share. 1.6 million shares have been issued equating to £96,000 of the debt. This is a major vote of confidence in the future of Symphony from a trading partner who knows the business well.

Management

Since my last report I am pleased to welcome to the Board Michael Stephen as Deputy Chairman. The board now consists of three Executive Directors and two Non Executive Directors.

In line with our continuing focus on expanding the Research and Development capabilities of the Group, I am pleased to advise that Professor Gerald Scott has become our Chief Scientific Advisor for degradable polymers. Professor Scott (DSc (Oxon), C.Chem, FRIC, FIMMM) is Emeritus Professor of Chemistry and Polymer Science of Aston University, UK and is one of the world's leading polymer scientists. He was elected Fellow of the Royal Institute of Chemistry (now the Royal Society of Chemistry) in 1973 and Fellow of the Institute of Materials in 1978.

He was awarded a Doctorate of Science by the University of Oxford in 1984 for his dissertation "Antioxidants, their Mechanisms and Role in Polymer Stabilisation" based on peer reviewed published papers. He was elected Fellow of the "Society of Creators" of the USSR Academy of Sciences, in 1976 for the invention of biodegradable commodity plastics, and was elected Fellow of the "Materials Life Society" of Japan in 1984.

He established an internationally recognised Centre for the study of Polymer Degradation and Stabilisation at Aston University in 1967. Over 500 technical papers have been published by Professor Scott with members of staff, research fellows and students of this Group, initially in the field of polymer stabilisation and antioxidant mechanisms but increasingly from 1980 onwards in the controlled biodegradation of commercial polymers.

He is a member of the British Standards Institute's Packaging and the Environment Committee (PKW/0) concerned with the biodegradation of polymers in the environment. He is the author of a new draft British Standard (BS 8472) dealing with the biodegradation and composting of oxo-biodegradable plastics. He is also a member of PRI/82 Thermoplastic Materials Committee of BSI, and represents BSI on TC 261/SC4/WG2 Degradability and Organic Recovery of Packaging and Packaging Wastes Working Group and on TC 249/WG9 Characterisation of Degradability Working Group of the European Standards organisation (CEN).

Outlook

The restructuring program has been completed and the Group is now moving into a period of lower operating cost and higher gross profit. The Group will continue to invest in technology and marketing advancements in all areas of the business.

Our d2w® distribution network continues to grow, providing a much broader and cost effective method of expanding the sales reach without having to materially increase direct cost. d2w® additive technology can be found in thousands of tons of finished products and in more than 50 countries.

Further high profile brands are continuing to adopt d2w® degradable plastics including the Disney Organisation, but due to commercial confidentiality we have not been able to release all the names in this report.

In France, AFNOR has this year published XP T 54-980-1 which is the first standard to recognise criteria for oxo-biodegradable additives in applications for agriculture and horticulture.

The waste to energy business is moving along well and we are just finalising the final part of works relating to the grant that was awarded earlier in the year. As detailed in my report on 28 June, once we have completed the first stage of the grant we will apply for a design and construction grant to develop a commercial scale Pyrolysis plant. Costs attributable to the waste to energy division for H1 were £100,000. Revenues are not expected before H2 2008.

We look forward to the coming months with greater confidence.

Michael Laurier
Chief Executive

Consolidated interim income statement

	6 months to 30 June 2007 Unaudited £'000	6 months to 30 June 2006 Unaudited £'000	12 months to 31 December 2006 Unaudited £'000
Revenue	**1,700**	**2,347**	**4,200**
Cost of sales	(1,257)	(1,821)	(3,362)
Gross profit	**443**	**526**	**838**
Distribution costs	(184)	(68)	(143)
Administrative expenses	(1,283)	(1,302)	(3,038)
Operating result	**(1,024)**	**(844)**	**(2,343)**
Finance costs	(36)	(24)	(37)
Result for the period before tax	**(1,060)**	**(868)**	**(2,380)**
Income tax credit	-	-	37
Loss for the period	**(1,060)**	**(868)**	**(2,343)**
Basic and diluted earnings per share	(1.33)p	(1.36)p	(3.62)p

All results are attributable to the parent equity holders

Consolidated interim balance sheet

	At 30 June 2007 Unaudited £'000	At 30 June 2006 Unaudited £'000	At 31 December 2006 Unaudited £'000
Assets			
Non-current			
Property, plant and equipment	205	227	222
Available for sale financial assets	531	16	531
Intangible assets	123	17	70
	859	**260**	**823**
Current			
Inventories	347	169	545
Trade and other receivables	883	2,061	897
Cash and cash equivalents	51	91	215
	1,281	**2,321**	**1,657**
Total assets	**2,140**	**2,581**	**2,480**
Equity			
Equity attributable to shareholders of Symphony Environmental Technologies plc			
Share capital	839	634	697
Share premium account	12,392	10,824	11,392
Other reserves	822	822	822
Retained earnings	(13,945)	(11,459)	(12,885)
Total equity	**108**	**821**	**26**
Liabilities			
Non-current			
Other payables	460	-	447
Interest bearing loans and borrowings	44	71	62
	504	**71**	**509**
Current			
Interest bearing loans and borrowings	520	682	605
Current tax payable	-	-	-
Trade and other payables	1,008	1,007	1,340
	1,528	**1,689**	**1,945**
Total liabilities	**2,032**	**1,760**	**2,454**
Total equity and liabilities	**2,140**	**2,581**	**2,480**

Consolidated interim statement of changes in equity

Equity attributable to the equity holders of Symphony Environmental Technologies plc:

	Share capital £'000	Share premium £'000	Other reserves £'000	Retained earnings £'000	Total equity £'000
For the six months to 30 June 2007					
Balance at 1 January 2007	697	11,392	822	(12,885)	26
Net result for the period ending				(1,060)	(1,060)
Share based payments				-	-
Shares issued	142	1,000			1,142
Balance at 30 June 2007	**839**	**12,392**	**822**	**(13,945)**	**108**
For the six months to 30 June 2006					
Balance at 1 January 2006	634	10,824	822	(10,617)	1,663
Net result for the period ending				(868)	(868)
Share based payments				26	26
Balance at 30 June 2006	**634**	**10,824**	**822**	**(11,459)**	**821**
For the year to 31 December 2006					
Balance at 1 January 2006	634	10,824	822	(10,617)	1,663
Net result for the year ending				(2,343)	(2,343)
Share based payments				75	75
Shares issued	63	568			631
Balance at 31 December 2006	**697**	**11,392**	**822**	**(12,885)**	**26**

Consolidated interim cash flow statement

	6 months to 30 June 2007 £'000	6 months to 30 June 2006 £'000	12 months to 31 December 2006 £'000
Operating activities			
Results for the period after tax	(1,060)	(868)	(2,342)
Equity settled share-based payment charge	-	26	75
Interest expense	36	24	37
Depreciation	18	22	45
Amortisation	5	1	12
Loss on disposal	3		-
Change in inventories	198	135	(240)
Change in trade and other receivables	14	712	1,875
Change in trade and other payables	(121)	(44)	220
	(907)	**8**	**(318)**
Investing activities			
Additions to property, plant and equipment	17	-	(12)
Proceeds from disposals of property, plant and equipment	12	3	7
Additions of intangible assets	(58)	-	(64)
	(29)	**3**	**(69)**
Financing activities			
Proceeds from loans	-	-	254
Repayment of loans	(20)	-	-
Discharge of finance lease liability	(14)	(17)	(34)
Proceeds from share issue	1,142	-	630
Interest paid	(36)	(24)	(37)
	1,072	**(41)**	**813**
Net change in cash and cash equivalents	136	(30)	426
Cash and cash equivalents, beginning of period	(96)	(521)	(521)
Cash and cash equivalents, end of period	**40**	**(551)**	**(96)**

Notes to the interim financial statements

1 Nature of operations and general information

Symphony Environmental Technologies plc and subsidiaries' ('the Group') principal activities include the development and supply of plastic degradable additives and products, and the development of waste to energy systems.

Symphony Environmental Technologies plc, a limited liability corporation, is the Group's ultimate parent company. It is incorporated and domiciled in England. The address of its registered office is Elstree House, Elstree Way, Borehamwood, Hertfordshire, WD6 1LE, England. Symphony Environmental Technologies' shares are listed on the AiM market of the London Stock Exchange and the PLUS market in London.

These interim condensed consolidated financial statements are for the six months ended 30 June 2007. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2006.

These interim condensed consolidated financial statements are presented in Sterling (£), which is the functional currency of the parent company.

The financial information set out in this interim report does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The group's statutory financial statements for the year ended 31 December 2006, prepared under UK GAAP, have been filed with the Registrar of Companies. The auditor's report on those financial statements was unqualified and did not contain a statement under Section 237 (2) of the Companies Act 1985.

2 Accounting policies and changes thereto

These consolidated interim financial statements are for the first period that the Group has applied International Financial Reporting Standards ('IFRS') as adopted by the EU and are effective at 31 December 2007 or are expected to be adopted and effective at 31 December 2007, our first annual reporting date at which we are required to use IFRS accounting standards adopted by the EU. The changes to accounting policies in respect to applying IFRS have no retrospective effect on the results and equity of the Group. Consequently, these interim financial statements do not include reconciliations of equity and the income statements from UK GAAP to IFRS as at the date of transition (1 January 2006) and 31 December 2006 as there were no material items to report.

The balance sheet has however been restated to show investments in other undertakings as available for sale financial assets. The material asset within this category was fair valued on acquisition in the period to 31 December 2006 and there has been no further material change to this fair value as at 30 June 2007.

These financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments.

The group has taken advantage of the following exemptions from full retrospective application of IFRS:

(a) Business combinations exemption
The group has not restated business combinations which took place prior to the transition date.

Accordingly the classification of the combination remains unchanged from that used under UK GAAP. The assets, liabilities and other reserve are recognised at date of transition if they would be recognised under IFRS, and are measured using their UK GAAP carrying amount.

(b) Estimates

Estimates at the date of transition are consistent with estimates made under UK GAAP as there is no objective evidence that those estimates were in error.

As this report is for the first period of IFRS adoption, the full accounting policies of the Group under IFRS are shown below.

The Group is not subject to material seasonal fluctuations.

Business combinations completed prior to date of transition to IFRS

The group financial statements consolidate the financial statements of the company and all subsidiary undertakings.

The company was entitled to merger relief offered by section 131 of the Companies Act 1985 in respect of consideration received in excess of the nominal value of the equity shares issued in connection with the acquisition of Symphony Plastics Limited on 9 December 1999. This was accounted for under merger accounting under UK GAAP and has been treated in this manner under IFRS as the business combination exemption has been adopted in these interim financial statements. The merger accounting method requires assets and liabilities to not be adjusted to fair value and the results of the subsidiary to be included as if it had always been part of the group. Therefore the results of the group included both the results pre and post-acquisition. The other reserve was established as a result of this accounting method.

Revenue
Revenue is stated at the fair value of the consideration receivable and excludes VAT and trade discounts.

Revenue is recognised when the significant risks and benefits of ownership of the product have transferred to the buyer, which may be based on shipment or delivery depending upon the specific contract terms.

Revenue from services provided by the company is recognised when the company has performed its obligations and in exchange obtained the right to consideration.

Intangible assets

- Research and development costs
Expenditure on research (or the research phase of an internal project) is recognised as an expense in the period in which it is incurred.

Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

- completion of the intangible asset is technically feasible so that it will be available for use or sale
- the group intends to complete the intangible asset and use or sell it
- the group has the ability to use or sell the intangible asset

- the intangible asset will generate probable future economic benefits. Among other things, this requires that there is a market for the output from the intangible asset or for the intangible asset itself, or, if it is to be used internally, the asset will be used in generating such benefits
- there are adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and
- the expenditure attributable to the intangible asset during its development can be measured reliably

Development costs not meeting the criteria for capitalisation are expensed as incurred.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management. The nature of the Group's activities in the field of development work renders some internally generated intangible assets unable to meet the above criteria at present.

Amortisation commences upon completion of the asset, and is shown within administrative expenses and is included at the following rate:

Development costs d2w - 5 years straight line

Careful judgement by the directors is applied when deciding whether the recognition requirements for development costs have been met. This is necessary as the economic success of any product development is uncertain and may be subject to future technical problems at the time of recognition. Judgements are based on the information available at each balance sheet date.

- Trademarks
Trademarks represent the cost of registration and are carried at cost less amortisation.

Amortisation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Trademarks - 10 years straight line

Property, plant and equipment
Property, plant and equipment are stated at cost, net of depreciation and any provision for impairment.

Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Plant and machinery	-	20% reducing balance
Fixtures and fittings	-	25% reducing balance
Motor vehicles	-	20% reducing balance
Office equipment	-	25% straight line

Impairment testing of intangible assets and property, plant and equipment
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Intangible assets with an indefinite useful life, and those intangible assets not yet available for use are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use based on an internal discounted cash flow evaluation. All assets are subsequently reassessed for indications that an impairment loss previously recognised may no longer exist.

Inventories
Inventories are valued at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items. Cost is determined on the basis of purchase value on a first-in first-out basis.

Leased assets
In accordance with IAS 17, the economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is recognised at the time of inception of the lease at the fair value of the leased asset or, if lower, the present value of the minimum lease payments plus incidental payments, if any, to be borne by the lessee. A corresponding amount is recognised as a finance leasing liability. The interest element of leasing payments represents a constant proportion of the capital balance outstanding and is charged to the income statement over the period of the lease.

All other leases are regarded as operating leases and the payments made under them are charged to the income statement on a straight line basis over the lease term. Lease incentives are spread over the term of the lease.

Pension costs
The group operates a defined contribution pension scheme for employees. The assets of the scheme are held separately from those of the group. The pension costs charged against profits are the contributions payable to the scheme in respect of the accounting period.

Taxation
Current tax is the tax currently payable based on taxable profit for the year.

Deferred income taxes are calculated using the liability method on temporary differences. Deferred tax is generally provided on the difference between the carrying amounts of assets and liabilities and their tax bases. Tax losses available to be carried forward as well as other income tax credits to the group are assessed for recognition as deferred tax assets.

Deferred tax liabilities are provided in full, with no discounting. Deferred tax assets are recognised to the extent that it is probable that the underlying deductible temporary differences will be able to be offset against future taxable income. Current and deferred tax assets and liabilities are calculated at tax rates that are expected to apply to their respective period of realisation, provided they are enacted or substantively enacted at the balance sheet date.

Changes in deferred tax assets or liabilities are recognised as a component of tax expense in the income statement, except where they relate to items that are charged or credited directly to equity in which case the related deferred tax is also charged or credited directly to equity.

Foreign currencies
Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into account in arriving at the operating result.

Financial assets
Financial assets are divided into the following categories: loans and receivables; financial assets at fair value through profit or loss; available-for-sale financial assets; and held-to-

maturity investments. Financial assets are assigned to the different categories by management on initial recognition, depending on the purpose for which they were acquired. The designation of financial assets is re-evaluated at every reporting date at which a choice of classification or accounting treatment is available.

All financial assets are recognised when the group becomes a party to the contractual provisions of the instrument. Financial assets other than those categorised as at fair value through profit or loss are recognised at fair value plus transaction costs. Financial assets categorised as at fair value through profit or loss are recognised initially at fair value with transaction costs expensed through the income statement.

The Group currently has the following financial assets:

- Loans and receivables
Trade receivables are categorised as loans and receivables. Trade receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Trade receivables are measured subsequent to initial recognition at amortised cost using the effective interest method, less provision for impairment. Any change in their value through impairment or reversal of impairment is recognised in the income statement.

Provision against trade receivables is made when there is objective evidence that the group will not be able to collect all amounts due to it in accordance with the original terms of those receivables. The amount of the write-down is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows.

- Available for sale financial assets
Available-for-sale financial assets include non-derivative financial assets that are either designated as such or do not qualify for inclusion in any of the other categories of financial assets. All financial assets within this category are measured subsequently at fair value, with changes in value recognised in equity, through the statement of changes in equity. Gains and losses arising from investments classified as available-for-sale are recognised in the income statement when they are sold or when the investment is impaired.

In the case of impairment of available-for-sale assets, any loss previously recognised in equity is transferred to the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment losses recognised previously on debt securities are reversed through the income statement when the increase can be related objectively to an event occurring after the impairment loss was recognised in the income statement.

An assessment for impairment is undertaken at least at each balance sheet date.

A financial asset is derecognised only where the contractual rights to the cash flows from the asset expire or the financial asset is transferred and that transfer qualifies for derecognition. A financial asset is transferred if the contractual rights to receive the cash flows of the asset have been transferred or the group retains the contractual rights to receive the cash flows of the asset but assumes a contractual obligation to pay the cash flows to one or more recipients. A financial asset that is transferred qualifies for derecognition if the group transfers substantially all the risks and rewards of ownership of the asset, or if the group neither retains nor transfers substantially all the risks and rewards if ownership but does transfer control of that asset.

Financial liabilities
Financial liabilities are obligations to pay cash or other financial assets and are recognised when the group becomes a party to the contractual provisions of the instrument. There are no financial liabilities categorised as at fair value through profit and loss. All other financial liabilities are recorded initially at fair value, net of direct issue costs.

A financial liability is derecognised only when the obligation is extinguished, that is, when the obligation is discharged or cancelled or expires.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Equity settled share based payments
All share-based payment arrangements granted after 7 November 2002 that had not vested prior to 1 January 2006 are recognised in the financial statements.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values. Where employees are rewarded using share-based payments, the fair values of employee services are determined indirectly by reference to the fair value of the instrument granted to the employee. This fair value is appraised at the grant date and excludes the impact of market vesting conditions. The fair value is charged to the profit and loss account between the date of issue and the date the share options vest with a corresponding credit taken to shareholders' funds.

Warrants granted to employees which relate to salary sacrifice arrangements are attributed a fair value by reference to the services provided. This fair value is charged to the profit and loss account when the service is provided with a corresponding credit taken to shareholders' funds.

Equity
Equity comprises the following:

- "Share capital" represents the nominal value of equity shares
- "Share premium" represents the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issue
- "Other reserve" is a reserve established following the adoption of merger accounting as described in the business combinations completed prior to date of transition to IFRS' policy above.

3 Segment analysis

The Group operates three main business segments, supply of degradable products, supply of non-degradable products and development of waste to energy systems.

Business segments	**Degradable**	**Non-degradable**	**Waste to energy**	**Group**
6 months to 30 June 2007	**£'000**	**£'000**	**£'000**	**£'000**
Revenue	1,260	440	-	1,700
Apportioned costs	2,000	660	100	2,760
Result for the period before tax	**(740)**	**(220)**	**(100)**	**(1,060)**
Taxation	-	-	-	-
Loss for the period	**(740)**	**(220)**	**(100)**	**(1,060)**

Business segments	**Degradable**	**Non-degradable**	**Waste to energy**	**Group**
6 months to 30 June 2006	**£'000**	**£'000**	**£'000**	**£'000**
Revenue	1,161	1,186	-	2,347
Apportioned costs	1,432	1,783	-	3,215
Result for the period before tax	**(271)**	**(597)**	**-**	**(868)**
Taxation	-	-	-	-
Loss for the period	**(271)**	**(597)**	**-**	**(868)**

Business segments	**Degradable**	**Non-degradable**	**Waste to energy**	**Group**
12 months to 31 December 2006	**£'000**	**£'000**	**£'000**	**£'000**
Revenue	2,237	1,963	-	4,200
Apportioned costs	3,628	2,952		6,580
Result for the period before tax	**(1,391)**	**(989)**	**-**	**(2,380)**
Taxation	37	-	-	37
Loss for the period	**(1,354)**	**(989)**	**-**	**(2,343)**

4 Shares issued

On 27 February 2007 the Group placed 10,085,000 ordinary 1p shares at 10p per share and 3,800,000 ordinary 1p shares at 3p per share. On 9 May 2007 320,000 ordinary 1p shares were issued at 6.25p per share in respect to part conversion of a convertible loan. This increased Symphony's ordinary shares issued and fully paid at the end of the period under review by 14,205,000. Shares issued for the period under review may be summarised as follows:

Shares issued and fully paid	6 months to 30 June 2007	6 months to 30 June 2006	Year to 31 December 2006
- beginning of period	69,679,547	63,379,547	63,379,547
- issued during the period	14,205,000	-	6,300,000
Total equity shares issued and fully paid at end of period	**83,884,547**	**63,379,547**	**69,679,547**

The shares issued yielded £1,122,500 in cash and reduced the capital element of the convertible loan by £20,000. In total equity was increased by £1,142,500. The weighted average share price at the dates of exercise was:

27 February 2007	8.00p
9 May 2007	6.25p

5 Earnings per share and dividends

Subsequent to the shares issued, the weighted average number of outstanding shares used for basic and diluted earnings per share have been adjusted as follows:

	At 31 December 2006	Adjustments	At 30 June 2007
Basic and diluted	**69,679,547**	**9,527,597**	**79,207,144**
Total operations – loss before taxation			£1,060,000
Basic and diluted loss per share			**1.33 pence**

No dividends were paid for the year ended 31 December 2006.

Symphony Environmental Tech. PLC
02 October 2007

2 October 2007

SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC
('Symphony' or the 'Company')

CHANGE OF NOMINATED ADVISER & BROKER

The Directors of Symphony are pleased to announce that HB Corporate, a division of Hoodless Brennan plc, has been appointed as the Company's Nominated Adviser and Broker with immediate effect.

For further information:

Symphony Michael Laurier, Chief Executive	020 8207 5900
HB Corporate Rod Venables	020 7510 8600

Further information on the Symphony Environmental Technologies Group of companies:

SYMPHONY ENVIRONMENTAL LTD applies leading-edge science and technology to the huge environmental problem caused by plastic waste. Symphony's d2w(R) additive makes plastic biodegrade at the end of its useful life, leaving no harmful residues.

The plastic does not just fragment, but is consumed by bacteria and fungi. This process continues until it has biodegraded to nothing more than CO2, water, and humus. It passes the ecotoxicity tests, and has been certified as safe for contact with food. There is little or no additional cost, as products can be made with the same machinery and workforce as normal plastic.

SYMPHONY ENERGY LTD. is developing innovative waste-to-energy technology and is exploring many opportunities where there is a demand to convert plastics, tyres and other waste streams into valuable products by cost effective processes.

SYMPHONY PLASTICS LTD has for many years supplied a popular range of conventional plastic bags and other plastic packaging products.

THE SYMPHONY GROUP has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing agreements with companies in Argentina, Australia, Brazil, Canada & USA, the Caribbean, Chile, Colombia, France, India, Mexico, New Zealand, Peru, Portugal, South Africa, Saudi Arabia, Uruguay and Qatar. Its d2w(R) products can be found in more than 50 countries.

Further information on the Symphony Group can be found at www.symphonyplastics.com and www.degradable.net

FOLLOWING THE ANNOUNCEMENT RELEASED AT 08:00 ON 27 SEPTEMBER 2007 UNDER RNS NO. 5781E, THE COMPANY CONFIRMS THAT THE AMOUNT OF SHARES ALLOTTED WAS 1,600,000, NOT 320,000 AS PREVIOUSLY STATED. ALL OTHER DETAILS REMAIN UNCHANGED, AND THE FULL AMENDED TEXT IS SHOWN BELOW.

27 September 2007

Symphony Environmental Technologies PLC ("the Company")

Additional Listing

Symphony Environmental Technologies, the degradable plastics company, announces that it has approved the allotment of 1,600,000 new ordinary shares of 1p each ("New Ordinary Shares") in respect of a conversion of loan stock.

The New Ordinary Shares will on admission rank pari passu in all respects with the existing ordinary shares in the Company and application has been made for the New Ordinary Shares to be admitted to AIM. Admission is expected to become effective at 8.00 a.m. on 3 October 2007.

For further information:

Symphony Environmental Technologies Plc
Ian Bristow, Finance Director +44 (0) 20 8207 5900

27 September 2007

Symphony Environmental Technologies PLC ("the Company")

Additional Listing

Symphony Environmental Technologies, the degradable plastics and waste to energy company, announces that application has been made for 1,600,000 new ordinary shares of 1p each ("New Ordinary Shares") in respect of a conversion of debt, as announced in the Interim Results Statement made earlier today, to be admitted to AIM

The New Ordinary Shares will on admission rank pari passu in all respects with the existing ordinary shares in the Company. Admission is expected to become effective at 8.00 a.m. on 3 October 2007.

For further information:

Symphony Environmental Technologies Plc
Ian Bristow, Finance Director +44 (0) 20 8207 5900

17 August 2007

SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC ("SYMPHONY" OR THE "COMPANY")

AIM Rule 26

The board of Symphony announces that, in compliance with the requirements of Rule 26 of the AIM Rules, information on the Company is now available on its website at www.symphonyplastics.com/investors/index.shtml.

Symphony Environmental Technologies
Michael Laurier, Group Chief Executive — Tel: 020 8207 5900
Ian Bristow, Finance Director

Citigate Dewe Rogerson
Freida Moore — Tel: 020 7638 9571
Ged Brumby

Panmure Gordon & Co — Tel: 020 7459 3600
Andrew Godber
Stuart Gledhill

Further information on the Symphony Environmental Technologies Group of companies:

SYMPHONY ENVIRONMENTAL LTD is a world leader in oxo-biodegradable plastics. It develops and supplies environmentally-responsible pro-degradant additives as well as oxo-biodegradable plastic film, and rigid packaging products.

SYMPHONY ENERGY RESOURCES LTD. is developing innovative waste-to-energy technology and is exploring many opportunities where there is a demand to convert plastics, tyres and other waste streams into valuable products by cost effective processes.

SYMPHONY PLASTICS LTD has for many years supplied a popular range of conventional plastic bags and other plastic packaging products.

THE SYMPHONY GROUP has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing agreements with companies in Argentina, Australia, Brazil, Canada & USA, the Caribbean, Chile, Colombia, France, India, Mexico, New Zealand, Peru, Portugal, South Africa, Saudi Arabia, Uruguay and Qatar. Its d2w® products can already be found in more than 50 countries.

Further information on the Symphony Group can be found at www.symphonyplastics.com and www.degradable.net

3 August 2007

SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC

Appointment of Director

Symphony Environmental Technologies plc ("Symphony" or "the Company"), the degradable plastics and waste-to-energy Group, is pleased to announce that Mr. Michael Stephen has accepted the Directors' invitation to join the Board as a non-Executive Director and has been appointed Deputy Chairman of the Company, and Chairman of its subsidiaries. He has been working alongside the Chairman and management team since 3 April 2007 to drive improvements in the Company's business.

Mr. Stephen (64) qualified as a Solicitor with Distinction in Company Law. He was later called to the Bar, and practised from chambers in London for many years, dealing with civil cases in the High Court and Court of Appeal. He was elected to Parliament in 1992 and was a member of the Trade and Industry Select Committee and the Environment Select Committee of the House of Commons. He served in Government as Parliamentary Private Secretary at the Ministry of Agriculture.

He held a Harkness Fellowship in law at Stanford and Harvard Universities in the USA, and was Deputy Legal Adviser to the British Ambassador to the United Nations. For six years he delivered the Evelyn Wrench Memorial Lecture on Anglo-American Relations to the English-Speaking Union of the United States, and was a founder-member of the Leadership Seminars at the Georgetown University School of Foreign Service, Washington DC.

Barrie Michael Lace Stephen is the owner of 36,764 Ordinary Shares and 1,300,000 share options in the Company. During the past five years Mr. Stephen has been a Director of Severnside International Airport Ltd. and Severnside International Airport (Developments) Ltd. – dormant companies from which he has resigned. There is no other information that is required to be disclosed under Schedule 2 paragraph (g) of the AIM Rules.

Michael Laurier, Chief Executive said "We are delighted to welcome Michael Stephen to the Board of Symphony. His distinguished background and wide experience will bring great strength to the Group in the future."

Symphony Environmental Technologies
Michael Laurier, Group Chief Executive — Tel: 020 8207 5900
Ian Bristow, Finance Director

Citigate Dewe Rogerson
Freida Moore — Tel: 020 7638 9571
Ged Brumby

Symphony environmental technologies

Further information on the Symphony Environmental Technologies Group of companies:

SYMPHONY ENVIRONMENTAL LTD is a world leader in oxo-biodegradable plastics. It develops and supplies environmentally-responsible pro-degradant additives as well as oxo-biodegradable plastic film, and rigid packaging products.

SYMPHONY ENERGY RESOURCES LTD. is developing innovative waste-to-energy technology and is exploring many opportunities where there is a demand to convert plastics, tyres and other waste streams into valuable products by cost effective processes.

SYMPHONY PLASTICS LTD has for many years supplied a popular range of conventional plastic bags and other plastic packaging products.

THE SYMPHONY GROUP has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing agreements with companies in Argentina, Australia, Brazil, Canada & USA, the Caribbean, Chile, Colombia, France, India, Mexico, New Zealand, Peru, Portugal, South Africa, Saudi Arabia, Uruguay and Qatar. Its d2w® products can already be found in more than 50 countries.

Further information on the Symphony Group can be found at www.symphonyplastics.com and www.degradable.net

Symphony
environmental
technologies

SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC

Annual General Meeting

Symphony Environmental Technologies plc, the degradable plastics and waste-to-energy company, is pleased to announce that at its Annual General Meeting held today, all resolutions were unanimously passed.

Symphony Environmental Technologies
Michael Laurier, Group Chief Executive — Tel: 020 8207 5900
Ian Bristow, Finance Director

Citigate Dewe Rogerson
Freida Moore — Tel: 020 7638 9571
Ged Brumby

Further information on the Symphony Environmental Technologies Group of companies:

SYMPHONY ENVIRONMENTAL LTD is a world leader in oxo-biodegradable plastics. It develops and supplies environmentally-responsible pro-degradant additives as well as oxo-biodegradable plastic film, and rigid packaging products.

SYMPHONY ENERGY RESOURCES LTD. is developing innovative waste-to-energy technology processing plants and is exploring many opportunities where there is a demand to convert plastics, tyres and other waste streams into valuable products by cost effective processes.

SYMPHONY PLASTICS LTD has for many years supplied a very popular range of conventional plastic bags and other plastic packaging products.

THE SYMPHONY GROUP has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, France, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. Its d2w® products can already be found in more than 50 countries.

Further information on the Symphony Group can be found at www.symphonyplastics.com and www.degradable.net.

Symphony
environmental
technologies

SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC

Annual General Meeting Statement

At the Annual General Meeting ("AGM") being held this morning, Nirj Deva, Chairman of Symphony, will make the following statement to shareholders:

"As I reported on 27th June, the business has been going through difficult and changing times, but decisive action has been taken as from 3 April 2007. I would like to report on sales for the first six months of the year.

Sales for the half year to 30 June 2007 were £1.70 million versus £2.35 million for the same period last year. This is because (as already indicated to the market) the company has moved from high-turnover/low margin sales of plastic products to higher margin sales of d2w additives, with volumes now increasing.

Non-degradable sales fell from £1.18 million to £0.47 million, but importantly the sales of d2w degradable additive grew by 16% compared with the first half of 2006.

Within the half year period of 2007, overall sales in quarter two were £0.97 million versus £0.73 million in quarter one, - an increase of 33%. In the second quarter, d2w additive sales grew by no less than 45% from £0.17 million in quarter one to £0.25 million.

The Waste-to-energy business, though small as yet, continues to make encouraging progress.

Costs have been substantially reduced without adversely affecting the performance of the business or its investment for the future.

We are working hard to establish a firm financial and business footing during the second half of the year together with developing and driving our d2w sales and waste-to-energy technologies forward. We are encouraged by current activity within the business and with our global distributorships. We have built an expanding network of distributors around the world in five continents, who are introducing many millions of people to a diverse range of d2w degradable products.

We still have a lot of work to do, but I am encouraged by progress so far."

Symphony Environmental Technologies
Michael Laurier, Group Chief Executive **Tel: 020 8207 5900**
Ian Bristow, Finance Director

Citigate Dewe Rogerson
Freida Moore **Tel: 020 7638 9571**
Ged Brumby

Symphony environmental technologies

Further information on the Symphony Environmental Technologies Group of companies:

SYMPHONY ENVIRONMENTAL LTD is a world leader in oxo-biodegradable plastics. It develops and supplies environmentally-responsible pro-degradant additives as well as oxo-biodegradable plastic film, and rigid packaging products.

SYMPHONY ENERGY RESOURCES LTD. is developing innovative waste-to-energy technology processing plants and is exploring many opportunities where there is a demand to convert plastics, tyres and other waste streams into valuable products by cost effective processes.

SYMPHONY PLASTICS LTD has for many years supplied a very popular range of conventional plastic bags and other plastic packaging products.

THE SYMPHONY GROUP has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, France, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. Its d2w® products can already be found in more than 50 countries.

Further information on the Symphony Group can be found at www.symphonyplastics.com and www.degradable.net.

For Immediate Release 18 July 2007

SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC

Trading on PLUS

Symphony Environmental Technologies Plc ("Symphony" or "the Company"), the degradable plastics and waste-to-energy Group, today announces its common shares have been admitted to trading on "PLUS" under the trading symbol of "SYM" with Winterflood Securities, KBC Peel Hunt and Shore Capital.

"PLUS"' is a new independent London-based equity market service provided by PLUS Markets Group plc. 'PLUS' is based on a quote-driven trading system and currently trades over 1000 small and mid-cap company shares representing a combined market capitalisation of over £200 billion.

The Company's common shares will continue to be quoted and traded on AIM and trading through the PLUS platform is intended to enhance investor choice, improve liquidity for shareholders and provide greater access to investors. For more information on 'PLUS', visit www.plusmarketsgroup.com

Michael Laurier, Chief Executive said:

"Trading on "PLUS" should increase the profile of Symphony, both institutional and retail and we believe this new exposure will represent opportunities to further increase our liquidity and extend our shareholder base".

For further information, please contact:

Symphony **Tel: 020 8207 5900**
Michael Laurier, CEO
Ian Bristow, FD

Citigate Dewe Rogerson **Tel: 020 7638 9571**
Freida Moore
Ged Brumby

Further information on the Symphony Group can be found at www.symphonyplastics.com and www.degradable.net.

Further information on the Symphony Environmental Technologies Group of companies:

SYMPHONY ENERGY RESOURCES LTD. is developing innovative waste-to-energy technology processing plants and is exploring many opportunities where there is a demand to convert plastics, tyres and other waste streams into valuable products by cost effective processes.

SYMPHONY ENVIRONMENTAL LTD is a world leader in oxo-biodegradable plastics. It develops and supplies environmentally responsible pro-degradent additives as well as oxo-biodegradable plastic film, and rigid packaging products. The company's technology, marketed under the d2w™ registered trademark, causes plastic to biodegrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. These products can be recycled and can be made from recyclate, and can also be composted using in-vessel processes.

SYMPHONY PLASTICS LTD has for many years supplied a very popular range of conventional plastic bags and other packaging products.

THE SYMPHONY GROUP has a diverse and growing customer and distribution base in the UK and has successfully established itself as an international business after signing agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, France, India, Mexico, New Zealand, Peru, Portugal, South Africa, Spain, the Caribbean, Saudi Arabia, and Qatar. d2w™ products can already be found in more than 50 countries.

END

Symphony environmental technologies

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   Symphony Environmental Technologies plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

   An event changing the breakdown of voting rights: (   )

   Other (please specify) : (   )

3. **Full name of person(s) subject to the notification obligation:**
   Barclays PLC

4. **Full name of shareholder(s)** (if different from 3.) :
   Barclays Stockbrokers Ltd
   Gerrard Investment Management Ltd

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   29 June 2007

6. **Date on which issuer notified:**
   2 July 2007

7. **Threshold(s) that is/are crossed or reached:**
   4% to 5%

Symphony environmental technologies

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0009589168	66,250	66,250

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0009589168	4,501,286	0	4,501,286	0.00	5.37

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,501,286	5.37

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Symphony environmental technologies

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:
Geoff Smith

15. Contact telephone number:
020 7116 2913

Symphony environmental technologies

For Immediate Release 28 June 2007

SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC

PRELIMINARY RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2006

Symphony Environmental Technologies Plc ("Symphony" or "the Company"), the degradable plastics and waste-to-energy Group, today announces its preliminary results for the year ended 31 December 2006.

HIGHLIGHTS

- Turnover down 54% to £4.20m (2005: £9.11m)
- Gross profit margin increased to 20% (2005: 19%)
- Gross profit down 53% to £0.84m (2005: £1.77m)
- Administrative expenses (excluding exceptional) down 13% to £2.21m (2005: £2.55m)
- Operating loss (after exceptional costs) up 87% to £2.34m (2005: £1.25m)
- Loss per share up 59% to 3.62 pence from 2.28 pence
- Name changed to "Symphony Environmental Technologies Plc" reflecting the fact that Symphony is no longer just a plastics company

Michael Laurier, Chief Executive said:
"This was a challenging year for Symphony but also a year of significant change as the business moves toward higher margin licensing sales from the high volume product sales. The management structure has now changed to give more control to the core management team and significant progress has been made by the core business and also by our new pyrolysis technologies.

. We have been encouraged by the progress we have made so far in 2007 and we look forward to the future with confidence."

For further information, please contact:

Symphony **Tel: 020 8207 5900**
Michael Laurier, CEO
Ian Bristow, FD

Citigate Dewe Rogerson **Tel: 020 7638 9571**
Freida Moore
Ged Brumby

Further information on the Symphony Group can be found at www.symphonyplastics.com and www.degradable.net.

CHAIRMAN'S REPORT

Symphony has been going through difficult and changing times. The market for oxo-biodegradable technologies since we entered this field has not been easy, and potential customers have been subjected to a determined campaign against oxo-biodegradable by the hydro-biodegradable (starch-based) industry. However, we can now see that the market is beginning to realise the benefits of oxo-biodegradable and the limitations of hydro-biodegradable, and this is being reflected in enquiries and sales of additives.

In addition, Symphony is no longer just a plastics company. Symphony Energy Resources has commenced the expansion of Symphony into a waste-to-energy Group as well. This division of the business is still in its infancy, but it has won two UK government grants, and is working with Imperial College and others to produce commercially viable machines to convert waste tyres and plastics efficiently into valuable products.

This technology answers two of the most important questions I hear when I meet Government Ministers and officials in many parts of the world – "What do we do with waste tyres and plastics? And how do we reduce dependence on imported oil?" Legislation in the EU and elsewhere is demanding reductions in waste going to landfill and is promoting recycling. I believe that the potential for this business could be even greater than for oxo-biodegradable plastic.

Since 3 April 2007 the Board has taken decisive action to improve operating performance by reducing overheads, to re-deploy resources where they can be more effective, and to drive higher-margin sales forward. We are already seeing the benefit of this revised strategy and look forward to a more positive future for the Company

Nirj Deva DL, FRSA, MEP
Chairman

CHIEF EXECUTIVE'S REVIEW

Operating performance in 2006 was very disappointing, ending with continued losses. There were a number of setbacks in the Caribbean region. An exceptional write off of £830,000 was made in respect to our previous distributor following a restructuring. In addition, order take up in the region following the restructure was not at the levels anticipated.

Most of these setbacks have now been overcome. The Board has changed the management team removing the posts of COO and Group MD from the management structure, and a competent manager now heads each operating department. Overheads have been cut, and margins are improving.

On the oxo-biodegradable plastics side of the business, the Group's change in strategic direction continued throughout 2006, with a move away from selling high-volume/low margin commodity products in mature markets towards markets for such products where we have identified more profitable opportunities. In addition Symphony has been licensing higher margin/lower volume d2w® additive technology instead of plastic products. Significant progress has been made with international sales, and d2w® is now sold and/or represented in more than 50 countries.

FINANCIAL REVIEW

Total group sales decreased by 54% to £4.20m, group gross profits decreased by 53% from £1.77m to £0.84m. Sales of additives, however, grew 100% in 2006. The fall in total sales was due to the change in strategic direction away from non-degradable sales and sales in high volume commodity products.

Non-exceptional administrative expenses decreased by 13% to £2.21m in 2006, from £2.55 in 2005. The change in direction has started to have a positive impact on costs, primarily staff costs where the move away from high volume commodity products has allowed the group to operate effectively with fewer support staff.

The operating loss in 2006 increased to £2.34m from £1.25m in 2005. This included exceptional costs of £830,000 relating to writing off the debt owed by our distributor in the Caribbean. (2005: exceptional costs of £0.19m related to legal cost provisions).

Research and development tax credits totalling £37,334 were received during 2006 and these are included in tax on loss on ordinary activities in the profit and loss account. Development costs of £64,000 (2005: £nil) were capitalised during the year. These costs relate to continued work carried out in developing new and improved formulations of our d2w® range of additives.

The loss per share increased to 3.62 pence from 2.28 pence.

Approximately £630,000 was raised in the year under review through a share placing, and a further £254,000 net, by a convertible loan. Net cash outflow from operating activities was £0.35m (2005: cash outflow £1.55m).

CURRENT TRADING AND OUTLOOK

Encouragingly sales of Symphony's d2w® additives doubled during the year, with many new markets opening up. In South America, for example, legislation is changing in favour of oxo-biodegradable plastic.

We are seeing a lot more exposure in global television and the press with recent coverage of d2w® on television in Brazil, Argentina, and Portugal, and a front page article in Tunisia.

The UK has, perhaps surprisingly, been one of our more difficult markets. However, Symphony's oxo-biodegradable products are back in the Co-op, and other major UK retailers are beginning to realise the benefits of oxo-biodegradable and have started to demand oxo-biodegradable products. Their suppliers around the world are now contacting us and some are already buying d2w®.

The market is also beginning to realise the limitations of starch-based plastics, in particular their high cost and the fact that they emit methane, which is a potent greenhouse gas. In addition, polylactose acid (PLA) based products are not compatible with most recycling schemes and concern is growing that making fuels and plastics from crops is driving up food prices and destroying rain forests.

In Portugal the country's largest retail group, Sonae, has adopted d2w® in all their carrier bags for their Continente, Mondelo and Mondelo Bonjour supermarket chains, which are estimated to account for more than 500 million bags per year. This is significant not in terms of absolute value, but for the breakthrough which it represents. This builds on the current portfolio which includes Marriott and Royal Caribbean Cruise Lines, and leading UK supermarkets are now using d2w® finished products or our additive technology. The world's largest supermarket, Wal-Mart, is now using d2w® in its Argentinian stores after a major media-launch. In France and Belgium, products made with d2w® are being sold throughout Europe by Retif; the B-to-B leader in specialised distribution of retail equipment and supplies.

Further improvements are being made to the growing range of d2w® additives, which could open new product applications. Stretch film using d2w® additive is being supplied on a regular basis to New Zealand. Trials of agricultural mulching film and protective sleeves are ongoing.

The group's strategy into 2007 primarily incorporates the sale of high margin additive products which enable a lower cost base and significantly improved working capital cycle. After review of the current performance of the Group, the new strategy has shown a marked improvement in gross profit margins. Since April 2007 significant cost reductions have also been made in areas without causing detriment to developing business going forward.

The balance sheet was also strengthened in February 2007 with a placing which netted the group £1,100,000 after associated costs.

MANAGEMENT CHANGES

Matthew Turner joined the main Board on 29 August 2006 and left the Company on 27 April 2007.

We were pleased to report that Michael F. Stephens rejoined the main Board on 13 November 2006 as Technical Director.

Keith Frener left the main Board on 25 September 2006 and now focuses on the oxo-biodegradable side of the business mainly in the UK, as a Director of Symphony Environmental Limited.

On 3 April 2007 the Chairman appointed Mr. Michael Stephen, an experienced Barrister and former Member of Parliament, (no relation to the Technical Director) to make

recommendations for the improvement of operating procedures and corporate governance within the Company. These recommendations have been endorsed by the Board and are being implemented.

STANDARDS

One of the problems experienced by oxo-biodegradable plastic has been European Standard EN 13432, which unfairly discriminates against oxo-biodegradable technology. Matters are now moving in the right direction, as the British Standards Institute is working on a new standard, which is capable of testing oxo-biodegradable. The French BNPP is also working on a draft standard for oxo-biodegradable plastic in agricultural applications.

WASTE-TO-ENERGY
(Symphony Energy Resources Limited ("SER"))

THERMAL PYROLYSIS

Following Cabinet approval in Sri Lanka we are now preparing the way to draw up formal contracts. It must be stressed that no contract is yet in place, but is currently estimated that the programme will commence in the final quarter of 2007 for installation and commissioning of a plant to convert waste plastics to oil and gas in the second half of 2008.

MICROWAVE PYROLYSIS

SER successfully competed at a national level with 57 other companies for a DTI grant of £50,000 towards a feasibility study into microwave pyrolysis of waste tyres, to convert them into useful products. The second stage of this grant award scheme takes place in the autumn and we could secure a further substantial grant toward the design and construction of a commercial scale microwave pyrolysis plant.

Following our success in the first grant award, we again competed nationally in a separate award scheme for a research studentship grant to study microwave processing of waste plastic. In May this year we were one of only three companies out of over 100 who were successful, and we were awarded £62,000 in studentship grants.

Microwave pyrolysis of scrap tyres has been the subject of an intense academic study programme, and we have now received the report from the lead university conducting the study. Further academic work is ongoing to quantify and qualify the end products of microwave pyrolysis of tyres.

CONCLUSION

During the past twelve months Symphony has been transformed from a commodity plastics company into an environmental technologies Group, delivering solutions to some of the world's most pressing environmental problems.

Major changes have taken place, and the Company is now in a much better position to face the future. We are investing in R&D for both oxo-biodegradable applications and for waste-to-energy. We are expanding our network of distributors, we are improving efficiency, and we are evaluating other technologies where synergies exist.

As indicated earlier, of the 192 countries in the world Symphony is now in more than 50 and d2w® continues to progress. Though 2006 was a tough year for Symphony we have been

encouraged by the progress we have made so far in 2007 and we look forward to the future with confidence.

Michael Laurier
Chief Executive Officer

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2006

	Year ended 31 December 2006		Year ended 31 December 2005	
	£'000	**£'000**	£'000	£'000
Turnover		**4,200**		9,109
Cost of sales		**(3,362)**		(7,342)
Gross profit		**838**		1,767
Distribution costs		**(143)**		(272)
Administrative expenses - other	**(2,207)**		(2,552)	
Administrative expenses - exceptional item	**(830)**		(191)	
Administrative expenses		**(3,037)**		(2,743)
Operating loss		**(2,342)**		(1,248)
Net interest		**(37)**		(166)
Loss on ordinary activities before taxation		**(2,379)**		(1,414)
Tax on loss on ordinary activities		**37**		40
Loss for the financial year		**(2,342)**		(1,374)
Basic and diluted loss per share in pence		**(3.62)p**		(2.28)p

There were no recognised gains or losses other than the loss for the financial year.

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2006

	2006 £'000	2005 £'000
Fixed assets		
Intangible assets	**70**	18
Tangible assets	**222**	247
Investments	**531**	16
	823	281
Current assets		
Stocks	**545**	304
Debtors	**897**	2,773
Cash at bank and in hand	**215**	1
	1,657	3,078
Creditors: amounts falling due within one year	**(1,945)**	(1,607)
Net current (liabilities)/assets	**(288)**	1,471
Total assets less current liabilities	**535**	1,752
Creditors: amounts falling due after more than one year	**(509)**	(89)
	26	1,663
Capital and reserves		
Called up share capital	**697**	634
Share premium account	**11,392**	10,824
Other reserves	**822**	822
Profit and loss account	**(12,885)**	(10,617)
Shareholders' funds	**26**	1,663

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

	2006 £'000	2005 £'000
Net cash outflow from operating activities	**(355)**	(1,546)
Returns on investments and servicing of finance		
Interest received	**-**	2
Interest paid	**(29)**	(157)
Interest element of finance leases and hire purchase	**(8)**	(11)
Net cash outflow from returns on investments and servicing of finance	**(37)**	(166)
Taxation	**37**	40
Capital expenditure and financial investment		
Payments to acquire intangible fixed assets	**(64)**	(6)
Payments to acquire tangible fixed assets	**(12)**	(26)
Receipts from sale of fixed assets	**7**	44
Net cash outflow from capital expenditure and financial investment	**(69)**	12
Cash outflow before financing	**(424)**	(1,660)
Financing		
Issue of equity share capital	**63**	121
Share premium on issue of equity share capital	**567**	1,718
Share issue expenses	**-**	(10)
Proceeds from convertible loan	**254**	-
Capital element of finance leases and hire purchase	**(34)**	(61)
Net cash inflow from financing	**850**	1,768
Increase/(decrease) in cash	**426**	(108)

NOTES TO THE PRELIMINARY STATEMENT

Preliminary Results for year ended 31 December 2006

1 BASIS OF PREPARATION

The preliminary announcement has been prepared on the basis of accounting policies consistent with the audited financial statements for the year ended 31 December 2006.

2 LOSS PER SHARE

The calculation of basic loss per share is based on a loss for the year of £2,342,000 (2005: £1,374,000) divided by the weighted average number of shares in issue during the year of 64,743,108 (2005: 60,327,090).

3 PUBLICATION OF NON-STATUTORY ACCOUNTS

The financial information set out in this preliminary announcement does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The balance sheet at 31 December 2006 and the profit and loss account for the year then ended have been extracted from the Group's financial statements upon which the auditors' opinion is unqualified.

The 2005 financial statements have been filed with the Registrar of Companies, but the 2006 financial statements are not yet filed.

Symphony environmental technologies

SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC

Business Update
Product Clarification

Symphony Environmental Technologies Plc ("Symphony" or "the Company"), the degradable plastics and waste-to-energy Group, is pleased to announce the following:

BUSINESS UPDATE

The Group continues to make progress notwithstanding the delays affecting performance which have already been announced. In the oxo-biodegradable plastics Division the transition from low-margin finished product to higher-margin additive is taking effect. In the waste-to energy Division we are pleased to announce progress with Thermal Pyrolysis (see below) in addition to the progress with Microwave Pyrolysis announced on 30th April.

Oxo-biodegradable Plastic (d2w)

The changes referred to in the Company's Business Update announcement on 30 April 2007 have started to have a positive effect on the business. Sales of higher-margin products are growing and operating costs are falling.

The Company's announcements of 22 February and 30 April 2007 referred to delays in a number of overseas markets, and that corrective action had been taken. Two market areas were involved, and in the first we are pleased to say the issues have been resolved. Most of the local stock has been sold and paid for, and new orders have been confirmed for delivery. In the second market area, local stocks are being sold, the process of reconfirming orders and stock repositioning is ongoing, and further updates will be given at the Preliminary Results stage, which will now be in June, rather than at the end of May.

Waste to Energy (Thermal Pyrolysis)

Symphony is also pleased to announce that Cabinet approval has been given in Sri Lanka for an MOU between Symphony Energy Resources Ltd. (SER) and the Ceylon Petroleum Corporation (CPC) of Sri Lanka, supported by The Ministry of Petroleum of Sri Lanka.

The project is to build a Thermal Pyrolysis plant in Sri Lanka in 2008 and has been agreed as a result of meetings between SER and a team of experts from CPC. It must be stressed that no contract has yet been signed, but the MOU represents a major step forward for Symphony.

CPC is the state owned Oil Company of Sri Lanka and is the sole importer and refiner of oil products into Sri Lanka. Current operations include a refinery in Colombo, over 800 filling stations throughout the island, supplies to the marine bunkering companies, aviation fuel to the international airport, and supplies of oil products to the independent oil companies.

Symphony environmental technologies

Thermal Pyrolysis is a process that applies heat to plastics in the absence of oxygen to break the chemical bonds. The system converts waste plastics into Marine Diesel Oil (MDO), and is designed to recycle mixed plastic waste streams into valuable and easily marketable products. The process provides an alternative to conventional and more costly recycling systems and can use most types of plastic waste that currently go to landfill. The system itself uses very little energy and is self-sustaining with virtually zero waste from the process. If the plant is constructed, in due course MDO output per unit is expected to be in the region of 18,000 tonnes per annum or the equivalent of 150,000 barrels of oil.

This technology addresses two of the most pressing environmental questions faced by governments worldwide – What to do with waste plastics, and how to reduce dependence on imported oil.

PRODUCT CLARIFICATION (oxo-biodegradable plastic)

Plastics, recycling, compostability and renewable issues are now constantly in the media and much confusion exists over this subject. Symphony's d2w® oxo-biodegradable technology produces plastic which degrades by a process of **OXO-degradation**, initiated by an additive. The process involves little or no additional cost, as products can be made with the same machinery and workforce as conventional plastic products. During their useful life they are just as thin, strong, and durable as ordinary plastic.

It is important to note that the plastic does not just fragment. It is consumed by bacteria after the additive has reduced the molecular weight, and it is therefore **"biodegradable."** This process continues until the material has biodegraded to nothing more than CO_2, water, and humus, and **it does not leave fragments of petro-polymers in the soil**.

Eco-toxicity tests demonstrate that oxo-biodegradable plastic produces no immediate, or cumulative, adverse effects on the soil, whether from the material itself or from pro-degradants, plasticisers, surfactants, pigments, metal salts or lubricants. D2w® does not contain "heavy metals."

The UK Food Standards Agency's Expert Group on Vitamins and Minerals has carried out a risk assessment on trace elements and has shown that most of the metal salts used in oxo-biodegradable plastics are trace-elements necessary for healthy plant and human growth.

Unlike PVC, the polymers from which oxo-biodegradable plastics are made do not contain organo-chlorine. Nor do they contain PCBs, nor do they emit methane or nitrous oxide, even under anaerobic conditions.

The time taken for d2w® products to degrade can be 'programmed' at the time of manufacture and can be a few months or a few years. Exposure to sunlight accelerates degradation, but the process of oxo-bio-degradation, once initiated, continues even in the absence of light, so long as air is present. Products can be vacuum-packed for delivery and will not degrade in the absence of air until needed for use.

On 24th May this year the Periodical Publishers Association of the UK recommended to all its members that oxo-biodegradable film be used for wrapping their magazines for distribution. D2w® is already in use for this purpose.

Symphony
environmental
technologies

Oxo-biodegradable plastics are currently made from a by-product of oil refining, and oil is of course a finite resource, but this by-product arises because the world needs fuels for engines, and would arise whether or not the by-product were used to make plastic goods.

Unless the oil is left under the ground, carbon dioxide will inevitably be released, but until other fuels and lubricants have been developed for engines, it makes good environmental sense to use the by-product, instead of wasting it by "flare-off" at the refinery and using scarce agricultural resources to make plastics.

D2w® has been certified safe for long-term contact with any food type at temperatures up to 40°C, and oxo-biodegradable products are being supplied by the UK's leading supermarkets, Tesco and the Co-op. *NB: In view of the major custom of Walmart, is there any prospect of tying up ASDA at some point?*

In Portugal the country's largest retail group, Sonae, has adopted d2w® plastic carrier bags, and other major users include Marriott, Royal Caribbean Cruise Lines, BUPA, News International, Pizza Hut, KFC, and Walmart. Oxo-biodegradable plastic is ideal for frozen food packaging, as it can be kept for extended periods at low temperature, and will quickly degrade when it becomes a waste product at normal temperatures.

In Brazil more than 20 cities have issued a direction that the city authorities and all their suppliers use only oxo-biodegradable plastic for their packaging, bags, and refuse sacks.

If people want to incinerate oxo-biodegradable plastic with heat recovery, or recycle them, or re-use them, then that can be done. The key point is what happens to the plastic which is *not* collected, and gets into the environment as litter. Conventional plastic will lie around in the environment for many decades, but d2w® will degrade in a short time leaving no harmful residues.

Biodegradable plastics have been supplied in UK supermarkets for more than three years but there is no evidence that they have caused any increase in litter.

Oxo-biodegradable plastic also has useful applications in agriculture. For many years farmers and growers have used plastic sheets to protect their crops but after the crop has been harvested many thousands of square kilometres of dirty plastic have to be removed and disposed of. This is a very expensive process, and creates huge quantities of contaminated waste.

Oxo-biodegradable plastic sheets can however be programmed at manufacture to degrade soon after the harvest. The fragments can then be ploughed into the soil where they complete the biodegradation process and become a source of carbon for next year's plants. Symphony has trials ongoing with a new additive specially formulated for this purpose.

Symphony Environmental Technologies
Michael Laurier, Group Chief Executive
Ian Bristow, Finance Director

Tel: 020 8207 5900

Citigate Dewe Rogerson
Freida Moore
Ged Brumby

Tel: 020 7638 9571

Further information on the Symphony Environmental Technologies Group of companies:

SYMPHONY ENVIRONMENTAL LTD is a world leader in oxo-biodegradable plastics. It develops and supplies environmentally-responsible pro-degradant additives as well as oxo-biodegradable plastic film, and rigid packaging products.

SYMPHONY ENERGY RESOURCES LTD. is developing innovative waste-to-energy technology processing plants and is exploring many opportunities where there is a demand to convert plastics, tyres and other waste streams into valuable products by cost effective processes.

SYMPHONY PLASTICS LTD has for many years supplied a very popular range of conventional plastic bags and other plastic packaging products.

THE SYMPHONY GROUP has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, France, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. Its d2w® products can already be found in more than 40 countries.

Further information on the Symphony Group can be found at www.symphonyplastics.com and www.degradable.net.

Symphony environmental technologies

30 April 2007

BUSINESS UPDATE AND BOARD CHANGE
GRANT AWARD

BUSINESS UPDATE

Symphony Environmental Technologies Plc ("The Company,") the degradable plastic and waste-to-energy Group is pleased to announce that since the last business update on 22 February 2007 significant progress has been made in a number of key business areas. In Portugal the country's largest retail group, Sonae, has adopted d2w™ in all their carrier bags for their Continente, Mondelo and Mondelo Bonjour supermarket chains, which are estimated to account for more than 500 million bags per year. This is significant not in terms of absolute value, but for the breakthrough which it represents. This builds on the current portfolio which includes Marriott, Royal Caribbean Cruise Lines, Tesco and the Co-op who all presently use d2w™ finished products or our additive technology.

On 22 February 2007, the Company also announced delays in orders in a number of key overseas markets. Following high level discussions with major clients in these territories these problems have now been addressed and corrective action taken to bring sales levels into line with management expectations. Further updates will be made when the Company's Preliminary Results are announced before the end of May.

The Company also announces that Matthew Turner, Group Managing Director, left the Company on Friday 27th April following a review by the Company. There are no plans to appoint another Group MD.

A strategic review of the organisation of the business is nearing completion. There are now three operating subsidiaries (see notes to editors), and in future the Plc itself will be organised into separate operating departments each headed by a specialist reporting to the Chief Executive and thence to the Board. It is anticipated that this will improve the efficiency and management control of the Company and will focus specialist expertise where it is needed.

£50,000 GRANT FROM UK GOVERNMENT

Symphony Energy Resources Ltd. ("SER"), a wholly-owned subsidiary of Symphony Environmental Technologies Plc, was created to focus on converting waste-to-energy by innovative processes. It is currently working with two waste-to-energy reprocessing technologies, Thermal and Microwave Pyrolysis. The Company, is pleased to announce that SER has accepted an award from the UK Secretary of State for Trade and Industry of a grant of £50,000 for a feasibility study into microwave pyrolysis of scrap tyres.

SER will be undertaking this study, in association with Imperial College, London, to gain a greater understanding of microwave activity in this application, and of the thermodynamics of microwave degradation of tyres.

The outputs of microwave pyrolysis are a Tyre Derived Oil (TDO) and carbon black. Microwave energy is more efficient than heat in terms of processing-power consumed and is expected to give off lower direct and indirect emissions per ton processed. The output products are expected to be cleaner and therefore of higher value than their thermal equivalent. The study is due to start shortly and is expected to run for a period of 20 weeks.

These technologies address two of the world's most significant environmental concerns, - the disposal of waste, and the reduction of dependence on imported oil. The Company will announce the findings of this study in due course.

For further information, please contact:

Symphony
Michael Laurier, Group Chief Executive **Tel: 020 8207 5900**

Citigate Dewe Rogerson
Freida Moore **Tel: 020 7638 9571**
Ged Brumby

Notes to Editors:

Further information on the Symphony Environmental Technologies Group of companies:

THE SYMPHONY GROUP has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. Its d2w™ products can already be found in more than 40 countries.

SYMPHONY ENVIRONMENTAL LTD is a world leader in oxo-biodegradable plastics. It develops and supplies environmentally responsible pro-degradent additives as well as oxo-biodegradable plastic film, and rigid packaging products. The Company's technology, marketed under the d2w registered trademark, causes plastic to biodegrade within a short period of time, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass. These products can be recycled and can be made from recyclate, and can also be composted using in-vessel processes.

SYMPHONY ENERGY RESOURCES LTD. is developing innovative waste-to-energy technology processing plants and is exploring many opportunities where there is a demand to convert plastics, tyres and other waste streams into valuable products by cost effective processes.

SYMPHONY PLASTICS LTD has for many years supplied a very popular range of conventional plastic bags and other plastic packaging products.

Further information on the Symphony Group can be found at www.symphonyplastics.com and www.degradable.net.

Symphony
environmental
technologies

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SYMPHONY PLASTIC TECHNOLOGIES PLC

2. Name of shareholder having a major interest

SINGER & FRIEDLANDER AIM 3 VCT

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SINJUL NOMINEES LIMITED

5. Number of shares / amount of stock acquired

NONE

6. Percentage of issued class

NONE

7. Number of shares / amount of stock disposed

NONE

8. Percentage of issued class

NONE

9. Class of security

ORDINARY SHARES OF 1 PENCE EACH

10. Date of transaction

05/03/2007

Symphony environmental technologies

11. Date company informed

06/03/2007

12. Total holding following this notification

2,880,770

13. Total percentage holding of issued class following this notification

3.45%

14. Any additional information

TOTAL HOLDING MOVES BELOW 4% DUE TO ISSUE OF FURTHER ORDINARY SHARES

15. Name of contact and telephone number for queries

IAN BRISTOW – 020 8207 5900

16. Name and signature of authorised company official responsible for making this notification

IAN BRISTOW, FINANCE DIRECTOR

Date of notification

07/03/2007

Symphony
plastic technologies

27 February 2007

SYMPHONY PLASTIC TECHNOLOGIES PLC

Extraordinary General Meeting

The Company announces that at the extraordinary general meeting of the Company held earlier today, all resolutions were passed.

For further information, please contact:

Symphony
Michael Laurier, Chief Executive — **Tel: 020 8207 5900**
Ian Bristow

Citigate Dewe Rogerson
Freida Moore — **Tel: 020 7638 9571**
Ged Brumby

Ends

Symphony
plastic technologies

22 February 2007

Symphony Plastic Technologies plc
Trading Update

Symphony Plastic Technologies Plc ("Symphony" or the "Group"), the degradable plastics and waste-to-energy company, is announcing that sales for the first quarter are expected to be below management expectations. The directors were encouraged by the performance of the business in the fourth quarter of 2006, however the anticipated move into profitability since then has been delayed due to the slippage of orders in some overseas markets and the directors taking a more cautious view on the timing of the recovery following the change in the strategic direction of the group in 2006.

The UK market in the past has been slow to accept change to oxo-degradable technology but there is rising interest in the concept of d2w™ additive technology and products. This increase in momentum is being created by a general desire to make changes to a low cost eco-friendly alternative without having to change product type or supplier. Symphony is establishing good relationships with manufacturers and suppliers and has an increasing rapport with end users. Our current negotiations create a seamless inclusion of d2w™ additive technology within existing supply chains. Symphony's d2w™ additives are being used in products that are found in some of the UK's largest grocery retailers. These products include carrier and produce bags. Considerable development work is ongoing in a diverse range of new products and applications.

Legislation is continually changing and evolving on a local, state and national level in which oxo-degradable technology is being seen as a viable cost effective environmental alternative to the management of plastic products and waste.

As a result of these changes and with the d2w™ brand technology being one of the world's most established and lowest cost environmental options we believe that there is a likelihood that other markets will be encouraged to make similar changes rather than banning plastics entirely.

For further information, please contact:

Symphony **Tel: 020 8207 5900**
Michael Laurier, CEO
Ian Bristow, FD

Panmure Gordon & Co **Tel: 020 7614 8385**
Andrew Godber

Further information on Symphony Plastic Technologies plc:

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the d2w™ registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period.

The d2w™ product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. d2w™ products can already be found in more than 40 countries.

Symphony is now marketing and developing innovative waste-to-energy technology processing plants and is exploring various opportunities where there is a demand to increase recycling of waste plastics, tyres and other waste streams by cost effective processes.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

Symphony
plastic technologies

SYMPHONY PLASTIC TECHNOLOGIES PLC

Conditional £1.4 million Share Placing and
Notice of Extraordinary General Meeting ("EGM")

Symphony Plastic Technologies Plc ("Symphony" or the "Group"), the degradable plastics and waste-to-energy company, announces a conditional placing of 14,085,000 shares at 10 pence ("Proposed Placing"), EGM notice and proposed change of name.

Reasons for the Proposed Placing

Symphony has raised £1.4 million in a placing of 14,085,000 shares at 10 pence subject to approval at EGM. The Board of Symphony believe that it is in the best interest of the Company and its shareholders to replace part of its overseas finance facilities and other loans and to further invest in the enhancement of sales and marketing, R & D facilities and technical support services.

Michael Laurier, chief executive officer has purchased 500,000 new ordinary shares, Matthew Turner, managing director, has purchased 50,000 new ordinary shares and Ian Bristow, finance director has purchased 50,000 new ordinary shares as part of the Proposed Placing.

Following the Proposed Placing, the directors have the following interest in the share capital of the Company:

Michael Laurier	12.18%
Matthew Turner	0.36%
Ian Bristow	1.05%
Michael Stephens	0.28%
Nirj Deva	0.02%

The Group anticipates trading in 2007 will be ahead of 2006 and also expects to see maiden revenues from Symphony Energy Resources in the field of tyre and plastic recycling. The Group expects sales for 2006 to be in the region of £4.3m.

Extraordinary General Meeting

Symphony is holding an EGM at 9:00 am on Tuesday, 27 February 2007, at Elstree House, Elstree Way, Borehamwood, Hertfordshire WD6 1LE. The purpose of the meeting is, inter alia, to provide the directors with the necessary authorities in relation to the Proposed Placing of 14,085,000 new ordinary shares of 1p each, at a placing price of 10p each, in the capital of the Company ("New Ordinary Shares"), ranking pari passu in all respects with the existing issued ordinary shares in the capital of the Company. Application will be made for all such New Ordinary Shares, once issued and allotted, to be admitted to trading on AIM.

Shareholder approval is also sought to change the Company's name to "Symphony Environmental Technologies Plc.", to better reflect the nature of Symphony's business. This reinforces the Company's commitment to the development of environmental technology solutions including oxo-degradable technology and waste to energy systems.

Symphony
plastic technologies

For further information, please contact:

Symphony Michael Laurier, CEO Ian Bristow, FD	**Tel: 020 8207 5900**
Panmure Gordon & Co Andrew Godber	**Tel: 020 7614 8385**
Citigate Dewe Rogerson Ged Brumby	**Tel: 020 7638 9571**

Further information on Symphony Plastic Technologies plc:

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the d2w™ registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The d2w™ product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse and growing customer base in the UK and is establishing itself as an international business with distribution agreements in Argentina, Brazil, Canada & USA, Chile, Colombia, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. d2w™ products can be found in more than 40 countries.

Symphony is marketing and developing innovative waste-to-energy technology processing plants and is exploring various opportunities where there is a demand to increase recycling of waste plastics, tyres and other waste streams by cost effective processes.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

15 December 2006

Symphony plastic technologies

Symphony Plastic Technologies plc
Trading Update and Convertible Redeemable Loan Facility

Symphony Plastic Technologies Plc ("Symphony" or the "Group"), the degradable plastics and waste-to-energy company, is pleased to announce that, following the recent Trading Update on 13 October, trading is in line with management expectations of moving into profitability from quarter four of this year. Sales and gross profit margins continue to increase.

As reported in September's Interim Results, this margin improvement follows the change in strategic direction of the Group and the re-focus from a high volume low-margin commodity business to a much leaner higher-margin environmental technology business. This transition has allowed the Group to expand into new markets and products and to take advantage of the significant opportunities provided.

The Board have concluded its review of the CARICOM business (Caribbean Community and Common Market) and is making a final provision of £500,000 against the bad debt of a former distributor. It is anticipated to recover this investment through new licence fee income over the next three years and materially enhanced sales in the region.

As part of this on-going strategic review Symphony has recently reviewed its North American investment in Degradable Polymer Products Inc. It is the Group's view that the medium term value of this investment, based on current events, could be materially higher than the PUT Option price contained within the Distribution Agreement. As a result, the Group will no longer be exercising the PUT Option which had expected to be completed before the end of December 2006.

Any impact that this would have had on the business will be covered by a new £500,000 convertible redeemable loan facility with the Headstart Funds leaving the business in a cash neutral position. It is anticipated that the Group will not require the full facility which will be used to bridge the short-fall in cash-flow due to the Board's decision not to exercise the PUT Option but wait for higher returns in the future.

This will be available for conversion into 1p ordinary shares after 120 days unless redeemed. Conversion into 1p ordinary shares is calculated at 95% of the lowest bid price during the 15 trading days prior to the conversion date. In addition 500,000 warrants have been issued at a subscription price of 15p per 1p ordinary share, 200,000 of which may be deferred up to one year. Interest on the loan is 8% per annum. The cost of redemption if made will be either 110% of the loan if repaid within 180 days, or 105% after 180 days.

Michael Laurier, Chief Executive of Symphony, said:

"The recent strategic review and the subsequent evolution of the business has been an extremely beneficial exercise for us both in terms of improving our revenues and enhancing our margins

Symphony continues to develop the many opportuntities available in a wide range of applications and markets.

The restructuring of the CARICOM region has impacted the balance sheet but is positive in terms of maximising profitability and cash flow going forward. We are now in full control of the development in the region.

We continue to work towards the profitability of the business and look forward to the future with confidence."

For further information, please contact:

Symphony **Tel: 020 8207 5900**
Michael Laurier, CEO
Ian Bristow, FD

Citigate Dewe Rogerson **Tel: 020 7638 9571**
Freida Moore
Ged Brumby

Further information on Symphony Plastic Technologies plc:

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the d2w® registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The d2w® product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. d2w® products can already be found in more than 40 countries.

Symphony is now marketing and developing innovative waste-to-energy technology processing plants and is exploring various opportunities where there is a demand to increase recycling of waste plastics, tyres and other waste streams by cost effective processes.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

Symphony
plastic technologies

19 December 2006

Symphony Plastic Technologies plc ("Symphony")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, the Board of Symphony would like to notify the market of the following:

Symphony's issued share capital consists of 69,679,547 ordinary shares of 1p each with voting rights. No ordinary shares are held in treasury.

The above figure of 69,679,547 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Symphony Plastic Technologies plc under the FSA's Disclosure and Transparency Rules.

For Immediate Release **13th November 2006**

Symphony Plastic Technologies plc
Board Appointment

Symphony Plastic Technologies Plc ("Symphony" or the "Company"), the degradable plastics company, is pleased to announce the appointment of Michael Stephens to the Company Board, as Technical Director.

Michael previously resigned from the board on 20 January 2005 to allow him to solely focus on technical aspects of the business. We welcome his re-appointment following a review of our technical strategy.

Michael Laurier, Chief Executive commented; "We are extremely pleased to welcome Michael back to the Board where his experience and expertise will prove invaluable to the future success of the business. With this strengthened Board we look forward to the future with confidence."

For further information, please contact:

Symphony **Tel: 020 8207 5900**
Michael Laurier, CEO
Ian Bristow, FD

Citigate Dewe Rogerson **Tel: 020 7638 9571**
Freida Moore
Ged Brumby

Further information on Symphony Plastic Technologies plc:

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the d2w® registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The d2w® product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. d2w® products can already be found in more than 40 countries.

Symphony is now marketing and developing innovative waste-to-energy technology processing plants and is exploring various opportunities where there is a demand to increase recycling of waste plastics, tyres and other waste streams by cost effective processes.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

Symphony
plastic technologies

For Immediate Release **13th October 2006**

Symphony Plastic Technologies plc
Trading Update and Placing

Symphony Plastic Technologies Plc ("Symphony" or the "Group"), the degradable plastics and waste-to-energy company, is pleased to announce that following the recent interim results reported on Monday 25 September the Group is strongly anticipating a move into profitability from quarter four of this year. This confidence is driven by a sharp increase in received orders for the latter part of the year.

The Group would also like to announce final settlement on the repayment of costs in relation to the court case with EPI. The final cost agreed to be repaid to Symphony is to be in excess of £300,000. This is in addition to the £600,000 already received earlier this year. All matters surrounding the litigation have now been concluded.

The Group has also placed 6,300,000 ordinary 1 penny shares ("new ordinary shares") at a price of 10 pence each in order to strengthen the balance sheet, improve cash flow and start the initial investment phase on the waste-to-energy project. Matthew Turner, managing director, has purchased 250,000 new ordinary shares as part of the placing.

Following the placing, the directors have the following interest in the share capital of the Company:

Michael Laurier	13.74%
Matthew Turner	0.36%
Ian Bristow	1.15%
Nirj Deva	0.03%

Application has been made for the new ordinary shares, which will rank pari passu with the existing shares in issue, to be admitted to trading on AIM, and admission is expected to become effective on 19 October 2006.

Michael Laurier, Chief Executive, said:

"The business is moving forward progressively and the increase in forward orders resulting in the Group anticipating profitability in the near future is encouraging.

We are also delighted to announce the conclusion of the litigation with EPI allowing the business to move into 2007 free from the legal constraints that have hindered the Group for so long.

We look forward to the future with confidence"

For further information, please contact:

Symphony Michael Laurier, CEO Ian Bristow, FD	**Tel: 020 8207 5900**
Panmure Gordon & Co Andrew Godber	**Tel: 020 7614 8385**
Citigate Dewe Rogerson Frieda Moore Ged Brumby	**Tel: 020 7638 9571**

Further information on Symphony Plastic Technologies plc:

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the d2w® registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The d2w® product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. d2w® products can already be found in more than 40 countries.

Symphony is now marketing and developing innovative waste-to-energy technology processing plants and is exploring various opportunities where there is a demand to increase recycling of waste plastics, tyres and other waste streams by cost effective processes.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

For Immediate Release 25 September 2006

SYMPHONY PLASTIC TECHNOLOGIES PLC

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2006

NEW WASTE-TO-ENERGY BUSINESS LAUNCHED

Symphony Plastic Technologies plc ("Symphony" or "the Group"), the degradable plastics company, announces its interim results for the six months ended 30 June 2006. The Group also announces diversification into waste-to-energy with the formation of Symphony Energy Resources Limited ("SER").

HIGHLIGHTS

- Sales £2.35 million (2005 H1: £4.95 million including Somerfield £2.73m)
- Gross profit margins increase to 22% (2005 H1: 20%)
- Loss before tax of £0.87m (2005 H1: loss £0.33m)
- Exceptional cost provisions of £0.30m (2005 H1: £nil)
- **d2w**® sales in export markets increase 89% to £0.53m (2005 H1: £0.28m)

After period end

- Matthew Turner appointed as Managing Director
- New waste-to-energy business formed to focus on energy reprocessing technology systems
- New Structure in Caribbean and US$1 million licence fee

Commenting on the results, Nirj Deva, Chairman of Symphony, said:

"Symphony is recognised for its global leadership in oxo-biodegradable plastic technology and I am pleased to report that the Group has entered into a high number of agreements with customers across a broad spectrum of markets and products. The growth of the market for environmentally responsible solutions for plastic waste management, propelled by developments in legislation, provides the Group with many significant opportunities and we are actively investing in new personnel, systems and resources to take advantage of these.

We are excited to be entering a new phase for the Group with the launch of our waste-to-energy business which offers many opportunities to accelerate revenues in the medium to longer term.

Based on the levels of current interest, orders, agreements and projects, the Board believes that the Group will move forward positively and we look forward to the future with confidence."

For further information, please contact:

Symphony
Michael Laurier, CEO — **Tel: 020 8207 5900**
Matthew Turner, MD
Ian Bristow, FD

Citigate Dewe Rogerson
Freida Moore — **Tel: 020 7638 9571**
Ged Brumby

Notes to Editors

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the **d_2w®** registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **d_2w®** product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. **d_2w®** products can already be found in more than 40 countries.

Symphony is now marketing and developing innovative waste-to-energy technology processing plants and is exploring various opportunities where there is a demand to increase recycling of waste plastics, tyres and other waste streams by cost effective processes.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

CHIEF EXECUTIVE'S REVIEW

The six month period under review showed the financial effects of the transition from a high volume low margin commodity business to a much leaner higher margin environmental technology business. The process of change has led to a review of all our direct costs with a particular emphasis of expanding the **$d_2w^{®}$** brand into new product areas and a greater focus on developing the larger overseas markets. This new strategic direction was first announced in September 2005 and further reported on at the Preliminary Results of 27 April 2006.

I am able to report that for the first half of this year gross margins have improved from 20% to 22% and export sales for our **$d_2w^{®}$** products and additives increasing by 89% to £0.53m. Some operating costs have been reduced such as warehousing by closing fixed overhead facilities in favour of outsourced and more flexible arrangements.

A provision of £300K has been made for the Caribbean restructure program as detailed later in this report.

The Group has therefore spent the first six months of this year consolidating its new position.

During the period and because of continuing demand for a wider additive product range the Group continued to invest in research and development, legislative support and the development of our international sales team.

Trading Results

Sales reduced by 53% to £2.35 million (2005 H1 £4.95m). Somerfield sales for the first half of 2005 were £2.73m. Like for like sales excluding Somerfield increased to £2.35m (2005 H1 £2.22m)

Gross profits revenues decreased to £0.53 million (2005 H1: £1 million). Gross margins have increased to 22% reflecting the gradual change in sales mix away from commodity products to technology. Administrative expenses before exceptional costs decreased by 13% to £1.00 million from £1.15 million reducing in areas such as staff costs and finance charges.

New Accounting Standard

Included in administrative charges is a charge of £26,000 (2005 H1: £25,000) made under Financial Reporting Standard 20 (being adopted in 2006) in respect of share options granted by the Company. The Standard has also had an impact on the 2005 results and a prior year adjustment of £50,000 has been made. The attached profit and loss account and balance sheet has been restated to reflect this charge. The charge has been credited to Other Reserves.

Operating losses increased to £0.87m from £0.33 million. Exceptional items of £0.30m (2005 H1: £nil) are included in this figure.

The loss per share increased to 1.36 pence (2005 H1: loss per share of 0.56 pence).

Management Changes

As part of the new strategic direction of the Company and to ensure that we kept pace with the evolution of the industry, we felt that it was important to evolve our management team to meet the developing needs of the business, customers and shareholders alike. We were pleased to announce the significant strengthening of our Board with the appointment of Matthew Turner as Managing Director on 29 August. Matthew brings Symphony extensive commercial and leadership skills and has considerable experience operating in an environmental technology sector.

In addition to this, we have strengthened the senior management team further with the appointment of John James as Head of International Sales. John's specific role will be to develop and expand the established overseas distribution network for the **$d_2w^{®}$** range of products and additives which can now be found in more than 40 countries.

As part of this management reorganisation, we announced that Allan Blacher left his position of Chief Operating Officer and the Company. We also announce today that Keith Frener, Operations Director, has stepped down from the Board to focus on the development of other areas within Symphony.

Diversification of Business

In line with our new business model, Symphony is pleased to announce a diversification to its core business into waste-to-energy technology. A new wholly owned subsidiary, Symphony Energy Resources Limited ("SER"), has been formed to focus on the development of Symphony's waste-to-energy business.

Robert Nash, 56, has been appointed Managing Director of SER and heads a specialised team of experts in the field of Thermal and Microwave Pyrolysis technology. Symphony has been investigating the development and marketing of waste energy for the past two years and has in the last year increased its investment in this area.

SER is working with two unique waste-to-energy reprocessing technology systems.

Thermal Pyrolysis System

Thermal Pyrolysis is a process that applies heat to plastics in the absence of oxygen to break the chemical bonds. The thermal Pyrolysis system converts waste plastics into Plastic Derived Oil ("PDO"). It is designed to recycle mixed plastic waste streams into valuable and easily marketable products. The process provides an alternative route to conventional and more costly recycling systems and can use most types of plastic/rubber waste that currently go to landfill. The system itself uses very little energy and is self-propelling with virtually zero waste generated from the process. PDO output per operating unit is in the region of 18,000 tonnes per annum which represents a revenue value on today's oil prices of approximately US $9 million.

In 2005 Symphony signed a Memorandum of Understanding with a US corporation which allows exclusive marketing rights in most territories excluding the USA and is also subject to certain performance conditions. This agreement has been extended in part and is valid until the end of 2007 with further extension provisions. Symphony is

currently in advance negotiations in one territory in relation to the use of a Thermal Pyrolysis System and is also in discussions with other interested parties. It is anticipated that revenue for Symphony will be generated from management fees, licence fees and royalties.

Microwave Pyrolysis System

In July 2006 Symphony acquired the intellectual property and future patent rights to a British innovative Microwave Pyrolysis process. A 16 week design study to examine and prove the commerciality of the project by a reputable UK based global engineering company has been commissioned. The Company has actively started developing new areas to apply this waste-to-energy technology. In particular operations that are looking for sustainable solutions to reduce energy cost have shown an interest in the Technology.

Main Market Review

United Kingdom

Sales of additives are increasing in line with the new business focus of replacing finished products which are now gradually reducing. An example of this was first referred to in the Preliminary results issued on 27 April 2006 were we announced that Co-op had confirmed that it will be using **d$_2$w®** additives in all its degradable plastic bags. The supply of these degradable finished products using **d$_2$w®** additives has commenced through their incumbent supplier.

Much of the work in the UK and indeed in other markets remains commercially sensitive and therefore no specific information can be provided in this review other than in general terms.

We are actively developing the market and are in discussions, negotiations and trials with some of UK's highest profile companies and specific references to some of these were made in our earlier update to the Market of 15 June 2006. The need for a cost effective, credible solution to plastic packaging waste is gaining momentum with recent announcements in the press and broadcast on national television and radio. Further, some large retail groups are now actively campaigning for biodegradable packaging creating increased levels of interest for products made with **d$_2$w®** additives.

Europe (France)

Most of our European effort is being focused in France as a result of the impending 2010 legislation in connection with plastic carrier bags and also the defensive actions by the plastics industry to protect their position by supporting a move to create a new standard for oxo-biodegradable technology. The new standard could become effective before the end of the year and thereafter is expected to harmonise throughout Europe and internationally thereafter.

Our focus has been to work with the French plastic producers in arguing the case for oxo-biodegradable packaging as the alternative could result in a ban for the traditional polymer based alternative thus causing financial harm for the industry.

The **d₂w®** business in France as a result of these efforts has converted some 1500 tonnes of normal finished products to **d₂w®** oxo-degradable ones as against virtually zero sales last year. Our expectations, based on current negotiations, and trials for France alone, and in the coming year are to achieve sales of several times this volume in a plastics market that is larger than the UK.

Like in other markets and through our Distributor, Alternative Plastics (http://www.symphonyplastics.fr/) we are working with some of the highest profile companies in virtually all the main market sectors.

USA

In line with the earlier announcement of 27 April 2006, our US distributor Degradable Polymer Products Inc continues to make satisfactory progress toward completing the arrangements for payment to Symphony under the Distribution Agreement of US$550,000. A commencement fee of US$100,000 was paid to Symphony within the period under review.

As part of the consideration for the Agreement, Degradable Polymer Products Inc has issued to Symphony five million, six hundred thousand (5,600,000) fully paid common shares from its treasury at a price of US0.15 per share. The value of these shares has not been recognised in our accounts as Degradable Polymer Products Inc fund raising program is not due to be completed until the end of this financial year.

We are advised that sales and marketing are progressing in a satisfactory way with several new trial orders secured.

The sales arrangement between Symphony, DePoly and Rand International, as announced on 21 August 2006, incentivises the parties to secure some significant sales objectives and developments. Taking into account current activities we are confident that the parties are making positive progress towards achieving their objectives.

Caribbean Business

On 27 April 2006 we announced that an investment of around £800,000 had been made to date in this region and that orders in the territory exceeded US$3 million subject to local bank approval. On 22 May 2006 we announced that initial banking facilities had been approved and that orders for the region were expected to exceed US$4 million in the full financial year. Subsequent to that orders and payments started to flow albeit at a rate far lower than anticipated.

Following a recent visit to the region by Matthew Turner, it was decided to restructure the current arrangements. We believe the new structure offers better security and sales prospects for **d₂w®** than the previous arrangement Therefore we have terminated the license agreement with our distributor (CEPI) Caribbean Environmental Protection Inc., and Loramark Marketing Inc. As a result of this termination a provision of £300K is being made while we go through a process of recovering our investment and ensuring improved returns.

The restructure of the business albeit at an initial financial cost, opens the opportunity to expand at a much faster and more profitable rate than previous. Moreover, the restructure will strengthened cash-flows in the short to medium term.

Symphony is very pleased to announce that it has appointed A S Bryden (an investment grade company) as distributor for Barbados with immediate effect. A US$1 million license fee has been agreed for payment against future sales.

Sales for the region based on current order levels, commitments and negotiations are expected to exceed earlier projections which were announced to the Market on the 22 May 2006.

Middle East

In line with our new business strategy the joint venture product manufacturing arrangement with Bin Hilal Enterprises of Abu Dhabi has been brought to an end. The remaining equipment will either be paid for by Bin Hilal or sold to another facility in due course. We continue to hold our investment in the Company which is actively trading.

Through our distributor, Interplast of Dubai, a substantial amount of marketing work for **d₂w**® additives has been ongoing in the region and recent reports indicate a substantial increase in business over the coming months. Products made with **d₂w**® additives can be found in Dubai, Jordan and Qatar with new applications beyond refuse and carrier bags being developed.

Outlook

Symphony is recognised for its global leadership of oxo-biodegradable plastic technology and is visible by the **d₂w**® droplet brand. The plastics market is rapidly changing in terms of a growing demand for cost effective environmentally responsible solutions to the problem of plastic waste management. This momentum is further propelled by many new developments in legislation that are focused on making compulsory changes to packaging, waste and recycling.

The group has entered into a large number of agreements for the evaluation, development and marketing of its range of **d₂w**® pro-degradent additives. These agreements cover a broad spectrum of markets and products and if ultimately successful will deliver substantial value for the Group.

To maximise these exciting opportunities and as part of the ongoing management review process we are investing actively in new personnel, systems and resources to help implement this next phase.

The launch of the new waste-to-energy business offers many opportunities to accelerate revenues in the medium to longer term.

As a result of recent events that have been referred to in this review the Group continues to operate in a cash-flow neutral position. The Board is considering further investments as referred to in the earlier paragraphs although timing and values have yet to be determined.

Based on the levels of current interest, orders, agreements and projects, we believe that the Group will move forward positively over the ensuing period.

We look forward to the future with confidence.

Michael Laurier
Chief Executive

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2006

	Six months to 30 June 2006		Year ended 31 December 2005 Restated		Six months to 30 June 2005 Restated	
	£'000	£'000	£'000	£'000	£'000	£'000
Turnover		2,347		9,109		4,946
Cost of sales		(1,821)		(7,342)		(3,949)
Gross profit		526		1,767		997
Distribution costs		(68)		(272)		(130)
Administrative expenses - other	(1,002)		(2,602)		(1,153)	
Administrative expenses - exceptional items	(300)		(191)		-	
Administrative expenses		(1,302)		(2,793)		(1,153)
Operating loss		(844)		(1,298)		(286)
Net interest		(24)		(166)		(39)
Loss on ordinary activities before taxation		(868)		(1,464)		(325)
Tax on loss on ordinary activities		-		40		-
Loss for the financial year transferred from reserves		(868)		(1,424)		(325)
Basic and diluted earnings per share in pence		(1.36)p		(2.36)p		(0.56)p

There were no recognised gains or losses other than the loss for the period.

CONSOLIDATED BALANCE SHEET

As at 30 June 2006

	30 June 2006	31 December 2005 Restated	30 June 2005 Restated
	£'000	£'000	£'000
Fixed assets			
Intangible assets	17	18	20
Tangible assets	227	247	258
Investments	16	16	16
	260	281	294
Current assets			
Stock	169	304	616
Debtors	2,061	2,773	3,886
Cash at bank and in hand	91	1	453
	2,321	3,078	4,955
Creditors: amounts falling due within one year	(1,689)	(1,607)	(2,444)
Net current assets	632	1,471	2,511
Total assets less current liabilities	892	1,752	2,805
Creditors: amounts falling due after more than one year	(71)	(89)	(83)
	821	1,663	2,722
Capital and reserves			
Called up share capital	634	634	634
Share premium account	10,824	10,824	10,809
Other reserves	898	872	848
Profit and loss account	(11,535)	(10,667)	(9,569)
	821	1,663	2,722

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2006

	Six months to 30 June 2006	Year ended 31 December 2005 Restated	Six months to 30 June 2005 Restated
	£'000	£'000	£'000
Net cash inflow/(outflow) from operating activities	9	(1,547)	(1,083)
Returns on investments and servicing of finance			
Interest received	-	2	1
Interest paid	(20)	(157)	(37)
Finance lease interest paid	(5)	(11)	(3)
Net cash outflow from returns on investments and servicing of finance	(25)	(166)	(39)
Taxation	-	40	-
Capital expenditure and financial investment			
Purchase of tangible fixed assets	3	(6)	(85)
Purchase of intangible fixed assets	-	(26)	(6)
Receipts from sale of fixed assets	-	44	11
Net cash outflow from capital expenditure and financial investment	3	12	(80)
Financing			
Issues of equity share capital	-	121	121
Share premium on issue of equity share capital	-	1,718	1,718
Share issue expenses	-	(10)	(25)
Capital element of finance lease rentals	(17)	(61)	(13)
Inception of finance leases			61
Net cash (outflow)/inflow from financing	(17)	1,768	1,862
(Decrease)/increase in cash	(30)	108	660

Net cash outflow from operating activities

	£'000	£'000	£'000
Operating loss	(844)	(1,298)	(286)
Non cash item – FRS20	26	50	25
Depreciation and amortisation	24	50	20
Loss on disposal of fixed assets	-	8	(1)
Decrease/(increase) in stocks	135	76	(236)
Decrease/(increase) in debtors	712	624	(488)
(Decrease)/increase in creditors	(44)	(1058)	(117)
Net cash outflow from operating activities	9	(1,547)	(1,083)

NOTES TO THE INTERIM ACCOUNTS

1. BASIS OF PREPARATION

The interim financial statements have been prepared on the basis of the accounting policies set out on pages 8 and 9 of the 2005 Annual Report, and are unaudited. The accounting policies have been amended for this interim statement to include Financial Reporting Standard 20, share based payments. This change in accounting policy has resulted in a prior year adjustment charge to the profit and loss account of £50,000 (£25,000 H1 2005). The comparative figures for the year ended 31 December 2005, which have been amended by the prior year adjustment, have been extracted from the group's latest published accounts which contain an unqualified audit report and which have been filed with the Registrar of Companies.

2. LOSS PER SHARE

The calculation of basic loss per share is based on a loss for the period divided by the weighted average number of shares in issue during the period of 63,379,547 (2005 FY 60,327,090; 2005 H1: 57,481,867).

For immediate release

20 September 2006

Symphony Plastic Technologies plc

Interim Results

Symphony Plastics Technologies plc ("Symphony"), the degradable plastics company, will announce its interim results for the six months ended 30 June 2006 on Monday 25 September 2006.

-ends-

For further information, please contact:

Citigate Dewe Rogerson **020 7638 9571**
Freida Moore
Ged Brumby

Notes to Editors

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the **$d_2w^{®}$** registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **$d_2w^{®}$** product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse and growing customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Argentina, Brazil, Canada & USA, Chile, Colombia, India, Mexico, New Zealand, Peru, Portugal, South Africa, the Caribbean, Saudi Arabia, and Qatar. **$d_2w^{®}$** products can already be found in more than 40 countries.

Symphony is now marketing and developing innovative waste to energy technology processing systems and is exploring various opportunities where there is a consumer and legislative demand to increase recycling of waste plastics, tyres and other types of products by cost effective processes.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

For Immediate Release **29th August 2006**

Symphony Plastic Technologies plc
Board Restructure

Symphony Plastic Technologies Plc ("Symphony" or the "Company"), the degradable plastics company, is pleased to announce a significant strengthening of its Board with the appointment of Matthew Turner as Managing Director with immediate effect.

Matthew Turner, 47, has held a number of senior roles and in particular in 2005 - 2006, Global Head for Water and Waste with the Fortis Bank - Merchant Bank Division, Brussels. He was also Global Chief Executive of Bord Na Mona Environmental, Ireland in 2003 and 2004; Corporate Finance Director for Ernst & Young, Brussels in 2001 - 2003; Director of Water Nuon B.V. Amstersdam in 2000 – 2001 and Project Finance Manager of TXU Europe in 1998 - 2000. Matthew remains Managing Director, CFA Services in Antwerp, a management company focusing on provision of investment, corporate finance advisory, strategic and restructuring services.

Matthew will report directly to Michael Laurier, Chief Executive, and will be responsible for implementing the Company's strategy of strengthening the UK business and network of distributors and focusing on sales of **$d_2w^®$** pro-degradent additive.

As a result of this restructuring, Allan Blacher has left his position as Chief Operating Officer of the Company and leaves the Company with immediate effect. The Board of Symphony wishes him well in his future activities.

Nirj Deva, Chairman of Symphony, said:

"We are delighted to have appointed Matthew Turner as Managing Director of Symphony. Matthew has considerable skills and experience operating in an environmental technology sector and brings extensive commercial and leadership skills to the Group.

"The appointment of Matthew has strengthened our already solid management team and I am confident that progress will continue towards achieving the commercial realisation of the Company's full potential."

For further information, please contact:

Symphony Michael Laurier, CEO Ian Bristow, FD	**Tel: 020 8207 5900**
Panmure Gordon & Co Andrew Godber	**Tel: 020 7614 8385**
Citigate Dewe Rogerson Freida Moore Ged Brumby	**Tel: 020 7638 9571**

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the **d$_2$w**™ registered droplet trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **d$_2$w**™ product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, India, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. **d$_2$w**™ products can already be found in more than 40 countries.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

Symphony
plastic technologies

For Immediate Release **21st August 2006**

Symphony Plastic Technologies plc
North America Sales

Symphony Plastic Technologies Plc ("Symphony" or the "Company"), the degradable plastics company, is pleased to announce that Symphony's North American distributor, Degradable Polymer Products Inc., has reached agreement on a commission based, key customer relationship with Rand International Leisure Products Limited ("Rand"). Rand is a United States based corporation specialising in sales and market development in the US retail sector.

Degradable Polymer Products Inc. has been working with Rand and its counterparts towards securing key customer approvals and recommendations and in order to incentivise Rand towards the achievement of particular sales objectives, and to secure Rand's ongoing support for Symphony's **d2w™** business development, Symphony has today entered into an option agreement with Rand. Subject to the achievement of defined commercial requirements, Rand will be entitled to subscribe for up to 5,000,000 ordinary shares in the capital of Symphony at a price based on the quoted price for such shares at the time of exercise with a minimum subscription price of 12p per share.

Other than in respect of the first 1,000,000 shares under option, the options granted by the agreement are subject to Symphony shareholders' approval at an extraordinary general meeting as well as being conditional upon Rand meeting specific criteria which will deliver substantial benefits and value both to Degradable Polymer Products Inc. and to Symphony.

Symphony believes these arrangements are in the best interests of the Company and intend to work very closely with Degradable Polymer Products Inc., Rand and their counterparts to grow its revenues from North America.

Roger McLelland, Chief Executive of Degradable Polymer Products Inc. said:

"We have worked closely with both Rand and Symphony and are delighted now to be in a position to make meaningful inroads into one of the biggest market sectors in North America. Rand's customer relationships will be of considerable value in our focused sales efforts."

Michael Laurier, Chief Executive of Symphony, said:

"We are delighted to have reached agreement with Degradable Polymer Products Inc and Rand and we firmly believe that this partnership has the potential to add very substantial value to the development of the North American market and in accelerating the worldwide trend towards the wider adoption of **d2w™** *totally degradable technology."*

For further information, please contact:

Symphony Michael Laurier, CEO Ian Bristow, FD	**Tel: 020 8207 5900**
Panmure Gordon & Co Andrew Godber	**Tel: 020 7614 8385**
Citigate Dewe Rogerson Freida Moore Ged Brumby	**Tel: 020 7638 9571**

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the **d2w**™ registered droplet trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **d2w**™ product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, India, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. **d2w**™ products can already be found in more than 40 countries.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

Symphony
plastic technologies

For Immediate Release 14th July 2006

Symphony Plastic Technologies plc

Annual General Meeting Statement

Symphony Plastic Technologies plc ("Symphony"), the degradable plastics company, is pleased to announce that at its Annual General Meeting ("AGM") held today, all resolutions were unanimously passed.

At the AGM, Nirj Deva, Chairman of Symphony, made the following statement to shareholders:

"The Board believes that Symphony has now started to turn the corner following the successful defence of the legal challenge to our core business and technology as well as continuing positive developments in the global markets for our d2w plastic technology as generally reported on the 15th June 2006.

2005 was a challenging year but also a year of evolution in which a new and more exciting strategy was implemented. We are becoming a more flexible business, operating on lower cost and higher operating margins. It is no longer our main focus to compete against the finished product suppliers and our new strategy allows us to work in harmony with them.

The positive impact of this new strategy will begin to be reflected in the results in the second half of 2006 and thereafter.

With many of the major distractions and problems of the past few years behind us we are now in a position to develop all areas of the business, such as corporate governance, unhindered. Further statements on these will be made in due course.

We look forward to exciting times ahead for 2006 and 2007".

For more information, please contact:

Symphony Plastic Technologies Plc
Michael Laurier, CEO +44 (0)20 8207 5900

Citigate Dewe Rogerson
Frieda Moore / Ged Brumby +44 (0) 20 7638 9571

Further information on Symphony Plastic Technologies plc:

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the d2w® registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The d2w® product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.

Symphony has a diverse customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, India, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. d2w® products can already be found in more than 40 countries.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

Ends.

Symphony
plastic technologies

For Immediate Release **21 June 2006**

Symphony Plastic Technologies plc
Notification of Annual General Meeting

Symphony Plastic Technologies PLC announces that its Annual General Meeting will be held at 10:00 am on Friday, 14 July 2006, at Elstree Moat House, Borehamwood, Hertfordshire WD6 5PU.

For further information:
Symphony Plastic Technologies plc
Ian Bristow +44 (0) 20 8207 5900

Citigate Dewe Rogerson
Freida Moore/Ged Brumby +44 (0) 20 7638 9571

Further information on Symphony Plastic Technologies plc:

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the d2w® registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The d2w® product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.
Symphony has a diverse customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, India, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. d2w® products can already be found in more than 40 countries.
Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

Ends.

Symphony plastic technologies

For Immediate Release **15th June 2006**

Symphony Plastic Technologies plc
Sales Progress

Symphony Plastic Technologies Plc ("Symphony"), the degradable plastics company, would like to update the market on the progress of its new sales strategy which was announced in September 2005 and further reported on at the Preliminary Results on 27th April 2006. This new corporate strategy includes the strengthening of the international network of distributors and focusing on sales of **d_2w®** pro-degradent additive rather than on finished flexible plastic products.

Sales activity by Symphony and its distributors, and interest in degradable plastics, continues to build and there have been a number of noteworthy successes with new applications in new market sectors. Business has been won with new customers many of whom are household names in different parts of the world. These sales gains do not individually justify corporate announcement but their collective strategic importance is material and reaches beyond the value of the actual sales involved.

In addition to the strategic benefits arising from association with these prestigious new customers, the **d_2w®** droplet trademark is becoming ever more widely visible and accepted as the recognised international symbol for degradability.

Some specific examples of this progress in sales are:

- In Brazil, through Symphony's exclusive distributor RES, the second largest beverage company, Schincariol, has recently launched a major advertising and promotional campaign following the adoption of **d_2w®** degradable technology to wrap all its bottles and cans.
- In the United Kingdom, the leading consumer magazine publisher, IPC Media, are using **d_2w®** degradable technology for all their newsstand bagging which includes magazine titles such as Marie Claire and Homes & Gardens.
- In Hong Kong, through Symphony's agent, Supreme Development Company, the leading bulk rice packer, Golden Resources - who account for over 60% of the market - will be using **d_2w®** degradable technology in all their rice bags from July 2006.
- In the international hospitality industry both Royal Caribbean International and Marriott Hotels are using products incorporating **d_2w®** degradable technology to minimise the impact of their activities on the environment.
- In England, some fruit given to children under the "School Fruit and Vegetable Scheme" is now being packed in **d_2w®** totally degradable plastic bags.
- In South Africa, through Symphony's licensee Astrapak, the country's leading dedicated packaging manufacturer, all major retailers – including Pick 'n Pay, Shoprite, Woolworths and Spar – are now using **d_2w®** totally degradable plastic bags in their retail operations.

Michael Laurier, Chief Executive, said:
By focusing on sales of our unique additive, and by working closely with end users to meet their product needs, we are beginning to see our technology and trademark being used by valuable new customers in innovative applications across the world.
Recent widely publicised statements by market leading retailers in the UK, and USA, together with the continuing legislative intent to deal with the problems of plastic waste, are adding to the increasing motivation of suppliers and manufacturers to take active steps towards adopting more environmentally friendly plastics.
The momentum generated by this activity can only be positive and, with that in mind, we intend to maintain the pace and intensity of our efforts.

For further information, please contact:

Symphony **Tel: 020 8207 5900**
Michael Laurier, CEO
Ian Bristow, FD

Panmure Gordon & Co **Tel: 020 7614 8385**
Andrew Godber

Citigate Dewe Rogerson **Tel: 020 7638 9571**
Ged Brumby
Freida Moore

Further information on Symphony Plastic Technologies plc:

Symphony develops and supplies environmentally responsible pro-degradent additives as well as plastic packaging products. The Group's main technology, marketed under the **$d_2w^®$** registered trademark, causes plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **$d_2w^®$** product range includes pro-degradent additives developed for an increasing variety of applications as well as a range of finished flexible plastic products.
Symphony has a diverse customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, India, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. **$d_2w^®$** products can already be found in more than 40 countries.
Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

End

Symphony
plastic technologies

For Immediate Release **22nd May 2006**

Symphony Plastic Technologies plc
Caribbean Sales

Symphony Plastic Technologies Plc ("Symphony"), the degradable plastics company, is pleased to announce confirmation of sales through its exclusive distributor, Caribbean Environmental Protection Inc. (CEPI), to a number of new customers in the Caribbean in line with its Preliminary Results statement of the 27th April 2006.

Initial bank facilities for CEPI have recently been approved to support new orders in the Caribbean region which are expected to exceed US$4 million in sales for Symphony in a full financial year.

Michael Laurier, Chief Executive, said:

"This further expansion of our Caribbean sales extends the reach of our **d2w•** *brand in the region. We believe that demand for our products will continue to grow as the fragile environment and regional economies demand a practical and commercially viable solution to the persistent problem of plastic pollution."*

For further information, please contact:

Symphony Michael Laurier, CEO Ian Bristow, FD	**Tel: 020 8207 5900**
Panmure Gordon & Co Andrew Godber	**Tel: 020 7614 8385**
Citigate Dewe Rogerson Patrick Toyne-Sewell Ged Brumby	**Tel: 020 7638 9571**

Further information on Symphony Plastic Technologies plc:

Symphony develops and supplies environmentally responsible plastic packaging products and additives, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, **d2w•**, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **d2w•** product range now includes additives, carrier bags, refuse sacks, mailing wrap, stretch film, and packaging films.

Symphony has a diverse customer base in the UK and has successfully established itself as an international business after signing distribution agreements with

companies in Brazil, Canada & USA, India, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. **d2w®** products can now be found in more than 40 countries.

Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

End

Symphony plastic technologies

For Immediate Release

27th April 2006

SYMPHONY PLASTIC TECHNOLOGIES PLC

PRELIMINARY RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2005

Symphony Plastic Technologies plc, the degradable plastics company, today announces its preliminary results for the year ended 31 December 2005.

HIGHLIGHTS

- Turnover up 3% to £9.11m (2004: £8.86m)
- Operating loss after exceptional costs of £1.25m (2004: £0.60m)
- Gross profits decreased 4% to £1.77m (2004: £1.84m)
- Loss per share increased to 2.28 pence from 1.31 pence
- Legal case won and no further challenges to Symphony's **d2w**® technology
- Strategic review completed and implemented.
- The Co-op confirms it will be using Symphony's **d2w**® additives in all its degradable plastic bags
- New orders in the Caribbean in excess of US$3m

Commenting on the results, Nirj Deva, Chairman of Symphony, said:

"This has been a year of several material changes and events. The legal challenge on our core technology and business was successfully defended with a substantial cost award in our favour. Raw material prices continued to outpace our efforts to pass the cost on to our customers and our largest carrier bag contract came to an end. However, the new brand has been launched and the global coverage for **d2w**® continues to expand in terms of customers and volumes. With substantial reductions in operational costs and a new focus in selling **d2w**® and higher value technology and products we are confident that the business is well placed to move forward into profitability."

For further information, please contact:

Symphony **Tel: 020 8207 5900**
Michael Laurier, CEO

Ian Bristow, FD

Panmure Gordon & Co **Tel: 020 7614 8385**
Andrew Godber

Citigate Dewe Rogerson **Tel: 020 7638 9571**

Patrick Toyne-Sewell

Ged Brumby

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products and additives, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, **d2w®**, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **d2w®** product range now includes additives, carrier bags, refuse sacks, mailing wrap, stretch film, and packaging films.

Symphony has a diverse customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. Symphony's products can now be found in more than 37 countries. Further information on Symphony can be found at www.symphonyplastics.com and www.degradable.net.

CHIEF EXECUTIVE'S REVIEW

The year under review was probably the most significant in the Company's history, being marked, amongst other events, by three noteworthy developments: a review of the Company's activities and strategic direction; the successful conclusion of the long-running and disruptive legal case; and a significant move in sentiment towards greater environmental responsibility.

Review of activities
During the year the Board undertook a fundamental and thorough review of all the Group's activities and has adopted what we are confident will prove to be an effective new corporate strategy to take advantage of the changed circumstances of the business and opportunities within our market place.

Successful conclusion of legal case
During the period the Group also successfully concluded the long period of legal challenge against our core technology, brand and business by Environmental Products Inc (EPI). Symphony was awarded its full Appeal costs and, in addition, an interim award of £600,000 was ordered for immediate settlement from funds previously lodged by EPI with the Court as security for Symphony's costs. Although the legal process was disruptive and costly, the end result is extremely positive as it successfully moves Symphony from being a company reliant on a limited and restricted licence to one which owns and can develop its own intellectual property and brand.

Environmental responsibility
There were also clear signs of a step change in activity surrounding environmentally responsible plastics: from a significant increase in Government action in many countries to the emergence of more technologies and companies competing in this field, and a far greater awareness and interest from retailers, manufacturers and other businesses around the world.

New strategy
Consequently, since the start of 2006 the Board has pursued a new strategic direction for the Group with a focus on developing sales of the Group's technology through the sale of higher margin additives rather than trying to compete for the sale of high volume, low price, commodity finished products. Having redefined the Group's focus we have reorganised and restructured our operations, which has involved cost reductions and staff reorganisation as well as a review of our logistics and warehousing needs. The changes implemented will lead to significant improvement in operating margins as we start to achieve a fundamental change towards being driven by margin instead of sales.

The benefits to sales from these changes will not be instantly effective but the initial response from prospective customers to our changed strategy has been very positive indeed; for example Co-operative Retail, the first major supermarket in the UK to use degradable technology, has confirmed that it is switching to using our additive and **d_2w**• brand on all their degradable plastic bags from a rival product.

Symphony's **d_2w**• brand and trade mark remains by far the best established and most widely recognised world-wide symbol for plastics degradability and this is key in our current and future marketing strategy. Our international distribution network continues to grow; our additives and **d_2w**• brand can now be found in more than 37 countries. Our current priority, however, is to build sales rapidly through our existing network of distributors before further expanding our global coverage. Historically, we have disclosed the location or identity of

important prospects or opportunities before sales were achieved but believe that now it is more prudent to withhold such commercially sensitive disclosure until actual sales or higher volumes have been established.

Our North American business activities are getting back on track having been delayed throughout the period under review by potential customer and investor concerns over the legal challenge the Group was facing. I am very pleased to report we are now aggressively pursuing the business opportunity in what is one of the world's largest markets. New sales of finished products were established in the year under review.

Many Governments are taking more active steps towards dealing with the problems of waste and litter. Whilst there are too many to warrant inclusion in this review, it is useful to note, as an example, the decision of the French Government to require all plastic carrier bags to be bio-degradable by 2010. It is clearly important for Symphony to continue to take a very proactive part in influencing decision makers in this area, despite the cost in cash and management time and despite the absence of any immediate return for that investment.

Financial review

Total group sales increased by 3% to £9.11m. Group gross profits decreased by 4% from £1.84m to £1.77m. The Group completed the Somerfield contract in November 2005 which brought to an end a satisfactory three year contract. The turnover to Somerfield in 2005 was £4.60m. During 2005 costs were increased, primarily staff related, to augment activities relating to the Somerfield contract and furthering commodity product sales in the UK. The other factors affecting Group profits during this period were oil prices, currency exchange rates and polymer raw material prices.

The operating loss in 2005 increased to £1.25m from £0.60m in 2004.

Included in the operating loss are exceptional legal costs of £191,000 relating to the EPI case. Although the director's are confident that a significant amount of this is recoverable and indeed £270,000 is held in Court, the complicated process of recovery has led to this provision. Since the year end £600,000 has been awarded and received as an interim settlement. The gross legal costs of the case and subsequent appeal were in excess of £1.15m.

Research and development tax credits totalling £40,000 were received during 2005 and these are included in tax on loss on ordinary activities in the profit and loss account.

The loss per share increased to 2.28 pence from 1.31 pence.

We raised approximately £1.8 million in the year under review through share placings which was used to support cost for the EPI legal challenge, working capital, new projects, staff and re-branding.

I am pleased to report that our North American distributor recently paid US$100,000 as a commitment fee, and has confirmed, subject to market conditions, to make a further payment of US$550,000 before the end of this financial year for the exclusive distribution licence in North America.

We have continued to support the development of the Caribbean markets through our exclusive distributor in the region. The investment made to date has been through product supply credit to the value of around £800,000 and is partly secured by assets under debenture in the Group's favour. We anticipate that the operations in the territory will require less financial commitment from the Group going forward as the new orders received are cash positive.

Outlook

The **d2w®** brand appears as a droplet style logo and is developing into a recognised symbol for Symphony's oxo-biodegradable plastic technology in an expanding range of applications. Market awareness is growing as a result of many new interlinked websites and sales and marketing activities. These connecting sites that are managed through our global distribution network can be found at www.degradable. net.

The re-branding program is now complete and a new range of retail products are available for marketing and distribution. Work continues on product development, testing and lobbying for changes to legislation. We are also continuing our efforts to make changes to the European Standards as these are essential before the French legislation comes into effect in 2010.

As the new strategy and business model develops we believe that cash-flow will strengthen as our need to hold stocks and large debtors diminishes. Sales turnover for this year is expected to be lower but operating margins significantly higher. Costs have now reduced as we have a smaller supply chain requirement and our main sales drive is led by independent external distributors.

The North American business has got off to a good start with new orders and commitments for **d2w®** additives and products. Furthermore, a substantial number of product trials are on-going for a range of new applications.

The Caribbean business is increasing with confirmed orders for the territory exceeding US$3 million. We are currently waiting for final approval in the region for bank facilities to fund these orders.

With a larger distribution network, strong brand, lower cost and a developing global need to resolve the issues of plastic pollution we believe that 2006 will mark the year of positive change and substantial improvement in operating performance.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2005

	Year ended 31 December 2005		Year ended 31 December 2004	
	£'000	**£'000**	£'000	£'000
Turnover		**9,109**		8,855
Cost of sales		**(7,342)**		(7,013)
Gross profit		**1,767**		1,842
Distribution costs		**(272)**		(283)
Administrative expenses - other	**(2,552)**		(2,054)	
Administrative expenses - exceptional item	**(191)**		(100)	
Administrative expenses		**(2,743)**		(2,154)
Operating loss		**(1,248)**		(595)
Net interest		**(166)**		(132)
Loss on ordinary activities before taxation		**(1,414)**		(727)
Tax on loss on ordinary activities		**40**		105
Loss for the financial year transferred from reserves		**(1,374)**		(622)
Basic and diluted loss per share in pence		**(2.28)p**		(1.31)p

There were no recognised gains or losses other than the loss for the financial year.

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2005

	2005 £'000	2004 £'000
Fixed assets		
Intangible assets	**18**	15
Tangible assets	**247**	203
Investments	**16**	16
	281	234
Current assets		
Stocks	**304**	380
Debtors	**2,773**	3,397
Cash at bank and in hand	**1**	1
	3,078	3,778
Creditors: amounts falling due within one year	**(1,607)**	(2,763)
Net current assets	**1,471**	1,015
Total assets less current liabilities	**1,752**	1,249
Creditors: amounts falling due after more than one year	**(89)**	(41)
	1,663	1,208
Capital and reserves		
Called up share capital	**634**	513
Share premium account	**10,824**	9,116
Other reserves	**822**	822
Profit and loss account	**(10,617)**	(9,243)
Shareholders' funds	**1,663**	1,208

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2005

	2005 £'000	2004 £'000
Net cash outflow from operating activities	**(1,546)**	(1,049)
Returns on investments and servicing of finance		
Interest received	**2**	-
Interest paid	**(157)**	(128)
Interest element of finance leases and hire purchase	**(11)**	(5)
Net cash outflow from returns on investments and servicing of finance	**(166)**	(133)
Taxation	**40**	105
Capital expenditure and financial investment		
Payments to acquire intangible fixed assets	**(6)**	(15)
Payments to acquire tangible fixed assets	**(26)**	(8)
Receipts from sale of fixed assets	**44**	4
Net cash outflow from capital expenditure and financial investment	**12**	(19)
Cash outflow before financing	**(1,660)**	(1,096)
Financing		
Issue of equity share capital	**121**	60
Share premium on issue of equity share capital	**1,718**	565
Share issue expenses	**(10)**	(42)
Capital element of finance leases and hire purchase	**(61)**	(22)
Net cash inflow from financing	**1,768**	561
(Decrease)/increase in cash	**(108)**	(535)

NOTES TO THE PRELIMINARY STATEMENT

Preliminary Results for year ended 31 December 2005

1 BASIS OF PREPARATION

The preliminary announcement has been prepared on the basis of accounting policies consistent with the audited financial statements for the year ended 31 December 2005.

2 LOSS PER SHARE

The calculation of basic loss per share is based on a loss for the year of £1,374,000 (2004: £622,000) divided by the weighted average number of shares in issue during the year of 60,327,090 (2004: 47,526,432).

3 PUBLICATION OF NON-STATUTORY ACCOUNTS

The financial information set out in this preliminary announcement does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The balance sheet at 31 December 2005 and the profit and loss account for the year then ended have been extracted from the Group's financial statements upon which the auditors opinion is unqualified.

The 2004 financial statements have been filed with the Registrar of Companies, but the 2005 financial statements are not yet filed.

24 April 2006

Symphony Plastic Technologies plc

Notice of Results

Further to the announcement released under RNS Number: 9582A on 4 April 2006, Symphony Plastic Technologies plc ("Symphony" or the "Group"), the degradable plastics company, can now confirm that it will be announcing its preliminary results for the year ended 31 December 2005 on 27 April 2006, not 25 April 2006 as previously stated.

For further information:

Symphony Plastic Technologies Plc Michael Laurier CEO Ian Bristow, Finance Director	+44 (0) 20 8207 5900
Panmure Gordon & Co Andrew Godber	+44 (0) 20 7614 8385
Citigate Dewe Rogerson Patrick Toyne Sewell / Ged Brumby	+44 (0) 20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products and additives, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, d2w®, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The d2w® product range now includes additives, carrier bags, refuse sacks, mailing wrap, stretch film, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. Further information on Symphony can be found at www.symphonyplastics.com.

For Immediate Release 4 April 2006

Symphony Plastic Technologies plc

Symphony Plastic Technologies plc ("Symphony" or the "Group"), the degradable plastics company, will be announcing its preliminary results for the year ended 31 December 2005 on 25 April 2006.

For further information:

Symphony Plastic Technologies Plc Michael Laurier CEO Ian Bristow, Finance Director	+44 (0) 20 8207 5900
Panmure Gordon & Co Andrew Godber	+44 (0) 20 7614 8385
Citigate Dewe Rogerson Patrick Toyne Sewell / Ged Brumby	+44 (0) 20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products and additives, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, **d_2w®**, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **d_2w®** product range now includes additives, carrier bags, refuse sacks, mailing wrap, stretch film, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. Further information on Symphony can be found at www.symphonyplastics.com.

Symphony
plastic technologies

For Immediate Release

19thDecember 2005

Symphony Plastic Technologies PLC
Victory in the Court of Appeal

Symphony Plastic Technologies ("Symphony"), the degradable plastics company, today reports that the hearing of the Appeal brought by Environmental Products Inc (EPI) against the decision of the High Court of 21st December 2004 in favour of Symphony has now concluded.

The Court of Appeal dismissed EPI's appeal and refused leave to Appeal to the House of Lords. The written judgement of the Court will follow in due course.

Michael Laurier, Chief Executive Officer of Symphony, said:
"After nearly two years we are delighted that the Courts have finally confirmed what we have known all along. This case has caused difficulties and distractions and this clear decision now allows us to turn all our resources back into realising the many opportunities open to us"

For more information, please contact:

For further information:
Symphony Plastic Technologies Plc
Michael Laurier, CEO
Allan Blacher, COO +44 (0)20 8207 5900

Citigate Dewe Rogerson
Patrick Toyne Sewell / Ged Brumby +44 (0)20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products and additives, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, **d2w•**, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **d2w•** product range now includes additives, carrier bags, refuse sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. Further information on Symphony can be found at www.symphonyplastics.com.

Symphony
plastic technologies

17TH November 2005

Symphony Plastic Technologies PLC
Issue of Warrants

Symphony Plastic Technologies ("Symphony"), the degradable plastics company, announces that, as stated in the interim report dated 30 September 2005, significant measures have been undertaken by the company to reduce costs. These measures have included a reduction in staff levels, renegotiation of advisers' terms and significant salary cuts volunteered by senior members of the Company management team. In response to these cuts the Board of Symphony has deemed it appropriate to issue warrants to staff and advisers who have elected to reduce salaries or fees.

A total of 4.83million warrants exercisable at 12 pence per 1 pence ordinary share have been issued and have been apportioned in the following way:

M Laurier	1,100,000
A Blacher	990,000
I Bristow	990,000
K Frener	450,000
N Deva	200,000

In addition, 1,100,000 warrants have been issued to other employees and advisers.

The warrants are exercisable for a period of five years.

For more information, please contact:

For further information:
Symphony Plastic Technologies Plc
Michael Laurier, CEO
Ian Bristow, FD +44 (0)20 8207 5900

Citigate Dewe Rogerson
Patrick Toyne Sewell / Ged Brumby +44 (0)20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products and additives which are distributed both in the UK and internationally. The Group's main technology, d2w®, allows plastic to degrade totally and safely, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass. The current d2w® product range now includes additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a diverse customer base in the UK and a growing overseas distribution network. Further information on Symphony can be found at www.symphonyplastics.com and product information at www.degradable.net.

Symphony
plastic technologies

For Immediate Release 30 September 2005

SYMPHONY PLASTIC TECHNOLOGIES PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

Symphony Plastic Technologies plc ("Symphony" or "the Group"), the degradable plastics company, announces its interim results for the six months ended 30 June 2005.

HIGHLIGHTS

- Sales up 11% to £4.95 million (2004: £4.45 million)
- Gross profits stable at £1.00 million (2004: £1.05 million)
- Loss before tax of £0.30m (2004 loss: £0.08m)
- Fundamental strategy review completed

Commenting on the results, Nirj Deva, Chairman of Symphony, said:

"The trading results reflect limited progress in sales and the adverse effects of exceptional raw material price fluctuations. Whilst many exciting and significant prospects continue to develop, the Board is not satisfied with the slow rate at which actual sales and margins have been growing. The conclusion of the Somerfield contract has added to the significance of this. The Board therefore has undertaken a thorough and fundamental review of our strategy and, as a result, some material changes are now being implemented. We remain confident that considerable potential exists in the fast growing environmental polymers market and that the foundations which have been laid to date will provide a solid base on which the Company will be able to build."

For further information, please contact:

Symphony
Michael Laurier, CEO Tel: 020 8207 5900
Ian Bristow, FD

Citigate Dewe Rogerson
Patrick Toyne-Sewell/ Ged Brumby Tel: 020 7638 9571

Notes to Editors

Symphony develops and supplies environmentally responsible plastic packaging products and additives which are distributed both in the UK and internationally. The Group's main technology, d2w®, allows plastic to degrade totally and safely, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass. The current d2w® product range now includes additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a diverse customer base in the UK and a growing overseas distribution network. Further information on Symphony can be found at www.symphonyplastics.com and product information at www.degradable.net.

CHIEF EXECUTIVE'S REVIEW

The initial six months of 2005 saw continued volatility in raw material prices. In most cases we were successfully able to pass these increases on to our customers albeit on a staggered basis, thus resulting in a reduction of margins. During the period the Group increased its investments in marketing and in sales support personnel with the specific aim of improving sales and operating margins, whilst continuing the process of product and market diversification.

Following our victory in the High Court, the Court of Appeal granted EPI the right to appeal. That Hearing has now been delayed from October to December 2005 with the judgment expected some time early in 2006. A total of £870,000 is now secured in Court against our legal costs for this action. We remain confident that the Appeal Court will uphold the Judgment of the High Court.

In March the Group raised a further £1.8 million to cover the costs of the legal case, strengthen the balance sheet and provide additional working capital.

Trading Results

Sales increased by 11% to £4.95 million. Gross profits were stable at £1.00 million (2004: £1.05 million). Overhead costs increased to £1.13 million from £0.96 million as a result of increased spending on sales and marketing activities. Distribution costs, however, fell as a percentage of total sales due to improvements in our supply chain system. Operating losses increased to £0.26 million from £0.06 million.

Although the losses widened compared to the same period last year, they have reduced significantly from the second half of 2004.

The loss per share increased to 0.52 pence (2004: loss per share of 0.19 pence).

Outlook & Current Trading

The level of interest in degradable plastics is higher than ever but the pace of this being converted into actual sales and profits has been well below the level we would find satisfactory. The significance of this has been accentuated by the conclusion of our contract to supply carrier bags to Somerfield. As a result, the Board has undertaken a very comprehensive review of its strategy.

A number of material changes are now being implemented as a result of this process. In addition to positive strategies directed at specific products and markets, this also includes changes in management responsibilities, reductions where relevant in staff numbers and reductions in all cost categories. As a part of this process, Director's salaries have been reviewed.

We remain confident that the investment and work undertaken to date to establish awareness of degradable plastics will prove profitable. In the meanwhile we are wholly committed to speeding up the conversion of the increasing potential into profits and to develop other compatible markets and activities.

Michael Laurier
Chief Executive

SYMPHONY PLASTIC TECHNOLOGIES PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2005

	Six months to 30 June 2005		Year ended 31 December 2004		**Six months to 30 June 2004**	
	£'000	**£'000**	£'000	£'000	**£'000**	**£'000**
Turnover		**4,946**		8,855		**4,449**
Cost of sales		**(3,949)**		(7,013)		**(3,404)**
Gross profit		**997**		1,842		**1,045**
Distribution costs		**(130)**		(283)		**(139)**
Administrative expenses - other	**(1,128)**		(2,054)		**(964)**	
Administrative expenses - Exceptional item	**-**		(100)		**-**	
Administrative expenses		**(1,128)**		(2,154)		**(964)**
Operating loss		**(261)**		(595)		**(58)**
Net interest		**(39)**		(132)		**(26)**
Loss on ordinary activities before taxation		**(300)**		(727)		**(84)**
Tax on loss on ordinary activities		**-**		105		**-**
Loss for the financial year transferred from reserves		**(300)**		(622)		**(84)**
Basic and diluted earnings per share in pence		**(0.52)p**		(1.31)p		**(0.19)p**

There were no recognised gains or losses other than the loss for the period.

SYMPHONY PLASTIC TECHNOLOGIES PLC
CONSOLIDATED BALANCE SHEET

As at 30 June 2005

	30 June 2005	31 December 2004	30 June 2004
	£'000	£'000	£'000
Fixed assets			
Intangible assets	20	15	9
Tangible assets	258	203	196
Investments	16	16	16
	294	234	221
Current assets			
Stock	616	380	518
Debtors	3,886	3,397	2,594
Cash at bank and in hand	453	1	226
	4,955	3,778	3,338
Creditors: amounts falling due within one year	(2,444)	(2,763)	(2,368)
Net current assets	2,511	1,015	970
Total assets less current liabilities	2,805	1,249	1,191
Creditors: amounts falling due after more than one year	(83)	(41)	(28)
	2,722	1,208	1,163
Capital and reserves			
Called up share capital	634	513	453
Share premium account	10,809	9,116	8,593
Other reserves	823	823	823
Profit and loss account	(9,544)	(9,244)	(8,706)
	2,722	1,208	1,163

SYMPHONY PLASTIC TECHNOLOGIES PLC
CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005

	Six months to 30 June 2005	Year ended 31 December 2004	Six months to 30 June 2004
	£'000	£'000	£'000
Net cash outflow from operating activities (see below)	(1,083)	(1,049)	(216)
Returns on investments and servicing of finance			
Interest received	1	-	-
Interest paid	(37)	(128)	(24)
Finance lease interest paid	(3)	(5)	(2)
Net cash outflow from returns on investments and servicing of finance	(39)	(133)	(26)
Taxation	-	105	-
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(85)	(15)	(3)
Purchase of intangible fixed assets	(6)	(8)	(8)
Receipts from sale of fixed assets	11	4	4
Net cash outflow from capital expenditure and financial investment	(80)	(19)	(7)
Financing			
Issues of equity share capital	121	60	-
Share premium on issue of equity share capital	1,718	565	-
Share issue expenses	(25)	(42)	-
Capital element of finance lease rentals	(13)	(22)	(11)
Inception of finance leases	61	-	-
Net cash (outflow)/inflow from financing	1,862	561	(11)
(Decrease)/increase in cash	660	(535)	(260)

Net cash outflow from operating activities

	£'000	£'000	£'000
Operating loss	(262)	(595)	(58)
Depreciation and amortisation	21	49	22
Loss on disposal of fixed assets	(1)	7	6
Decrease/(increase) in stocks	(236)	213	75
(Increase)/decrease in debtors	(488)	(1,286)	(444)
Increase/(decrease) in creditors	(117)	563	183
Net cash outflow from operating activities	(1,083)	(1,049)	(216)

NOTES TO THE INTERIM ACCOUNTS

1. BASIS OF PREPARATION

The interim financial statements have been prepared on the basis of the accounting policies set out on pages 8 and 9 of the 2004 Annual Report, and are unaudited. The comparative figures for the year ended 31 December 2004 have been extracted from the Group's latest published accounts which contain an unqualified audit report and which have been filed with the Registrar of Companies.

2. LOSS PER SHARE

The calculation of basic loss per share is based on a loss for the period divided by the weighted average number of shares in issue during the period of 57,481,867 (2004 FY 47,526,432; 2004 H1: 45,282,880).

Symphony
plastic technologies

For Immediate Release 9th August 2005

Symphony Plastic Technologies PLC

Conclusion of Contract

Symphony Plastic Technologies ("Symphony"), the degradable plastics company, today reports that, following a competitive tender process, the supply of its degradable carrier bags to Somerfield and Kwik Save will come to an end in the latter part of October 2005.

The initial contract agreed in August 2002 was originally intended to run for a 12 to 15 month period but will have been successfully in operation for more than three years when the current agreement concludes. The contribution, before any central costs, from this contract was approximately £260,000 over the first seven months of the current financial year.

Michael Laurier, Chief Executive Officer of Symphony, said:
"Naturally we are disappointed to lose such a high profile customer after sharing an extremely good relationship over the last three years. However, in any competitive situation we have to balance the benefits of the contract against its commercial viability and our wider ambitions. We are very actively pursuing other significant opportunities internationally and in the UK in the knowledge that environmental concerns, together with consumer and legislative pressure, are creating a greater level of interest than ever for our **d2w®** *environmentally responsible products."*

For more information, please contact:

For further information:
Symphony Plastic Technologies Plc
Michael Laurier, CEO
Allan Blacher, COO +44 (0)20 8207 5900

Citigate Dewe Rogerson
Patrick Toyne Sewell / Ged Brumby +44 (0)20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products and additives, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, **d2w®**, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The **d2w®** product range now includes additives, carrier bags, refuse sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. Further information on Symphony can be found at www.symphonyplastics.com.

Symphony
plastic technologies

For Immediate Release 24th June 2005

Symphony Plastic Technologies plc

Annual General Meeting Statement

Symphony Plastic Technologies plc ("Symphony"), the degradable plastics company, is pleased to announce that at its Annual General Meeting ("AGM") held today, all resolutions were unanimously passed.

At the AGM, Nirj Deva, Chairman of Symphony, made the following statement to shareholders:

"2004 was a challenging year for the Group so I am pleased to be able to report meaningful increases in sales and in gross profits. Symphony has continued to expand its international distribution network for both its finished polythene products and additives over the last twelve months, with new agreements having been signed for North America, Saudi Arabia, Qatar and Colombia. We now have nine overseas distributors and our $d_2w^{®}$ products are marketed in over 20 countries.

My executive team is actively engaged on expanding both the domestic and international distribution networks. Product development and innovation is continuing as we meet the many new challenges for products and applications . As previously reported, environmental concerns together with legislative pressure are creating a good level of interest for our environmentally responsible $d_2w^{®}$ products and additive.

The year also saw success for Symphony in the High Court where the Court found in favour of Symphony on the significant claims brought against us by EPI. This litigation was a particular hindrance to Symphony's progress during the year, taking up much management time. The appeal is expected to be heard by the end of this calendar year and we remain confident that the original judgment will be upheld.

A total of £870,000 has been paid into court by EPI as security for our costs in the case. Also since the year end, Symphony has successfully raised £1.8 million to cover the case costs, strengthen the balance sheet and provide additional working capital.

Marketing spend has increased over the last year as we believe that building a wider awareness of Symphony and our products will be key to the Group's success going forward.

We look forward to an exciting and challenging year."

For more information, please contact:

For further information:
Symphony Plastic Technologies Plc
Michael Laurier, CEO +44 (0)20 8207 5900

Citigate Dewe Rogerson
Patrick Toyne Sewell / Ged Brumby +44 (0) 20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, d2w®, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The d2w® product range now includes additives, carrier bags, refuse sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. Further information on Symphony can be found at www.symphonyplastics.com.

Ends.

For Immediate Release **27 May 2005**

Symphony Plastic Technologies plc

NOTIFICATION OF ANNUAL GENERAL MEETING

Symphony Plastic Technologies PLC announces that its Annual General Meeting will be held at 9:00 am on Friday, 24 June 2005, at Elstree Moat House, Borehamwood, Hertfordshire WD6 5PU.

For further information:
Symphony Plastic Technologies plc
Ian Bristow +44 (0) 20 8207 5900

Citigate Dewe Rogerson
Patrick Toyne Sewell/ Ged Brumby +44 (0) 20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, $d_2w^{®}$, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The $d_2w^{®}$ product range now includes additives, carrier bags, refuse sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business after signing distribution agreements with companies in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and Qatar. Further information on Symphony can be found at www.symphonyplastics.com.

Ends.

Symphony
plastic technologies

For Immediate Release 20 April 2005

SYMPHONY PLASTIC TECHNOLOGIES PLC

DEVELOPMENTS IN THE COURT OF APPEAL

Following the announcement of 4 March 2005 by Symphony Plastic Technologies plc ("Symphony"), there have been further developments concerning EPI's appeal against the judgment of the High Court of 21 December 2004.

At a hearing in the Court of Appeal on 20 April 2005, EPI was ordered to pay into court a further £200,000 to secure Symphony's costs of EPI's appeal. EPI was also ordered to pay Symphony's costs for the hearing. Both amounts are to be paid within 14 days.

Michael Laurier, Chief Executive Officer, said:

"The appeal is expected to be heard by the end of October 2005 and we hope that the litigation will be concluded before the end of this year. We remain confident of our position."

For further information, please contact:

Symphony
Michael Laurier, Chief Executive **Tel: 020 8207 5900**
Allan Blacher, Chief Operating Officer

Symphony
plastic technologies

8 April 2005

Symphony Plastic Technologies plc

Holding in Company

Symphony Plastic Technologies plc ("the Company") received notification today that, as a result of an increase in the Company's issued share capital following the recent placing, Artemis Investment Management Limited no longer hold a notifiable interest in the issued share capital of the Company.

Symphony
plastic technologies

5 April 2005

Symphony Plastic Technologies plc ("the Company")

Holding in Company

The Company received notification today that, following the disposal of their entire holding, as Principal, to certain of their private customers, City Equities Limited has ceased to hold a notifiable interest in the issued share capital of the Company.

DRAFT

For Immediate Release

April 2005

Symphony Plastic Technologies plc
Distribution Agreement – Qatar

Symphony Plastic Technologies Plc ("Symphony"), the degradable plastics company, has entered into a five year exclusive distribution agreement with Al Haya Waste Management & Projects Company, ("Al Haya") of Qatar.

The agreement allows Al Haya to market Symphony's **d_2w®** degradable additive and products exclusively into Qatar. Al Haya has forecast that they will purchase not less than US$450,000 of additives and products within the first two years. From the third year Al Haya anticipates purchasing some US$300,000 of additives and products increasing at the rate of 10% per year for each subsequent year.

This is Symphony's second distribution agreement in the Middle East and further strengthens its existing marketing base in the region and further expands its international network, which includes Brazil, Canada, Colombia, the Caribbean, New Zealand, Saudi Arabia, South Africa and USA.

Al Haya is a Qatari Company, managed by Ali Saeed Al Marri, which is focused on eco-friendly projects in Qatar. Al Haya's other project's are plastic recycling, lubricating oil recycling and hazardous waste management.

Michael Laurier, Chief Executive, said:

"This is a further expansion of our Middle East distribution network and strategically places the company's d_2w® degradable technology into a completely new market. Both Al Haya and Symphony are confident that the demand for degradable plastics will develop rapidly in Qatar as a result of increasing legislative and environmental pressures."

Commenting on the agreement, Al Haya said:

"We are very pleased to be working with Symphony to market this environmentally responsible product in Qatar and the initial response has been very encouraging. Qatar has a serious problem with plastic pollution caused by discarded waste such as carrier bags and other forms of packaging and we believe that the market urgently needs this environmentally responsible degradable product."

For further information:
Symphony Plastic Technologies plc
Michael Laurier, Chief Executive +44 (0) 20 8207 5900

Citigate Dewe Rogerson
Patrick Toyne Sewell/ Ged Brumby +44 (0) 20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, d_2w®, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The current d_2w® product range now includes additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business after signing contracts with companies in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean, Saudi Arabia, Colombia and the Middle East. Further information on Symphony can be found at www.degradable.net.

Ends.

31st March 2005

SYMPHONY PLASTIC TECHNOLOGIES PLC

Extraordinary General Meeting approves £1.7 million placing

The Company announces that at the extraordinary general meeting of the Company held earlier today, the resolutions to authorise and empower the directors to allot new ordinary shares were passed.

For further information, please contact:

Symphony
Michael Laurier, Chief Executive **Tel: 020 8207 5900**
Ian Bristow

Citigate Dewe Rogerson
Patrick Toyne-Sewell **Tel: 020 7638**
9571
Ged Brumby

Ends

Information on Symphony:

Symphony develops and supplies environmentally responsible plastic packaging products, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, d2w®, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a controlled time period. The current d2w® product range now includes additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business with agreements in Brazil, Colombia, New Zealand, South Africa, the Caribbean and the Middle East. Further information on Symphony can be found at www.degradable.net.

For Immediate Release 23 March 2005

SYMPHONY PLASTIC TECHNOLOGIES PLC

PRELIMINARY RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2004

Symphony Plastic Technologies plc, the degradable plastics company, is pleased to announce its preliminary results for the year ended 31 December 2004.

HIGHLIGHTS

- Turnover up 16% to £8.86m (2003: £7.63m)
- Operating loss after exceptional costs down 80% to £0.60m (2003: £2.92m)
- Operating loss before exceptional costs down 59% to £0.50m (2003: £1.22m)
- Gross profits increased by 55% to £1.84m (2003: £1.19m)
- Loss per share decreased to 1.31 pence from 7.09 pence
- Success in the High Court

Commenting on the results, Nirj Deva, Chairman of Symphony, said:

"I am pleased to report good turnover growth and a material reduction in the operating loss of the Group during a year that was overshadowed by litigation in the High Court. The second half of the year was also affected by global increases in energy and raw material costs.

Environmental and public pressure on governments and corporations around the world continues to increase, raising awareness of the problems of plastic waste and therefore the importance of the introduction of degradable plastics. Symphony is well positioned internationally and technologically to capitalise on these opportunities as they arise."

For further information, please contact:

Symphony **Tel: 020 8207 5900**
Michael Laurier, CEO
Ian Bristow, FD

Citigate Dewe Rogerson **Tel: 020 7638 9571**
Patrick Toyne-Sewell
Ged Brumby

Further information on Symphony Plastic Technologies plc

Symphony develops and markets environmentally responsible plastic packaging products and additives, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, $d_2w^{®}$, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a controlled time period. The current $d_2w^{®}$ product range now includes degradable additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, and packaging films. Further information on Symphony can be found at www.degradable.net.

CHIEF EXECUTIVE'S REVIEW

The year under review has been particularly challenging as raw material costs nearly doubled and a large part of management time in the second half of the year was occupied with defending litigation which was aimed at affecting our core technology and business. I am pleased to report that despite these distractions we have continued to increase sales and have significantly reduced losses from the previous year.

Symphony has continued to expand its international distribution network for its finished polythene products and additives. To date we have 8 distributors and our $d_2w^®$ products can be found in more than 20 countries.

TRADING RESULTS

Total group sales increased by 16% to £8.86m. Group gross profits increased by 55% from £1.19m to £1.84m. The Group continued to allocate most of its marketing and sales efforts to the further development of $d_2w^®$ product sales, whilst also maintaining and increasing the level of non-degradable business.

The operating loss in 2004 was reduced significantly to £0.6m from £2.92m in 2003. In 2003, £1.7m was written off due to the termination of our licence with EPI Environmental Products Inc ("EPI") and the estimated cost of the case in the High Court. As the case is going to appeal, a further £100,000 provision has been made in 2004 in respect of anticipated non-recoverable legal fees.

Research and development tax credits totalling £105,000 were received during 2004 and these are included in tax on loss on ordinary activities in the profit and loss account.

The operating loss before exceptional costs was £0.5m, having reduced significantly from £1.22m in 2003. Administrative expenses before exceptional costs were £2.05m, which is 12% down from last year, as a result of tight cost control. Gross profits increased by 33% before exceptional costs, from £1.39m to £1.84m.

The loss per share decreased significantly to 1.31 pence from 7.09 pence.

Dispute between Symphony and EPI

As announced on 21 December 2004, Symphony was successful in the High Court on the major points of the action taken by EPI. In January 2005, EPI completed payment of a total of £670,000 into Court and was subsequently granted permission to Appeal. The costs will remain in Court until the Appeal process has been exhausted. We remain confident that the action is unmeritorious and that the Appeal Court will reaffirm the judgment that was made in our favour last December.

International Markets

Symphony has continued to expand its international sales activities with a growing product range. The $d_2w^®$ degradable products and additives are being distributed in Brazil, the Caribbean, Middle East, New Zealand and South Africa. In addition other new overseas markets have started to buy our products and additives. The Group has completed significant distribution agreements for North America, Saudi Arabia and Columbia in 2005, which further extends the geographic reach of the $d_2w^®$ range of products and additives.

Sales prospects are being encouraged by changes in legislation and increasing environmental concerns over plastic pollution.

UK Sales

Symphony continued to target viable sectors where $d_2w^{®}$ products will strategically fit.

In particular the retail sector consumes large volumes of plastic and last year we supplied over 1 billion $d_2w^{®}$ carrier bags.

We also supplied products into the private health, local government and industrial films sectors, but most of the work achieved last year was in product trials and developing further relationships.

Financing

During the year £0.6m was raised by way of share issues in July and November. Since the year end, and subject to an extraordinary general meeting on 31 March 2005, £1.7m has been placed. This new funding places Symphony in a strong financial position with a strengthened balance sheet and the working capital required to take full advantage of the opportunities in our markets.

Legislation

Increasingly legislators and officials around the world are realising that they will never be able to collect and process all their plastic waste, and policies are needed to encourage a move to degradability. They are also realising that oxo-biodegradable plastic can be recycled and can itself be made from recycled plastics. Oxo-biodegradable plastics also have a lower cost base than starch-based biodegradable materials and have a wider range of applications.

Legislation that has been passed in countries such as Barbados, Malta, Mauritius, Bangladesh, India and Taiwan, includes: use of non-biodegradable plastic bags being a punishable offence; having lower taxation charges on bags made from degradable plastic; split import duty levels for degradable and non-degradable bags, with higher levels on the latter; and the banning of plastics completely. These actions have all encouraged interest in degradable materials.

In November a major international conference was held in Brussels at which scientists acknowledged the benefits of oxo-biodegradable plastic and recognised that a European Standard was needed for plastics which degrade by a process of oxidation. This conference was attended by Symphony's technical team, and Symphony is at the forefront of discussions with the EU Commission and the European Standard Organization.

In the UK, farmers and growers can burn or bury plastic waste on farm, but this will have to stop in June 2005 when the draft Waste Management Regulations are expected to come into force. This could potentially open up further markets for our range of $d_2w^{®}$ films and additives.

Outlook

We have continued to make progress in passing on raw material price increases to our customers and have succeeded in recovering most of the additional costs. Recent price increases are being implemented at a much faster pace as the markets are more prepared to accept these changes than before.

The 2005 year has started well with new orders and distribution agreements being confirmed. In recent months deliveries of $d_2w^®$ products have been made to some large international companies in the leisure sector, which will allow our brand to have further exposure to a large retail consumer base.

Symphony's $d_2w^®$ products can be found in more than 20 countries throughout the World. Our strategy is to expand the international distribution network and our established partners are reporting good levels of activity in terms of product enquiry, trials and order negotiation.

The UK sales activities are focussed on developing closer relationships with "key" customers and to expand the reach of $d_2w^®$ into new sectors and products. The health care, local authority, supermarket and mailing film sectors are expected to expand as we negotiate for product extensions within the current supply arrangements.

Legislation is moving at a steady pace and the focus is on changing the habits of governments and consumers of all types of plastic packaging products. Our view is that Symphony is well placed to supply the solutions to the problems that governments are now starting to tackle, and with $d_2w^®$ products available at either zero or little "on-cost", there is no commercial reason not to make the change to degradable plastics.

Michael Laurier
Chief Executive

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2004

	Year ended 31 December 2004		Year ended 31 December 2003	
	£'000	**£'000**	£'000	£'000
Turnover		**8,855**		7,628
Cost of sales - other	**(7,013)**		(6,243)	
Cost of sales - exceptional item	**-**		(196)	
Cost of sales		**(7,013)**		(6,439)
Gross profit		**1,842**		1,189
Distribution costs		**(283)**		(281)
Administrative expenses - other	**(2,054)**		(2,325)	
Administrative expenses - exceptional item	**(100)**		(1,501)	
Administrative expenses		**(2,154)**		(3,826)
Operating loss		**(595)**		(2,918)
Net interest		**(132)**		(91)
Loss on ordinary activities before taxation		**(727)**		(3,009)
Tax on loss on ordinary activities		**105**		-
Loss for the financial year transferred from reserves		**(622)**		(3,009)
Basic and diluted loss per share in pence		**(1.31)p**		(7.09)p

There were no recognised gains or losses other than the loss for the financial year.

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2004

	2004 £'000	2003 £'000
Fixed assets		
Intangible assets	**15**	1
Tangible assets	**203**	209
Investments	**16**	16
	234	226
Current assets		
Stocks	**380**	593
Debtors	**3,397**	2,111
Cash at bank and in hand	**1**	170
	3,778	2,874
Creditors: amounts falling due within one year	**(2,763)**	(1,828)
Net current assets	**1,015**	1,046
Total assets less current liabilities	**1,249**	1,272
Creditors: amounts falling due after more than one year	**(41)**	(25)
	1,208	1,247
Capital and reserves		
Called up share capital	**513**	453
Share premium account	**9,116**	8,593
Other reserves	**822**	822
Profit and loss account	**(9,243)**	(8,621)
Shareholders' funds	**1,208**	1,247

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004

	2004 £'000	2003 £'000
Net cash outflow from operating activities	**(1,049)**	(1,435)
Returns on investments and servicing of finance		
Interest received	**-**	4
Interest paid	**(128)**	(91)
Interest element of finance leases and hire purchase	**(5)**	(4)
Net cash outflow from returns on investments and servicing of finance	**(133)**	(91)
Taxation	**105**	-
Capital expenditure and financial investment		
Payments to acquire intangible fixed assets	**(15)**	-
Payments to acquire tangible fixed assets	**(8)**	(57)
Receipts from sale of fixed assets	**4**	18
Net cash outflow from capital expenditure and financial investment	**(19)**	(39)
Cash outflow before financing	**(1,096)**	(1,565)
Financing		
Issue of equity share capital	**60**	111
Share premium on issue of equity share capital	**565**	1,889
Share issue expenses	**(42)**	(192)
Capital element of finance leases and hire purchase	**(22)**	(58)
Net cash inflow from financing	**561**	1,750
(Decrease)/increase in cash	**(535)**	185

NOTES TO THE PRELIMINARY STATEMENT

Preliminary Results for year ended 31 December 2004

1 BASIS OF PREPARATION

The preliminary announcement has been prepared on the basis of accounting policies consistent with the audited financial statements for the year ended 31 December 2004.

2 LOSS PER SHARE

The calculation of basic loss per share is based on a loss for the year of £622,000 (2003: £3,009,000) divided by the weighted average number of shares in issue during the year of 47,526,432 (2003: 42,421,388).

3 PUBLICATION OF NON-STATUTORY ACCOUNTS

The financial information set out in this preliminary announcement does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The balance sheet at 31 December 2004 and the profit and loss account for the year then ended have been extracted from the Group's financial statements upon which the auditors opinion is unqualified.

The 2003 financial statements have been filed with the Registrar of Companies, but the 2004 financial statements are not yet filed.

Symphony plastic technologies

8th March 2005

SYMPHONY PLASTIC TECHNOLOGIES PLC

Conditional £1.7 million Share Placing and Notice of Extraordinary General Meeting

Symphony Plastic Technologies Plc ("Symphony" or "the Company"), the degradable plastics company, announces that it is holding an Extraordinary General Meeting "EGM" at 9:00 am on Thursday 31st March 2004, at Elstree House, Elstree Way, Borehamwood, Hertfordshire WD6 1LE.

The purpose of the meeting is to approve a placing of 11,666,667 new ordinary shares of 1p each, at a placing price of 15p each, in the capital of the Company ("New Ordinary Shares"), ranking pari passu in all respects with the existing issued ordinary shares in the capital of the Company. Application will be made for all such New Ordinary Shares, once issued and allotted, to be admitted to trading on AIM.

Reasons for the Proposed Placement

The Board of Symphony believe that it is in the best interests of the Company and its shareholders to replace funds that are currently tied up in court and to finance the anticipated increase in levels of existing business as well as to facilitate further expansion. The Proposed £1.7 million Placing will strengthen Symphony's balance sheet and the Company will be well placed to meet the expected high level of demand for d2w ® totally degradable plastic products in various markets and market sectors.

For further information, please contact:

Symphony
Michael Laurier, Chief Executive — **Tel: 020 8207 5900**
Ian Bristow

Citigate Dewe Rogerson
Patrick Toyne-Sewell — **Tel: 020 7638 9571**
Ged Brumby

Ends

Information on Symphony:

Symphony develops and supplies environmentally responsible plastic packaging products, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, d2w®, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a controlled time

period. The current d2w® product range now includes additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business with agreements in Brazil, Colombia, New Zealand, South Africa, the Caribbean and the Middle East. Further information on Symphony can be found at www.degradable.net.

Symphony
plastic technologies

For Immediate Release **7th March 2005**

Symphony Plastic Technologies plc

Distribution Agreement – Saudi Arabia

Symphony Plastic Technologies Plc ("Symphony"), the degradable plastics company, through its wholly owned subsidiary Symphony Environmental Ltd, has entered into a fifteen year exclusive distribution agreement with Gulf Business Network Trading Company Ltd., ("GBN") of Saudi Arabia.

The fifteen year agreement will allow GBN to sell and market Symphony's d2w degradable additive products exclusively into The Kingdom of Saudi Arabia. As part of the agreement GBN undertakes to purchase not less than US$450,000 of products within six months and not less that US$2.43 million in the first year with the volumes increasing by not less than 110% of the preceeding year thereafter.

This is Symphony's first major agreement in Saudi Arabia, building on its existing customer base in the Middle East, and further expands its international distribution network, which includes Brazil, Canada, the Caribbean, New Zealand, South Africa and USA.

GBN is owned by the Al-Qahtani family, one of the leading families in Saudi Arabia., and its businesses are involved in Environmental Services and Contracts Management, Water Treatment and Fire Fighting Services.

Michael Laurier, Chief Executive, said:

"This is another valuable distribution contract and strategically places the company's d2w additive technology into a completely new market. Both GBN and Symphony are confident that the market for its product will rapidly develop in Saudi Arabia as a result of increasing environmental pressures."

Commenting on the agreement, Dr. Said J. Al-Qahtani, President, GBN, said:

"We are excited to be working with Symphony to market this environmentally responsible product in Saudi Arabia and the initial sales and response have been particularly encouraging. Saudi Arabia is plagued with plastic pollution caused by discarded waste and we believe that the market will receive this environmentally responsible technology very well."

For further information:
Symphony Plastic Technologies plc
Michael Laurier, Chief Executive +44 (0) 20 8207 5900

Citigate Dewe Rogerson
Patrick Toyne Sewell/ Ged Brumby +44 (0) 20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, d_2w®, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a short time period. The current d_2w® product range now includes additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, dog waste sacks and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business after signing contracts with companies in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean and the Middle East. Further information on Symphony can be found at www.degradable.net.

Ends.

Symphony plastic technologies

4th March 2005

SYMPHONY PLASTIC TECHNOLOGIES PLC

APPEAL

Notification has been received by Symphony Plastic Technologies Plc ("Symphony" or "the Group"), the degradable plastics company, that EPI Environmental Products Inc (EPI) has been granted leave to appeal the judgement handed down in favour of Symphony by the High Court in London on 21st December 2004.

Michael Laurier, Chief Executive Officer, said:
"The possibility of an appeal is a feature of any civil case and we are not surprised by this development. The Directors are of the view, as they have been from the start and as was demonstrated in the High Court, that the claims made by EPI are without merit."

For further information, please contact:

Symphony
Michael Laurier, Chief Executive — **Tel: 020 8207 5900**
Ian Bristow

Citigate Dewe Rogerson
Patrick Toyne-Sewell — **Tel: 020 7638 9571**
Ged Brumby

Ends

Information on Symphony:

Symphony develops and supplies environmentally responsible plastic packaging products, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, d2w®, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a controlled time period. The current d2w® product range now includes additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business with agreements in Brazil, Colombia, New Zealand, South Africa, the Caribbean and the Middle East.

Further information on Symphony can be found at www.degradable.net

Symphony
plastic technologies

1st February 2005

SYMPHONY PLASTIC TECHNOLOGIES PLC

NEW NORTH AMERICAN DISTRIBUTION AGREEMENT

Symphony Plastic Technologies Plc ("Symphony" or "the Group"), the degradable plastics company, is pleased to announce that it has entered into an exclusive product supply agreement with Degradable Plastic Products Inc. (DPPI) in Canada and the United States. Following extensive negotiations this 15 year agreement supersedes all previous distribution agreements in this territory.

Under the terms of the agreement, DPPI will become the exclusive supplier of d_2w® products and additives throughout North America. An initial payment of US$50,000 has been received together with the issue of 1.1 million shares in DPPI, representing approximately 25% of the total equity of the company. A further payment of US$550,000 is to be made by DPPI during the second half of 2005. DPPI has been granted an option for one year, subject to Symphony board approval, to purchase up to 4 million Symphony shares at a price of 30p.

The agreement between DPPI and Symphony also states that DPPI is to list on a national securities exchange in the United States or Canada within a two year period.

Michael Laurier, Chief Executive Officer, said:
"This contract greatly enhances Symphony's exposure to the lucrative North American market without exposing the Group to the risks inherent in establishing its brand in a new territory. This contract for Symphony's d2w® degradable technology and products is another significant step forward in a major market and demonstrates Symphony's progress in expanding its products and services across the globe. We look forward to creating a long term relationship with DPPI to establish Symphony's d_2w® *technology as the market leader throughout North America."*

Earl Chapman, DPPI Founder, President and Chairman of the Board, said:
"We are extremely pleased to be announcing this deal between Symphony and DPPI. This technology will allow us to address one of the most important environmental hazards in North America and around the world. We look forward to working with Symphony to market a cost effective solution to this global waste problem."

For further information, please contact:

Symphony
Michael Laurier, Chief Executive — **Tel: 020 8207 5900**
Ian Bristow

Citigate Dewe Rogerson
Patrick Toyne-Sewell — **Tel: 020 7638 9571**
Ged Brumby

Symphony plastic technologies

Ends

Information on Symphony:

Symphony develops and supplies environmentally responsible plastic packaging products, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, d2w®, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a controlled time period. The current d2w® product range now includes additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business with agreements in Brazil, Colombia, New Zealand, South Africa, the Caribbean and the Middle East.

Further information on Symphony can be found at www.degradable.net

Information on Degradable Plastic Products Inc.:

DPPI is a privately held Canadian company based in Toronto, Ontario. The company is majority owned and operated by the company's management team. It was established in November 2003 to exploit "d_2w® technology" exclusively in Canada.

Earl Chapman, DPPI President and Chairman, has worked primarily in sales and marketing for the past twenty years for such organizations as Bell Canada, Lucent Technologies and Tucows International.

The DPPI management and Advisory Board collectively represent an experienced group which has proven marketing skills, broad experience in business management and finance, and in dealing with all levels of government. Several members have extensive knowledge of polymer chemistry.

Further information on DPPI can be found at: www.dppi.ca

Symphony
plastic technologies

For Immediate Release 20 January 2005

Symphony Plastic Technologies plc

Pre-Close Trading Statement

Symphony Plastic Technologies plc ("Symphony" or the "Group"), the degradable plastics company, will be announcing its preliminary results for the year ended 31 December 2004 on 23rd March 2005. Sales for the year were approximately £8.9 million (2003: £7.6 million) up by 17% on the previous year.

As indicated at the interims, the results for the second half of the year will show reduced gross profits and losses exceeding current analyst expectations due to the recent exceptional worldwide raw material price rises against the Group's fixed price contracts. The management of Symphony has re-negotiated many of its contracts and has, where possible, mitigated this for the future.

As announced on the 21st December 2004, the High Court dismissed the main claims made by EPI. This positive judgement has left Symphony free to continue to exploit its own technology worldwide and is allowing discussions to open up more freely with potential customers at the start of 2005.

Current Trading

Gross margins have been restored as a result of the above actions. Investment has been made in supply chain and corporate marketing activities but with the intention of keeping overhead costs substantively in line with last year.

International market opportunities are continuing to increase primarily due to the growing demand for eco-friendly degradable plastics and also to Governmental pressure. The Group has recently completed significant distribution agreements for Saudi Arabia and Columbia which further extends the territorial reach of the $d_2w^®$ range of products. The increasing number of product sectors and markets in which the Group operates will both increase its overall potential and avoid dependence on any one market.

Board Changes

Michael Stephens has today stepped down from the Board, though remaining an operational director of Group subsidiary Companies and continuing to lead the Group's technical support and development.

For further information:

Symphony Plastic Technologies Plc
Michael Laurier CEO
Ian Bristow, Finance Director +44 (0) 20 8207 5900

Durlacher Limited
Matthew Robinson / Marcus Jackson +44 (0) 20 7459 3600

Citigate Dewe Rogerson
Patrick Toyne-Sewell / Ged Brumby +44 (0) 20 7638 9571

Further information on Symphony Plastic Technologies plc

Symphony develops and supplies environmentally responsible plastic packaging products, which are distributed primarily to the retail, local authority and health related sectors. The Group's main technology, $d_2w^®$, allows plastic to degrade, leaving only water, a minimal amount of carbon dioxide and trace amounts of non-toxic biomass over a controlled time period. The current $d_2w^®$ product range now includes additives, carrier bags, refuse and waste sacks, mailing wrap, stretch film, aprons, and packaging films.

Symphony has a strong blue-chip customer base in the UK and has successfully established itself as an international business with agreements in Brazil, Canada & USA, New Zealand, South Africa, the Caribbean and the Middle East. Further information on Symphony can be found at www.degradable.net.

Ends.

3676824

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

SYMPHONY PLASTIC TECHNOLOGIES PLC

1. The Company's name is "Symphony Plastic Technologies Plc."

2. The Company is to be a public company.

3. The Company's Registered Office is to be situated in England and Wales.

4. (i) The object of the Company is to carry on business as a general commercial company.

(ii) Without prejudice to the generality of the object and the powers of the Company derived from Section 3A of the Act the Company has the power to do all or any of the following:-

As changed by Special Resolution passed on the 4th day of December 1998 and Written Resolution passed on 17th December 1999 and Special Resolution passed on 24th February 2000.

ARTICLES OF ASSOCIATION
CONTENTS

NO. 03676824

THE COMPANIES ACTS 1985 - 1989
COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
of
SYMPHONY PLASTIC TECHNOLOGIES PLC

PRELIMINARY

1.1 In these Articles, unless the context otherwise requires, the following words shall bear the following respective meanings:

the **Act** means the Companies Act 1985 and any amendment or re-enactment thereof for the time being in force;

the **Auditors** means the auditors of the Company for the time being;

the **Board** means the Board of Directors for the time being of the Company or, where the context so admits, the Directors present at a duly convened meeting of Directors of the Company at which a quorum is present;

Clear Days means in relation to the period of a notice, the period excluding the day on which the notice is given or deemed to be given and the day for which it is given or on which it takes effect;

Clear Working Days means in relation to the period of a notice, the period of Working Days excluding the day on which the notice is given or deemed to be given and the day for which it is given or on which it takes effect;

communication means the same as in the Electronic Communications Act 2000;

the **Company** means Symphony Plastic Technologies PLC;

Directors means the directors for the time being of the Company;

electronic communication means the same as in the Electronic Communications Act 2000;

Month means calendar month;

the **Office** means the registered office for the time being of the Company;

Paid Up means paid up and/or credited as paid up;

recognised clearing house means a recognised clearing house within the meaning of the Financial Services Act 1986 acting in relation to a recognised investment exchange within the meaning of that act;

recognised investment exchange means a recognised investment exchange within the meaning of the Financial Services Act 1986 and/or the Financial Services and Markets Act 2000;

the **Register** means the Register of Members of the Company;

the **Regulations** means the Uncertificated Securities Regulations 1995 (SI 1995 No 95/3272) including any modifications thereof or any regulations in substitution thereof made under s.207 of the Companies Act 1989 for the time being in force;

the **Seal** means the common seal of the Company;

the **Stock Exchange** means The London Stock Exchange plc or any successor body carrying on its functions;

a **Stock Exchange Nominee** means a person for the time being designated pursuant to s.7(2) of The Stock Exchange (Completion of Bargains) Act 1976 or s.185(4) of the Act;

the **Statutes** means the Act, and every other enactment from time to time in force concerning companies and affecting the Company including any statutory re-enactment or modification of the Act and every other act or statutory instrument;

the **United Kingdom** means Great Britain and Northern Ireland;

Working Day means a day other than a Saturday or Sunday on which banks are normally open for business in England;

in writing means written, or produced by any visible and non transitory substitute for writing, or partly one and partly the other but for the avoidance of doubt this definition excludes electronic communication;

Year means a year from 1st January to 31st December inclusive.

1.2 In these Articles the expression **Secretary** shall include a temporary, assistant or deputy secretary of the Company and any person appointed by the Board to perform any of the duties of the Secretary.

1.3 In these Articles words denoting the singular number shall include the plural number and vice versa; words denoting the masculine gender shall include the feminine gender; and a **person** includes a body of persons corporate or unincorporate.

1.4 In these Articles, the word **address**, in relation to electronic communications, includes any number or address used for the purposes of such communications.

1.5 Save as aforesaid any words or expressions defined in the Statutes shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.6 The headings in these Articles and use of bold type are for convenience only and shall not affect the construction hereof.

2. The regulations contained in the Companies (Tables A to F) Regulations 1985 (as amended) shall not apply to the Company.

CAPITAL

3. The authorised share capital of the Company at the date of these Articles is £500,000 divided into 50,000,000 ordinary shares of £0.01 each (**Ordinary Shares**).

VARIATION OF RIGHTS

4. Whenever the capital of the Company is divided into different classes of shares, the rights or privileges attached to any class (unless otherwise provided by the terms of issue of the shares of that class) (subject to the provisions of s.127 of the Act) may be varied whether or not the Company is being wound up, either with the consent in writing of the holders of three-fourths in nominal amount of the issued shares of the class, or with the sanction of an extraordinary resolution passed at a separate general meeting of such holders. At every such separate general meeting, all the provisions hereinafter contained relating to general meetings shall apply but so that at any general meeting (other than an adjourned meeting) of the holders of any class of shares the quorum for all purposes shall be the holders present in person or by proxy and entitled to vote upon the business being transacted of at least one third of the nominal amount paid up on the shares of that class then in issue and so that any holder of shares of the class present in person or by proxy may demand a poll.

5. The special rights conferred upon the holders of any shares or class of shares issued with preferred or other special rights shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subsequent thereto unless otherwise expressly provided by these Articles or by the terms of issue of such shares but shall be deemed to be varied by the reduction of the capital paid up on those shares and by the creation and issue of further shares ranking in priority for payment of dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares.

ALTERATION OF SHARE CAPITAL

6. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts and (subject to the provisions of Articles 4 and 5) carrying such preferred, deferred or other special rights or such restrictions whether in regard to dividend, voting, return of capital or otherwise as the resolution shall prescribe. All new shares shall be subject to the provisions of these

Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

7.1 The Company may from time to time by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its share capital by the nominal amount of the shares so cancelled;

(c) sub-divide its shares or any of them into shares of a smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes) and so that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division one or more of the shares may as compared with the others have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares,

Provided that in relation to any such shares which are at the relevant time held in uncertificated form, the Board shall be entitled in its absolute discretion to determine the procedures for such consolidation, division, cancellation and/or sub-division (subject always to the Regulations and the rules, regulations, procedures, facilities and requirements of the relevant system concerned). Without prejudice to the generality of the foregoing, such procedures may involve or include the sending by the Company or by any person on its behalf of an issuer-instruction or issuer-instructions or other instruction to the Operator of the relevant system concerned requesting or requiring the cancellation or deletion or amendment of any computer-based entries in that relevant system which relate to the holding of the relevant shares and the Company may, if and to the extent that the Board so determine, by notice in writing to such holders require the holders of the shares concerned to take such steps as may be necessary in connection with such consolidation, division, cancellation and/or sub-division, which may include changing the form in which the shares are held from uncertificated to certificated form, at such time and otherwise as the Board may require. For the purposes of these Articles, **"issuer-instruction"**, **"issuer-instructions"**, **"Operator"**, **"relevant system"** shall each have the meanings ascribed to them by the Regulations.

7.2 Whenever as a result of (i) the consolidation of fully paid shares into shares of larger amounts or (ii) the sub-division of shares, any member would become entitled to a fraction of a share the Board may as between the holders of shares so consolidated or subdivided determine which shares are consolidated and/or sub-divided into each consolidated and/or sub-divided share and may in the case of any shares registered

in the name of one holder being consolidated with shares registered in the name of another holder or in the case of any shares registered in the name of one or more holders being sub-divided into the names of two or more holders make such arrangements as the Board thinks fit for the sale (for the best price reasonably obtainable) of any consolidated and/or sub-divided share or any fractions thereof and for the payment and distribution amongst the persons entitled thereto of the net proceeds of such sale. For the purpose of effecting any such sale the Board may nominate some person to execute a transfer of the shares sold or to be sold on behalf of the members so entitled to or in accordance with the directions of the purchaser thereof and arrange either for the distribution among the persons entitled thereto of the net proceeds of such sale after deduction of the expenses of sale or (when such net proceeds in respect of any holding do not exceed £3 or such greater sum as may be permitted from time to time by the Stock Exchange) for the payment of such net proceeds to the Company. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

7.3 The Company may by special resolution reduce its share capital or any capital redemption fund, share premium account or other undistributable reserve in any manner and with and subject to any authority and consent required by law.

SHARES

8. The Board may exercise all the powers of the Company to allot relevant securities (within the meaning of s.80 of the Act) as authorised and directed by the Company from time to time save that the Board may before the expiry of any such authority make any offer or agreement which would or might require relevant securities to be allotted after such expiry and accordingly the Board may allot relevant securities pursuant to any such offer or agreement as if such authority had not expired and provided further that any authority may be varied and/or revoked from time to time by the Company by ordinary resolution.

9. The Board may subject to being so empowered in accordance with the Statutes allot equity securities (within the meaning of s.94 of the Act) pursuant to any authority conferred by the Company from time to time as if s.89(1) of the Act did not apply to any such allotment.

10. Subject to the provisions of the Statutes:

(a) any shares may be issued on terms that they are, or (at the option of the Company or the shareholders) are liable to be, redeemed on such terms and in such manner as the Company before the issue of the shares may by special resolution determine;

(b) the Company may purchase its own shares (including any redeemable shares) in any manner the Board considers appropriate.

No purchase by the Company of its own shares may be made except with the sanction of an extraordinary resolution passed at a separate class meeting of the holders of any class of convertible securities.

11. Subject to the provisions of these Articles and of the Statutes, all unissued shares for the time being in the capital of the Company shall be at the disposal of the Board, who may allot, grant options over, or otherwise dispose of them to such persons at such times and on such terms as it thinks fit but so that no shares shall be issued at a discount, except in accordance with the provisions of the Statutes.

12. The Company may exercise all powers conferred by the Statutes of paying commissions to the fullest extent permissible. Subject to the provisions of the Statutes, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

13. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share, except an absolute right to the entirety thereof in the registered holder.

14. If at any time all the issued shares of the Company, or all the issued shares thereof of a particular class, are fully Paid Up and rank pari passu for all purposes, none of those shares need thereafter have a distinguishing number so long as it remains fully Paid Up and ranks pari passu for all purposes with all shares of the same class for the time being issued and fully Paid Up.

CERTIFICATES

15. Except as provided below, every person whose name is entered as a member on the Register (except or as otherwise provided by the Statutes and except a Stock Exchange Nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to receive one certificate in respect of each class of shares held by him, or, with the consent of the Board and upon payment of such sum (if any) for every certificate after the first as the Board shall determine, to several certificates, each for one or more of his shares. No certificate will normally be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange. Shares of different classes may not be included in

the same certificate. Where a member has transferred part of his holding of shares he shall be entitled to a certificate for the balance of his holding without charge.

16. Every certificate for shares shall be issued under the Seal or in such other manner as the Board, having regard to the terms of issue, the Statutes and the regulations of any exchange on which the Company's securities are listed, may authorise, and shall specify the number and class of shares to which it relates, the distinguishing number (if any) of the shares and the amount paid up thereon and (subject as hereinafter provided) shall bear the autographic signatures of at least one Director and the Secretary provided that the Board may by resolution determine that such signatures, or either of them, shall be dispensed with or shall be affixed by such other person as may be authorised by the Board or by some method or system of mechanical signature, provided also that the Company shall not be bound to register more than four persons as the joint holders of any share (except in the case of executors or trustees of a deceased member) and in the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. The above provisions in relation to certificates shall not apply in respect of shares held in uncertificated form (and for this purpose those holdings of the same holder or joint holders held in certificated form and those held in uncertificated form shall be treated as separate holdings, unless the Board otherwise determines).

17. If a share certificate is worn out, defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity with or without security as the Board requires. In the case of loss or destruction the person to whom the new certificate is issued shall pay to the Company any exceptional out of pocket expenses incidental to the investigation of evidence of loss or destruction and the preparation of the requisite form of indemnity but shall not be liable to any charge in respect of the issue of the certificate as such.

UNCERTIFICATED SHARES

18. (a) The Company may issue shares which may be held evidenced and transferred through a relevant system in uncertificated form, and where any share is held in uncertificated form the Company shall not issue and no person shall be entitled to receive a certificate in respect of such share at any time for so long as the title to that share is evidenced otherwise than by a certificate and transfers may be made otherwise than by a written instrument by virtue of the Regulations. Title to shares in issue at the date of adoption of these Articles may be transferred and evidenced by a relevant system. The Board shall have power to implement any arrangements as they may, in their absolute discretion, think fit in relation to the evidencing and transfer of shares held in uncertificated form (subject always to the Regulations and the rules,

regulations, procedures, facilities and requirements of the relevant system concerned).

(b) Conversion of shares held in certificated form into shares held in uncertificated form, and vice versa, may be made in such manner as the Board may, in its absolute discretion, think fit (subject always to the Regulations and the rules, regulations, procedures, facilities and requirements of the relevant system concerned).

(c) The Company shall enter on the Register how many shares are held by each member in uncertificated form and in certificated form and shall maintain the register in each case as is required by the Regulations and the relevant system concerned.

(d) Notwithstanding any provision of these Articles, a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which apply only in respect of certificated or uncertificated shares.

LIEN

19. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share; but the Board may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to all dividends and other moneys payable thereon.

20. The Company may sell, in such manner as the Board thinks fit (for which purposes the Board may authorise the conversion of shares to be sold which are certificated shares into uncertificated shares and vice versa (so far as is consistent with the facilities and requirements of the relevant system concerned)), any shares on which the Company has a lien, but no sale shall be made unless some moneys in respect of which the lien exists are presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the moneys presently payable, and stating the intention to sell in default, shall have been given to the registered holder for the time being of the share, or the person entitled to the share by reason of death or bankruptcy. To give effect to any such sale the Board may authorise some person to execute a transfer of the shares sold to the purchaser. The purchaser shall be entered in the Register as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. The net proceeds of sale after payment of costs shall be received by the Company and applied in or towards payment or satisfaction of the debt or liability in respect of which the lien exists, so far as the

same is presently payable. Any residue shall, upon surrender to the Company for cancellation of the certificate for the shares and subject to a lien for debts or liabilities (whether or not then presently payable) in like form and terms as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

21. Subject to any terms upon which any shares may have been issued and these Articles, the Board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). Each member shall (subject to being given at least 14 days' notice specifying the time(s) and place of payment) pay to the Company at the time(s) and place so specified the amount called on his shares. A call may be revoked or the time(s) fixed for its payment postponed by the Board. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed, and may be made payable by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. The Board may differentiate between the holders as to the amount of calls to be paid and the time(s) of payment.

22. No member shall be entitled to receive any dividend or other payment or distribution or to be present and vote at any general meeting either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

23. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on such sum from the day fixed for payment to the time of actual payment at such rate (not exceeding 20% per annum) as the Board determines; but the Board shall be at liberty to waive payment of such interest wholly or in part.

24. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the shares or by way of premium, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable. In case of non-payment all the provisions of these Articles relating to payment of interest and expenses, forfeiture and otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

25. The Board may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

26. The Board may, if it thinks fit, receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him. In such event, the Company may pay interest upon all or any of the moneys so received during the whole or any part or parts of the period of such advance at such rate (if any) as may be agreed from time to time between the Board and such member.

FORFEITURE AND SURRENDER OF SHARES

27. If a member fails to pay the whole or any part of any call or instalment of a call on the day fixed for payment, the Board may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall fix a further day (not being less than seven days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time and at the place specified, the shares on which the call was made will be liable to be forfeited.

28. If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may, at any time thereafter, before the payment(s) required by the notice have been made, be forfeited by resolution of the Board to that effect. Every forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

29. When any share has been forfeited in accordance with these Articles, notice of the forfeiture shall forthwith be given to the holder of the share or to the person entitled to the share by reason of death or bankruptcy, as the case may be, and an entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share; but the provisions of this Article are directory only, and no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry as aforesaid.

30. A forfeited share may be sold, re-allotted or otherwise disposed of upon such terms and in such manner as the Board thinks fit; and at any time before sale, re-allotment or disposal, the forfeiture may be annulled on the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share, or on the terms of compliance with the terms of any notice served under s.212 of the Act, as appropriate, and on such further terms (if any) as it shall see fit. The Board may authorise some person to execute the transfer in the case of shares held in certificated form and, in the case of shares held in uncertificated form, the Board shall be entitled in its absolute discretion to determine the procedures for such transfer (subject always to the Statutes, the Regulations and the rules, regulations, procedures, facilities and requirements of the relevant system concerned), which may (without prejudice to the generality of the foregoing) involve or include the sending by

the Company or by any other person on its part of an issuer-instruction or issuer-instructions or other instruction to the Operator of the relevant system concerned requesting or requiring the cancellation or deletion or amendment of any computer-based entries in that relevant system relating to the holding of such shares and the Company may, if and to the extent that the Board so determine, require the holder of the shares before the forfeiture thereof to take such steps as may be necessary in connection with such transfer, which may include changing the form in which the shares are held from certificated to uncertificated form, at such time and otherwise as the Board may require.

31. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares and shall, in the case of shares held in certificated form, surrender to the Company for cancellation the certificate(s) therefor, and in the case of shares held in uncertificated form the Company shall be entitled to take all actions and steps as are allowed or required pursuant to the Statutes and the Regulations and in accordance with the rules, regulations, procedures, facilities and requirements of the relevant system to give effect to such forfeiture. Notwithstanding such forfeiture, a person whose shares have been forfeited shall remain liable to pay to the Company all moneys which at the date of forfeiture were then payable by him to the Company in respect of the shares, with interest thereon in accordance with Article 23, but his liability shall cease if and when the Company shall have received payment in full of all such moneys (including any interest payable) in respect of the shares.

32. The Board may accept the surrender of any share which it is entitled to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share as between the member whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

33. A statutory declaration in writing that the declarant is one of the Board or the Secretary, and that a share has been duly forfeited or surrendered on a date stated in the declaration, shall be conclusive evidence of such facts as against all persons claiming to be entitled to the share. After the person to whom the share is sold, re-allotted or disposed of shall have been registered as the holder thereof, his title to the share shall not be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

34. Subject to any regulations from time to time made under the Statutes so permitting, nothing in these Articles shall require title to any securities of the Company to be recognized by the Board only if evidenced or transferred by a written instrument. The Board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

35. Except as otherwise provided by the Statutes and these Articles, all transfers of shares in certificated form shall be effected by instrument in writing in any common form or in such other form as the Board may approve and shall be signed by or on behalf of the transferor and (except in the case of a fully paid up share) the transferee and left at the Office or at such other place as the Board may from time to time determine and transfers of shares in uncertificated form shall be effected by means of the relevant system concerned, in accordance with the Statutes, the Regulations and rules, regulations, procedures, facilities and requirements of that relevant system, and, subject to the Statutes the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the Register in respect thereof.

36. Subject to the Statutes, the Board may, in its absolute discretion, refuse to register any instrument of transfer of, or which includes, shares which are not fully paid up (provided that where such shares are admitted to the Official List of the Stock Exchange or admitted for trading on the Alternative Investment Market of the Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis), or on which the Company has a lien, but shall not be bound to specify the grounds upon which such registration is refused. Subject to the Statutes, the Board may also refuse to register any instrument of transfer of shares where:

(a) in the case of shares held in certificated form, the instrument of transfer, duly stamped, is not deposited at the Office or such other place as the Board may appoint accompanied (save in the case of a transfer by a stock exchange nominee where a certificate has been issued in respect of the relevant shares) by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b) it is not in respect of one class of share only;

(c) in the case of a transfer to joint holders, they exceed four in number;

(d) it is in favour of a minor;

(e) in the case of shares held in certificated form, it is in favour of a bankrupt or person of unsound mind; and

(f) without prejudice to the foregoing, in the case of shares held in uncertificated form, such refusal is permitted by the Regulations and the rules, regulations, procedures, facilities and requirements of the relevant system concerned.

If the Board refuses to register a transfer, it shall, in the case of shares held in certificated form, within two months after the date on which the transfer was lodged with the Company, and in the case of shares held in uncertificated form, within two months after the date on which the relevant Operator-instruction (as such term is defined in the Regulations) was received by or on behalf of the Company, send to the transferee notice of the refusal.

37. The registration of transfers may be suspended and the Register closed at such times and for such periods as the Board may from time to time determine, provided that it shall not be closed for any greater period than an aggregate of 30 days in any Year.

38. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share or debenture.

39. Subject to Article 40, all instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Board refuses to register shall be returned to the person depositing it.

40. The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof, and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof, and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof, and it shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled, and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided that:

(a) this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as set out in this Article, or in any other circumstances, which would not attach to the Company in the absence of this Article;

(c) references in this Article to the destruction of any document include references to the disposal thereof in any manner.

41. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

42. In the case of the death of a member, the survivor, where the deceased was a joint holder, and the legal personal representatives of the deceased, where he was a sole holder, shall be the only persons recognised by the Company as having any title to his share; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which has been jointly held by him with others.

43. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may be required by the Board and subject as hereinafter provided, (and in the case of uncertificated shares, subject also to the facilities and requirements of the relevant system concerned) elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered, he shall testify his election by executing a transfer of the share to that person. All the provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall apply to any such notice or transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by that member.

44. A person becoming entitled to a share in consequence of the death or bankruptcy of a member shall subject to the requirements of Article 169 be entitled to receive, and may give a discharge for all dividends and other monies payable in respect of the share, but he shall not be entitled to receive notice of or to attend or vote at meetings of the Company or, save as aforesaid, to any of the rights or privileges of a member until he shall have been registered as a member in respect of the share. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within 60 days the Board may thereafter withhold payment of all dividends or other monies payable in respect of the share until the requirements of the notice have been complied with.

UNTRACED MEMBERS

45. The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

(a) for a period of 12 years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the member or to the person entitled by transmission to the share at his address on the Register or other the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the member or the person entitled by transmission provided that in any such period of 12 years the Company has paid at least three dividends whether interim or final and no such dividend has been claimed and no communication has been received by the Company from the member or the person entitled by transmission;

(b) the Company has at the expiration of the said period of 12 years by advertisement in both a leading London daily newspaper and in a newspaper circulating in the area in which the address referred to in Article 45(a) is located given notice of its intention to sell such share;

(c) the Company has not during the further period of 3 months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the member or person entitled by transmission; and

(d) the Company has first given notice in writing to the Quotations Department of The Stock Exchange of its intention to sell such shares.

Subject to the Statutes and, in the case of shares held in uncertificated form, to the Regulations and the rules, regulations, procedures, facilities and requirements of the relevant system concerned, to give effect to any such sale in the case of shares held in certificated form the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the registered holder of, or person entitled by the transmission to such share or, in the case of shares held in uncertificated form the Board shall be entitled in its absolute discretion to determine the procedures for such transfer (subject always to the Regulations and the rules, regulations, procedures, facilities and requirements of the relevant system concerned), which may (without prejudice to the generality of the foregoing) involve or include the sending by the Company or by any other person on its behalf of an issuer-instruction or issuer-instructions or other instruction to the Operator of the relevant system concerned requesting or requiring the cancellation or deletion of any computer-based entries in that relevant system relating to the holding of such shares and the title of the purchaser or other transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such member or other person. Moneys carried to such separate account may either be employed in the business of the Company or invested in such

investments (other than shares of the Company or its holding company if any) as the Board may from time to time think fit.

DISCLOSURE OF INTERESTS

46. S.212 of the Act shall be deemed to be incorporated into these Articles and accordingly to apply as between the Company and each member.

47. (a) No member shall, unless the Board otherwise determines, be entitled in respect of shares held by him to attend and vote at a general meeting either personally or by proxy if he or any person appearing to be interested in such shares (the **Default Shares**) has been duly served with a notice under s.212 of the Act (a **Section 212 Notice**) and is in default in supplying to the Company the information thereby required within the period of 14 days after service of such notice.

(b) Where the Default Shares represent at least 0.25 per cent. of the issued shares of a particular class then the Board may also direct by notice in writing to the member (the **Direction Notice**):

(i) that any dividend (including shares issued in lieu of dividend) or other money which would otherwise be payable in respect of each of the Default Shares shall (in whole or in part thereof) be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member; and/or

(ii) that no transfer, other than an Approved Transfer, of any of the Default Shares held by such member shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the transfer is of part only of the member's holding and when presented for registration is accompanied by a certificate by the member in a form satisfactory to the Board to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are Default Shares.

48. The period during which the rights as to attendance and voting at meetings and in respect of dividends shall be suspended shall commence on the date of the decision of the Board that such rights shall be suspended and shall continue until the member or other person complies with his obligations under this Article, save that if any such member or other person shall satisfy the Board that he has ceased to be interested in any Default Share such rights shall forthwith be restored in respect of such share.

49. Where a Section 212 Notice is served on any person other than the member in respect of any shares, the Company shall send a copy of the notice to the member but failure or omission by the Company to do so shall not invalidate such notice.

50. Any Direction Notice and any restrictions on attending and voting at general meetings of the Company pursuant to Articles 47 and 48 shall cease to have effect:

(a) on the expiry of seven days after the due compliance, to the satisfaction of the Company, of the relevant Section 212 Notice; or

(b) if such shares are transferred by means of an Approved Transfer; or

(c) if and to the extent that the Board so determines.

51. Where any person appearing to be interested in any shares has been served with a Section 212 Notice and such shares are held by a recognised depositary, the provisions of Articles 46 to 55 shall be deemed to apply only to those shares held by the recognised depositary in which such person appears to be interested and references to Default Shares shall be construed accordingly.

52. Where the member on whom a Section 212 Notice has been served is a recognised depositary, the obligations of the recognised depositary acting in its capacity as such shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by the recognised depositary pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a recognised depositary.

53. For the purposes of these Articles:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under s.212 of the Act which names such person as being so interested or if the Company (after taking into account the said notification and any other notification under the Act or any relevant information otherwise available to the Company) knows or has reasonable cause to believe that the person in question is, or may be, interested in the shares, and references in these Articles to persons interested in shares and to interests in shares shall be construed in accordance with s.212(5) of the Act;

(b) a transfer is an Approved Transfer if (but only if):

(i) the transfer results from a sale made through a recognised investment exchange or any stock exchange outside the United Kingdom on which the Company's shares (or rights in respect of those shares) are normally traded; or

(ii) it is a transfer of shares to an offeror by way of acceptance of or in pursuance of a takeover offer (within the meaning of s.428 of the Act) for the Company; or

(iii) the Board is satisfied that the transfer is made pursuant to a sale to a party who, in the opinion of the Board, is not connected with the holder thereof or with any other person appearing to be interested in such shares prior to such transfer (being a party which itself is not the holder of any shares in the Company in respect of which a Direction Notice is then in force or a person appearing to be interested in any such shares) and the Board does not have reasonable grounds to believe that the transferor or any other person appearing to be interested in such first-mentioned shares will following such transfer have any interest in such shares;

(c) a recognised depositary is a custodian or other person appointed under arrangements entered into with the Company or otherwise approved by the Board whereby such custodian or other person holds or is interested, directly or indirectly through a nominee, in shares of the Company or rights or interests in respect thereof and issues securities or other documents of title, or maintains accounts, evidencing or recording the entitlement of the holders thereof, or account holders, to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purposes of this Article and shall include, where so approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company;

(d) a reference to a person being in default in supplying to the Company the information required by a Section 212 Notice includes a reference to his having failed or refused to give all or any part of it and also includes a reference to his having given information which he knows to be false in a material respect or having recklessly given information which is false in a material respect.

54. None of the provisions contained in these Articles shall in any way limit or restrict the rights of the Company under s.212 and s.216 of the Act or any order made by the court under s.216 of the Act nor shall any sanction imposed by the Board pursuant to Articles 46 to 55 cease to have effect, otherwise than as provided in this Article, unless it is so ordered by the court.

55. The Board shall promptly notify the member concerned of any decision that the rights aforesaid shall cease to be exercisable in respect of any shares, and (if and when subsequently the case) of its being satisfied that the default by reason of which the Board reached that decision has been remedied as aforesaid, and shall cause the Register and the register kept by virtue of s.213 of the Act to be noted accordingly.

STOCK

56. The Company may by ordinary resolution convert any fully paid up shares into stock, and reconvert any stock into fully Paid Up shares of any denomination.

57. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit.

58. The Board may from time to time fix the minimum amount of stock transferable but so that the minimum shall not exceed the nominal amount of the shares from which the stock arose.

59. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such rights, privileges or advantages (except participation in dividends and profits and in the assets on winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages.

60. All the provisions of these Articles applicable to paid up shares shall apply to stock, and in all such provisions the words "share" and "member" shall include "stock" and "stockholder" accordingly.

GENERAL MEETINGS

61. The Company shall in each year hold a general meeting as its Annual General Meeting in addition to any other meetings in that year, and shall specify the meeting as such in the notice convening it. Not more than 15 months shall elapse between the date of any Annual General Meeting and that of the next. Subject as aforesaid, an Annual General Meeting shall be held at such time and such place as the Board may determine.

62. All general meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

63. The Board may call an Extraordinary General Meeting whenever it thinks fit, and Extraordinary General Meetings shall also be convened on such requisition or, in default, by such requisitionists, as provided by the Statutes. If at any time there are not within the United Kingdom sufficient Directors capable of acting to form a quorum, any Director or any two Members may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which meetings may be convened by the Board.

NOTICE OF GENERAL MEETINGS

64. Every Annual General Meeting shall be called by 20 Clear Working Days' notice at the least.

65. An Extraordinary General Meeting called for the passing of a special resolution shall be called by 21 Clear Days' notice at the least and all other Extraordinary General Meetings shall be called by 14 Clear Days' notice at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given. Notices shall be given in the manner provided by these Articles to all the members, including members who hold shares in uncertificated form, (other than those who, under the provisions of these Articles, or the rights attached to their shares, are not entitled to receive such notices), to each of the Directors and to the Auditors.

66. A general meeting shall notwithstanding that it is called by shorter notice than that specified in the immediately preceding Article, be deemed to have been duly called if it is so agreed by such members as are prescribed in that behalf by the Statutes.

67. Any notice of a meeting shall be in writing or shall be given using electronic communication to an address for the time being notified for that purpose to the Company.

68. Every notice of meeting shall specify the place, the day and the hour of meeting, and, in the case of special business, the general nature of such business.

69. Every notice of meeting shall state with reasonable prominence that a member entitled to attend and vote is entitled to appoint a proxy to attend and on a poll to vote thereat instead of him and that a proxy need not be a member; and a form of proxy for use by each member entitled to attend and vote at such meeting shall accompany the notice therefor.

70. The accidental omission to give notice of any meeting, or to send a form of proxy with a notice where required by these Articles, to any person entitled to receive the same, or the non-receipt of a notice of meeting or form of proxy by such a person, shall not invalidate the proceedings at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

71. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and also all business that is transacted at an Annual General Meeting with the exception of declaring dividends, the consideration of the accounts and balance sheet, the reports of the Directors and Auditors and any other documents required to be annexed to the balance sheet, the appointment of Directors in the place of those retiring by rotation or otherwise and the appointment of, and the fixing of the remuneration of, the Auditors.

72. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Three members present in person or by proxy and entitled to vote upon the business to be transacted each being a member or a proxy for a member or a duly authorised representative of a Company which is a member shall be a quorum for all purposes. A corporation being a member shall be deemed to be personally present for the purpose of this Article if represented by its representative duly authorised in accordance with Article 87.

73. If within 15 minutes (or within such longer time not exceeding one hour as the Chairman of the meeting may decide) from the time fixed for the meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such day and to such time and place, as may be fixed by the Chairman of the meeting and if at such adjourned meeting a quorum is not present within 15 minutes from the time fixed for holding the meeting, the members present (if more than one) in person or by proxy shall be a quorum.

74. The Chairman (if any) of the Board or in his absence some other Director nominated by the Board, shall preside as Chairman at every general meeting of the Company. If at any such meeting, neither the Chairman nor such other Director is present within 15 minutes after the time fixed for holding the meeting or is willing to act as Chairman of the meeting, the Directors present shall choose one of themselves or if no Director is present, or if all the Directors present decline to take the chair, the members present shall choose one of themselves to be Chairman of the meeting.

75. The Chairman of a meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place. No business shall be transacted at any adjourned meeting except business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 14 days or more or for an indefinite period, 7 Clear Days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting; but it shall not otherwise be necessary to give any notice of any adjournment or of the business to be transacted at an adjourned meeting.

76. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of, the show of hands) a poll is demanded:

(a) by the Chairman of the meeting; or

(b) by at least three members present in person or by proxy and entitled to vote on such resolution; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote on such resolution; or

(d) by a member or members present in person or by proxy holding shares in the Company conferring a right to vote on such resolution, being shares on which an aggregate sum has been Paid Up equal to not less than one-tenth of the total sum Paid Up on all the shares conferring that right.

Unless a poll is so demanded, a declaration by the Chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

77. Subject to Article 76, if a poll is duly demanded, it shall be taken in such manner as the Chairman of the meeting may direct. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

78. A poll demanded on the election of the Chairman of a meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the Chairman of the meeting directs, but in any case not more than 28 days after the meeting at which the poll was demanded. The demand for a poll may be withdrawn at any time before the conclusion of the meeting; but if a demand is withdrawn, the Chairman of the meeting or other members entitled may himself or themselves demand a poll.

79. The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority:

(a) to demand or join in demanding a poll (and for the purposes of Article 78 a demand by a person as proxy for a member shall be the same as a demand by that member); and

(b) to vote on a poll on the election of a Chairman and/or on a motion to adjourn a meeting.

80. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a further or casting vote in addition to the votes to which he may be entitled as a member or as a representative or proxy of a member.

81. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

82. No notice need be given of a poll not taken forthwith if the place, the day and the time at which it is to be taken are announced at the meeting or adjourned meeting at which it is demanded. In any other case, 7 Clear Days' notice at the least shall be given, specifying the place, the day and the time at which the poll is to be taken.

VOTES OF MEMBERS

83. Subject to any special rights or restrictions as to voting attached to any shares and to the provisions of these Articles, on a show of hands, every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a representative or proxy shall have one vote, and on a poll every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a representative or by proxy shall have one vote for every share of which he is the holder.

84. On a poll votes may be given either in person or by proxy or by representative.

85. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

86. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy or by representative, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

87. Any corporation which is a member may appoint such person as it thinks fit to act as its representative at any general meeting of the Company or at any separate meeting of the holders of any class of shares of the Company. Such appointment shall be made in writing and be signed on behalf of the corporation by an officer thereof. The person so appointed shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so appointed is present thereat.

88. A member incapable by reason of mental disorder of managing and administering his property and affairs, may vote, whether on a show of hands or on a poll, by his receiver, or other person authorised by any court of competent jurisdiction to act on his behalf, and such person may on a poll vote by proxy.

89. No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

90. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such

objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

91. Any person (whether a member or not) may be appointed to act as a proxy. The appointment of a proxy shall be executed by or on behalf of the appointor and shall be in such form as is usual or as the Board may approve.

92. The appointment of a proxy and any authority under which it is executed or a copy of such authority certified as a true copy by a solicitor or some other person or in some other way approved by the Board may:

(a) in the case of an instrument in writing be deposited at the Office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications:

(i) in the notice convening the meeting;

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

(c) in the case of a poll taken more than forty-eight hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than twenty-four hours before the time appointed for the taking of the poll; or

(d) where the poll is not taken forthwith but is taken not more than forty-eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman or to the Secretary or to any Director;

and an instrument of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

93. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the previous death or incapacity of the principal, or revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, provided that no intimation in writing of such death, incapacity or revocation shall have been received by the Company at the Office (or other place referred to in the preceding Article) or, where the appointment of the proxy was contained in an electronic communication, at the address at which such appointment was duly received before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

94. Subject to the provisions of the Statutes, a resolution in writing signed by or on behalf of all the members for the time being entitled to receive notice of and to attend general meetings and to vote on such resolution (or being corporations by their duly authorised representatives) shall be as valid and effectual as if the same had been passed at a general meeting of the Company duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more members. If the resolution is described as a special resolution or as an extraordinary resolution it shall have effect accordingly.

APPOINTMENT AND ROTATION OF DIRECTORS

95. Unless and until otherwise determined by the Company by ordinary resolution, the Directors shall not be less than two. A Director shall not require a share qualification, and, whether or not a member, shall be entitled to attend and to speak at any general meeting or at any separate meeting of the holders of any class of shares of the Company.

96. Subject to the provisions of these Articles, at the Annual General Meeting in every year one-third of the Directors (or, if their number is not 3 or a multiple of 3, the number nearest to but not exceeding one-third), shall retire from office, provided that any Director whose office determines under Article 102 hereof shall not be taken into account in determining the number of Directors who are due to retire by rotation.

A Director retiring at a meeting as aforesaid shall retain office until the dissolution of that meeting.

97. Subject to the provisions of the Statutes and of these Articles (and, in particular Article 104 hereof) the Directors to retire in every year shall be those who have been longest in office since their last appointment or re-appointment, but as between persons who became or were last re-appointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-appointment.

98. The Company at the meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto and, in default, the retiring Director, if

willing to act, shall be deemed to have been re-appointed, unless at such meeting it is expressly resolved not to fill the vacancy, or a resolution for the re-appointment of such Director shall have been put to the meeting and lost.

99. No person other than a Director retiring at a General Meeting shall, unless recommended by the Directors for appointment, be appointed a Director at that meeting unless, not less than 6 nor more than 14 Clear Days before the day appointed for the meeting, there shall have been given to the Company notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for appointment, and also notice in writing signed by the person to be proposed of his willingness to be appointed.

100. At a General Meeting a motion for the appointment of two or more persons as Directors by a single resolution shall not be made unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this Article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

101. The Company may from time to time by ordinary resolution increase or reduce the number of Directors, and may also determine in what rotation such increased or reduced number is to vacate office and without prejudice to the provisions of the next following Article may by ordinary resolution appoint any person to be a Director, either to fill a casual vacancy, or as an additional Director.

102. The Directors shall have power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an additional Director. Any Director so appointed shall hold office only until the conclusion of the following Annual General Meeting, and shall be eligible for election at that meeting.

103. Except with the prior sanction of an ordinary resolution of the Company no contract of employment entered into by a Director with the Company or any of its subsidiaries shall incorporate a term by which such employment is to continue, or may be continued otherwise than at the instance of the employing company, for a period exceeding 5 years during which the employment:

(a) cannot be terminated by the employing company by notice; or

(b) can be so terminated only in specified circumstances.

REMOVAL AND DISQUALIFICATION OF DIRECTORS

104. Without prejudice to the provisions of the Statutes, the Company may, by extraordinary resolution, remove a Director before the expiration of his period of office (but such removal shall be without prejudice to any claim such Director may have for

breach of any contract of service between him and the Company) and may, by ordinary resolution, appoint another person in his stead. The person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last appointed or re-appointed a Director.

105. The office of a Director shall be vacated in any of the following events, namely:

(a) if he resigns his office by notice in writing to the Company; or

(b) if he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

(d) if he is absent from meetings of the Board for 6 successive months without leave, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board resolves that his office be vacated; or

(e) if he ceases to be a Director by reason of any of the provisions of the Statutes; or

(f) if he becomes prohibited by law from being a Director; or

(g) if he is requested in writing by all the other Directors to resign; or

(h) if, in the case of a Director who holds an executive office, his appointment as such is terminated or expires and the Directors resolve that he ceases to be a Director.

DIRECTORS' FEES

106. The Directors shall (in addition to any emoluments to which they may be entitled as mentioned in Article 123 below) be paid out of the funds of the Company such sum by way of Directors' fees as the Board (or for the avoidance of doubt any duly authorised committee of the Board) may from time to time determine provided that they shall not in any one year exceed in aggregate the sum of £200,000, or such other sum as may from time to time be approved by ordinary resolution. Any such fees shall be divisible among the Directors as they may agree, or, failing agreement, equally.

107. A director holding office for part only of a year shall be entitled to a proportionate part of a full year's fees. The Directors shall also be entitled to be repaid by the Company all such reasonable travelling (including hotel and incidental) and other expenses as

they may incur in attending meetings of the Board, or of committees of the Board, or general meetings of the Company, or which they may otherwise properly incur in or about the business of the Company.

108. Any Director who by request of the Board performs special services or goes or resides abroad for any purposes of the Company may be paid such extra remuneration by way of salary, participation in profits or otherwise as the Board (or for the avoidance of doubt any duly authorised committee of the Board) may determine.

POWERS OF DIRECTORS

109. The business of the Company shall be managed by the Board, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in general meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

110. The Board may make such arrangements as the Board thinks fit for the management and transaction of the Company's affairs in the United Kingdom or elsewhere and may for that purpose establish councils, committees, local boards or agencies and may appoint any persons to be members of such councils, committees, boards or agencies and/or other managers or agents and delegate to them any of the powers of the Board (other than the power to borrow and make calls) with power to sub-delegate.

111. The Board may from time to time, by power of attorney or otherwise, appoint any Company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit. Any such power of attorney or other appointment may contain such provisions for the protection or convenience of persons dealing with any such agent or attorney as the Board deems fit, and may also authorise any such agent or attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

112. The Board may from time to time make and vary such Articles as it thinks fit respecting the keeping of overseas branch registers of members pursuant to the Statutes.

113. The Board may establish and maintain, or procure the establishment and maintenance of, any pension or superannuation funds (whether contributory or otherwise) for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances and emoluments to, any persons who are or were at any time

in the employment or service of the Company, or of any Company which is a subsidiary of the Company or is allied to or associated with the Company or any such subsidiary or of any of the predecessors in business of the Company or any such other company as aforesaid, or who may be or have been directors or officers of the Company, or of any such other company as aforesaid and who hold or have held executive positions or agreements for service with the Company or any such other company as aforesaid, and the spouses, widows, widowers, families and dependants of any such persons, and also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit, or to advance the interests and well-being, of the Company or of any such other company as aforesaid, or of any such person as aforesaid, and make payments for or towards the insurance of any such persons as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Any Director who holds or has held any such executive position or agreement for services shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

BORROWING POWERS

114. Subject as hereinafter provided the Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

115. In these Articles the **Group** means the Company and its subsidiaries for the time being and references to a member of the Group shall be construed accordingly. The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (so far, as regards subsidiaries, as by such exercise they can secure) that the aggregate amount for the time being remaining undischarged of all moneys borrowed by the Group (exclusive of moneys borrowed by one member of the Group from another) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to twice the Share Capital and Consolidated Reserves. For the purposes of the said limit the issue of debentures shall be deemed to constitute borrowing notwithstanding that the same may be issued in whole or in part for a consideration other than cash.

116. In Article 115 the expression **Share Capital and Consolidated Reserves** means at any material time the amount standing to the credit of the share capital account of the Company plus the aggregate amount standing to the credit of the consolidated capital and revenue reserves (including any share premium account or capital redemption reserve fund) plus or minus the amount standing to the credit or debit (as the case

may be) of the consolidated profit and loss account all as shown in the latest published consolidated balance sheet and profit and loss account (together the **Accounts**) of the Group but adjusted as may be necessary and appropriate to take account of any subsidiary not consolidated in the Accounts and any increase in or reduction of the issued and paid up share capital of the Company since the date to which the consolidated balance sheet incorporated in the Accounts shall have been made up and any distributions (other than normal preference dividends and interim dividends paid in each case out of profits earned since such date) in cash or specie made, recommended or declared from such reserves or profit and loss account since such date; excluding any sums set aside for taxation; deducting any amount for goodwill, or any other intangible asset, (not being any amount representing part of the cost of a bona fide commercial acquisition of shares or other property) shown as an asset in such balance sheet (as adjusted); deducting any amounts attributable to minority interests; and after making such other adjustments (if any) as the Auditors may consider appropriate, including in particular adjustments as may be appropriate to provide for the carrying into effect of the transaction for the purposes of or in connection with which the share capital and consolidated reserves require to be calculated. For the purposes of the foregoing, share capital allotted shall be treated as issued notwithstanding that the issue thereof has not been completed by the registration of the allottees or their renouncees. The certificate of the Auditors as to the amount of the Share Capital and Consolidated Reserves at any time shall be conclusive and binding upon all concerned.

117. For the purposes of Articles 115 and 116 monies borrowed for the purpose of repaying the whole or part of any moneys previously borrowed and then outstanding (including any premiums payable on final repayment thereof) and intended to be applied for such purpose within six months of such borrowing shall not, pending such application within such time, be taken into account as moneys borrowed.

118. No lender or other person dealing with the Company in good faith shall be concerned to see or enquire whether the limit contained in Article 115 is observed. No debt incurred in excess of such limit shall be invalid and no security given for the same shall be invalid or ineffectual, except in the case of express notice to the lender or the recipient of the security, at the time when the debt was incurred or security given, that the limit hereby imposed had been, or would thereby be, exceeded.

119. If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys, and the power so delegated shall subsist during the continuance of the mortgage or security notwithstanding any change of Directors, and shall be assignable if expressed so to be.

120. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

EXECUTIVE DIRECTORS

121. The Board may from time to time:

(a) appoint one or more of its body to any office (except that of Auditor) or employment in the Company, for such period and on such terms as it thinks fit, and may revoke such appointment (but so that such revocation shall be without prejudice to any rights or claims which the person whose appointment is revoked may have against the Company by reason of such revocation); and

(b) permit any person appointed to be a Director to continue in any other office or employment held by him before he was so appointed.

A Director holding any such other office or employment is herein referred to as an **Executive Director**.

122. An Executive Director shall not (subject to the provisions of any agreement between him and the Company) cease to hold such other office by reason only of his ceasing to be a Director, nor (subject to the provisions of any agreement as aforesaid) shall any such Director be liable to vacate his office as such by reason only of his ceasing to hold any other office as aforesaid, the intent being that the tenure by any person of the office of Director and his tenure of any other office as aforesaid shall (subject to the provisions of any agreement as aforesaid) be distinct.

123. The remuneration of any Executive Director (including for this purpose the office of Chairman whether or not such office is held in an executive capacity) for his services as such and other terms of employment shall be determined by the Board, and may be paid in any form (whether by way of salary, commission, participation in profits or partly in one way and partly in another or others, or otherwise howsoever).

124. The Board may entrust to and confer upon an Executive Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and may from time to time revoke, withdraw, or vary all or any of such powers.

ALTERNATE DIRECTORS

125. Any Director other than an alternate Director may at any time appoint another Director or, with the approval of a majority of all of the Directors of the Company for the time being (including the Director wishing to effect the appointment) or their alternates, any other person to be an alternate Director of the Company and may at

any time remove any alternate Director so appointed by him from office and subject as aforesaid appoint another person in his place.

126. The appointment of an alternate Director shall automatically determine in any of the following events:

(a) if his appointor shall terminate the appointment;

(b) on the happening of any event, which, if he were a Director, would cause or require him to vacate the office of Director or disqualify him from such office;

(c) if by writing under his hand left at the Office he shall resign such appointment;

(d) if his appointor shall cease for any reason to be a Director otherwise than by retiring and being reappointed at the same meeting.

127. An alternate Director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served upon him) be entitled to receive notices of meetings of the Board and of any committee of the Board of which his appointor is a member and to attend and, in place of his appointor, to vote (such vote to be in addition to any vote which he may have in his own right as a Director) and, subject to Article 131, be counted for the purpose of a quorum at any such meeting at which his appointor is not personally present and generally to perform all functions as a Director of his appointor in his absence. An alternate Director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a Director but shall not in respect of his office of alternate Director be entitled to receive any remuneration from the Company. An alternate Director shall, during his appointment, be an officer of the Company and shall not be deemed to be an agent of his appointor.

128. Every appointment and removal of an alternate Director shall be in writing signed by the appointor and shall take effect (subject to any approval required by Article 125) upon receipt of such written appointment or removal at the Office or by the Secretary.

PROCEEDINGS OF THE BOARD

129. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, call a meeting of the Board.

130. Notices of meetings of the Board may be given in such form as the Board may from time to time agree. It shall not be necessary to give notice of a meeting of the Board to any Director absent from the United Kingdom. Any one or more (including, without

limitation, all) of the Directors, or any committee of the Directors, may participate in a meeting of the Directors or of such committee,

(a) by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time; or

(b) by a succession of telephone calls to Directors from the Chairman of the meeting following disclosure to them of all material points.

Such meeting shall be deemed to have occurred:

(i) at the place where most of the Directors participating are present; or

(ii) if there is no such place, where the Chairman of the meeting is present.

131. The quorum necessary for the transaction of the business of the Board may be fixed by the Board, and unless so fixed at any other number shall be two. A Director or any other person who is present at a meeting of the Board as an alternate Director shall only be counted as two or more for quorum purposes if at least one other Director or duly appointed alternate Director is also present thereat.

132. The continuing Directors may act notwithstanding any vacancy in their number, but if the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors may act for the purpose of increasing the number of Directors up to such number or of calling a general meeting of the Company, but not for any other purpose.

133. The Board may from time to time elect from their number, and remove, a Chairman and/or a deputy Chairman and determine the period for which they respectively are to hold office. The Chairman or, in his absence, the deputy Chairman (if any) shall preside at all meetings of the Board but if no Chairman or deputy Chairman is appointed, or neither is present within 5 minutes after the time fixed for holding any meeting, the Directors present may choose one of their number to act as Chairman of such meeting.

134. Subject to the Statutes, a resolution in writing or contained in an electronic communication signed by or on behalf of all the Directors for the time being entitled to receive notice of and vote on the resolution at a meeting of the Board shall be valid and effectual as a resolution passed at a meeting of the Board duly convened and held and may consist of several documents in the like form signed by one or more of the Directors (or their alternates).

135. The Board may delegate any of its powers to committees consisting of such member or members of its body as it thinks fit with power to sub-delegate to any of such persons. Any committee so formed shall, in the exercise of the powers so delegated,

conform to the requirements of any Articles that may be imposed on it by the Board and subject thereto shall be governed by the provisions of these Articles regulating the proceedings and meetings of the Board.

136. All acts done bona fide by any meeting of the Board, or of a committee or sub-committee of the Board, or by any person acting as a Director or by an alternate Director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment or continuance in office of any Director, alternate Director or person acting as aforesaid, or that they or any of them were disqualified, or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed or had duly continued in office and was qualified and had continued to be a Director or, as the case may be, an alternate Director and had been entitled to vote.

MINUTES

137. The Board shall cause minutes to be made in books provided for the purpose:

(a) of all appointments of officers made by the Board;

(b) of the names of the Directors present at each meeting of the Board and of any committee and/or sub-committee of the Board; and

(c) of all resolutions and proceedings at all meetings of the Company and of the Board and of committees and sub-committees of the Board.

Any such minutes, if purporting to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting, shall be sufficient evidence without any further proof of the proceedings.

DIRECTORS' INTERESTS

138. Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is barred from voting.

139. A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a) the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(d) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer, shareholder or otherwise howsoever, Provided that he (together with persons connected with him within the meaning of s.346(2) of the Act) is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefit scheme or an employees' share scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes;

(f) any proposal concerning any insurance which the Company is empowered to purchase and maintain for or for the benefit of any Director or for persons who include Directors.

140. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employment with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the proviso to Article 139(d)) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

141. If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any such Director (other than himself) shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fully disclosed.

142. The Company may by ordinary resolution suspend or relax the provisions of Articles 138 to 141 to any extent or ratify any transaction not duly authorised by reason of a contravention of such Articles.

143. A Director, including an alternate Director, may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director, and may act in a professional capacity in relation to the Company, on such terms as to tenure of office, remuneration and otherwise as the Directors may determine.

144. No Director or intending Director, including an alternate Director, shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office or place of profit, or as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, whether directly or indirectly, be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

145. Any Director, including an alternate Director, may continue to be or become a Director or other officer or member of or otherwise interested in any other company, whether or not being a company promoted by the Company or in which the Company may be interested, as a member or otherwise, and no such Director shall be accountable for any remuneration or other benefits received by him as a Director or other officer or member of, or from his interest in, any such other company. The Board may exercise the voting power conferred by the shares of any other company held or owned by the Company, and any Director may exercise his voting power as a director of such other company, in such manner in all respects as the Board or such Director may think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them or himself directors or other officers of such company, or voting or providing for the payment of remuneration to the directors or other officers of such company).

146. Notwithstanding the Directors' obligations arising under s.317 of the Act, a Director, including an alternate Director, who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Board. In the case of a proposed contract the declaration shall be made at the meeting of the Board at which the question of entering into the contract is first taken into consideration, or, if the Director was not at the date of that meeting interested in the proposed contract, at the next meeting of the Board held after he became so interested. In a case where the Director becomes interested in a contract after it is made, the declaration shall be made at the first meeting of the Board held after the Director shall become so interested. In a case where the Director is interested in a contract which has been made before he was

appointed a Director the declaration shall be made at the first meeting of the Board held after he is so appointed.

147. For the purposes of this Article a general notice given to the Board by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may, after the date of the notice, be made with the company or firm shall (if such Director shall give the same at a meeting of the Board or shall take reasonable steps to secure that it is brought up and read at the next meeting of the Board after it is given) be deemed a sufficient declaration of interest in relation to any contract so made.

ASSOCIATE DIRECTORS

148. The Directors may at any time and from time to time appoint any person to be an associate, assistant, consultant or special director (an **Associate Director**) and determine the appointment as an Associate Director of any person so appointed. An Associate Director shall not be authorised or empowered to act nor be liable as a Director of the Company in any respect and shall not be deemed to be a Director for any purpose. Subject as aforesaid the Directors may define and limit the powers, authorities and duties of an Associate Director and if from any cause an Associate Director shall cease to be engaged by the Company he or she shall ipso facto cease to be an Associate Director.

SECRETARY

149. Subject to the Statutes, the Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; and any Secretary so appointed may be removed by the Board.

150. Anything by the Statutes required or authorised to be done by or to the Secretary, may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy Secretary or, if there is no assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specifically in that behalf by the Directors provided that a provision of the Statutes or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

THE SEAL

151. (a) if the Company has a common Seal or chooses to adopt a common Seal, the Board shall provide for the safe custody of the Seal and any official Seal kept by the Company by virtue of s.40 of the Act. The Seal and any such official Seal shall only be affixed to any instrument by the authority of a resolution of

the Board or of a committee of the Board. Subject to paragraph (c) of this Article, every instrument to which the Seal shall be affixed shall be signed by at least two Directors or by one Director and the Secretary or, in place of any of the foregoing, some other person or persons appointed by the Board for the purpose.

(b) Subject to the Statutes and any regulations made thereunder, notwithstanding the fact that the Company has adopted the Seal, a document signed by a Director and the Secretary, or by two Directors, and expressed, in whatever form of words, to be executed by the Company has the same effect as if executed under the Seal.

(c) With regard to any certificate for shares, or debentures or any other securities of the Company, the Board may by resolution determine either generally or in any particular case that any of the signatures of the persons mentioned in paragraph (b) above, may be dispensed with or affixed by some mechanical means.

(d) The official seal referred to in this Article shall be used solely for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with such official seal shall not require to be signed.

152. The Company may exercise the powers conferred by s.39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the Board.

ACCOUNTS

153. The Board shall cause to be kept such books of account and other books and registers as are necessary to comply with the provisions of the Statutes.

154. The books of account shall be kept at the Office or (subject to the provisions of the Statutes) at such other place in England as the Board thinks fit, and shall at all times be open to inspection by the Directors. No member (other than a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by law or authorised by the Board or by an ordinary resolution of the Company.

155. The Board shall in accordance with the Statutes cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Statutes.

156. (a) Subject to paragraph (b) of this Article and save as provided by s.238 of the Act as inserted by s.10 of the Companies Act 1989, a printed copy of the Directors' and Auditors' reports accompanied by printed copies of the balance sheet, profit and loss account and other documents required by the Statutes

to be annexed to the balance sheet shall, not less than 21 days before the Annual General Meeting before which they are to be laid, be delivered or sent by post to the registered address of every member and holder of debentures of the Company and every person who is entitled to receive notice of general meetings (provided that this Article shall not require a copy of these documents to be sent to more than one of joint holders, but any member or holder of debentures of the Company who is not therefore entitled to be sent these documents shall be entitled to receive a copy free of charge on application at the Office), and to the Auditors for the time being of the Company, and, if a listing on any stock exchange for all or any of the shares or debentures of the Company is for the time being granted, there shall be forwarded to the secretary of such stock exchange, such number of copies of each of these documents as may be required by the regulations and practice for the time being of such stock exchange.

(b) If the Statutes so permit, the Company need not send copies of the Directors' and Auditors' reports accompanied by copies of the balance sheet, profit and loss account and other documents required by the Statutes to be annexed to the balance sheet to entitled persons (as that expression is defined in The Companies (Summary Financial Statement) Regulations 1992 No. 3075) who do not wish to receive them (or who have failed to respond to an opportunity given to them to elect to receive them) but may send them such summary financial statement or other documents as may be authorised by the Statutes.

AUDIT

157. Auditors of the Company shall be appointed and their duties regulated in accordance with the Statutes.

158. The Auditors' report to the members made pursuant to the statutory provisions as to audit shall be laid before the Company in general meeting and shall be open to inspection by any member.

159. Subject to the provisions of the Statutes, all acts done by any person or persons acting as Auditors shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in their appointment or that they have at the time of their appointment not qualified for appointment.

160. The Auditors shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns them as Auditors.

DIVIDENDS

161. The profits of the Company available for distribution and resolved to be distributed shall be applied in the payment of dividends to the members in accordance with their respective rights and priorities. The Company in general meeting may declare dividends accordingly.

162. No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of Part VIII of the Act which shall apply to the Company nor shall any such dividend be paid in excess of the amount recommended by the Board.

163. Subject to Article 164, all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid; but no amount paid up on a share in advance of a call shall be treated for the purposes of this Article or Article 164 as paid up on such share.

164. All dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall carry any particular rights as to dividend such share shall rank for dividend accordingly.

165. Any general meeting declaring a dividend may upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or partly by the distribution of assets (and in particular, but without limitation, of fully paid shares or debentures of the Company or any other company), and the Board shall give effect to such direction. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks expedient, and in particular may issue fractional certificates and fix the value for distribution of any assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of those entitled to participate in the dividend, and may vest any specific assets in trustees, upon trust for the members entitled to the dividend and generally make such arrangements as the Board thinks fit.

166. The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company, and the Board may also pay the fixed dividend payable on any shares of the Company with preferential rights half-yearly or otherwise on fixed dates whenever such profits in the opinion of the Board justify that course. Provided that the Board acts bona fide, it shall not incur any liability to the holders of shares carrying preferential rights for any damage which they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

167. Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the Board in whole or in part be carried to the revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or

interest, such dividend or interest may at the discretion of the Board be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

168. The Board may deduct from any dividend payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

169. Any dividend or other moneys payable on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the person entitled thereto or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to that one of those persons who is first named in the Register in relation thereto, or to such person and such address as the person or persons entitled may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such other person as the person or persons entitled may in writing direct, and payment of the cheque or warrant shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

170. All unclaimed dividends or other moneys payable on or in respect of a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. No dividend or other monies payable in respect of a share shall bear interest against the Company. All dividends unclaimed for a period of 12 years after having been declared shall be forfeited and shall revert to the Company.

171. If several persons are entered in the Register as joint holders of any share, any one of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

172. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

173. Without prejudice to the provisions of Articles 46 to 55 inclusive the Board may, with the prior authority of an ordinary resolution of the Company, offer holders of a particular class of shares the right to elect to receive further shares of that class, credited as fully-paid, instead of cash in respect of all or part of any dividend specified by the ordinary resolution, or to forego their entitlement to all or any part (to be determined by the Board) of any dividend declared or payable on any ordinary share held by them and to take instead fully paid bonus shares, subject to such exclusions,

restrictions or other arrangements as the Board may in its absolute discretion deem necessary in relation to compliance with legal or practical problems under the laws of any territory, or the requirements of any recognised regulatory body or any stock exchange in any territory.

174. The following provisions shall apply where payment of a dividend is satisfied in accordance with Article 173:-

(a) the ordinary resolution may specify a particular dividend or may relate to all or any dividends declared or paid within a specified period, but such period may not end later than the beginning of the Annual General Meeting next following the date of the meeting at which the ordinary resolution is passed;

(b) the basis of allotment shall be determined by the Board so that, as nearly as may be considered convenient without involving any rounding up of fractions, the value (calculated by reference to the average value) of the new ordinary shares (including any fractional entitlement) to be allotted instead of any amount of dividend (disregarding any associated tax credit) shall be equal to such amount. For the purpose of this paragraph, the "average value" of an ordinary share shall be the average price at which arms-length dealings in fully-paid ordinary shares of the Company took place on a recognised investment exchange on the five Working Days prior to the date on which the relevant dividend is declared or if it is not possible to calculate the average value in that manner, or to do so would, in the opinion of the Board, create a perverse result, then "average value" shall be such sum as is determined by the Board to be the then value of an ordinary share subject to the Auditors confirming that, in their opinion, such determination by the Directors is not unreasonable;

(c) the Board may make such provisions as it considers necessary or expedient in relation to any offer to be made pursuant to this Article including but not limited to the giving of notice to shareholders of the right of election offered to them, the provision of forms of election (whether in respect of a particular dividend or dividends generally) and determination of the procedure for making and revoking such elections and the place at which, and the latest time by which, forms of election and any other relevant documents must be lodged in order to be effective, and provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down or the benefit of fractional entitlements accrue to the Company (rather than to the members concerned). Shares representing fractional entitlements to which any member would, but for this Article, become entitled may be issued as certificated or uncertificated shares;

(d) the Directors shall not proceed with any election under this Article unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(e) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be declared or payable on shares in respect of which an election has been duly made (the "elected shares") and instead additional shares of the relevant class shall be allotted to the holders of the elected shares on the basis stated in (b) above. For such purpose, the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account, any share premium account, capital redemption reserve or any other undistributable reserve) or any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued shares for allotment and distribution to the holders of the elected shares on such basis. A Board resolution capitalising any part of the reserve or profits hereinbefore mentioned shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 176 and in relation to any such capitalisation the Board may exercise all the powers conferred on them by those Articles without need of such ordinary resolution;

(f) the additional shares so allotted shall be allotted as at the record date for the dividend in respect of which the right of election has been offered and shall rank pari passu in all respects with each other and with the fully-paid shares of that class then in issue except that they will not rank for any dividend or other distribution or other entitlement which has been declared, made or paid by reference to such record date.

RESERVES

175. The Board may from time to time set aside out of the profits of the Company (including any premiums received upon the issue of debentures or other securities of the Company) and carry to reserve such sums as it thinks proper which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may at the like discretion either be employed in the business of the Company or be invested in such investments (subject to the provisions of the Statutes) as the Board may from time to time think fit. The Board may divide the reserve into such special funds or any parts of any special funds into which the reserve may have been divided. The Board may also, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

CAPITALISATION OF PROFITS AND RESERVES

176. The Board may with the authority of an ordinary resolution of the Company:

(a) capitalise any undistributed profits of the Company (including profits carried and standing to any reserve or reserves) not required for paying any preferential dividend whether or not they are available for distribution or any sum carried to reserve as a result of the sale or revaluation of any asset (other than revaluation of goodwill) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the profits or sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the number of such shares (whether or not fully paid) held by them respectively and apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any such shares held by such members respectively, or in paying up in full unissued Ordinary Shares or (subject to any special rights previously conferred on any shares or class of shares for the time being issued) unissued shares of any other class in or debentures of the Company, and allot and distribute such shares or debentures, credited as fully paid up, to and amongst such holders in the proportions aforesaid, or partly in one way and partly in the other;

(c) resolve that any shares allotted under this Article to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividend;

(d) make such provision by the issue of fractional certificates or by payment in cash or otherwise as the Board thinks fit in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation (any agreement made under such authority being binding on all such members); and

(f) generally do all acts and things required to give effect to such ordinary resolution.

NOTICES

177. Any notice to be given to or by any person pursuant to these Articles (other than one calling a meeting of the Directors) shall be in writing or, where provided by these

Articles or allowed by law, shall be given using electronic communications to an address for the time being notified for that purpose to the person giving the notice.

178. The Company may give any notice to a member either personally or by sending it through the post in a prepaid letter addressed to such member at his address in the Register or, where applicable, by communicating it electronically to an address for the time being notified to the Company by the member or by any other means authorised by the member concerned. In the case of joint holders of a share all notices and other documents sent by the Company shall be given to that one of the joint holders whose name stands first in the Register. Any notice so given shall be sufficient notice to all the joint holders and the contents of any document so sent shall be deemed to be sufficiently communicated to all the joint holders.

179. Any member whose address in the Register is not within the United Kingdom but who has given to the Company an address within the United Kingdom at which notices may be served upon him, shall be entitled to have notices given to him, at such address; but, save as aforesaid, any member whose address in the Register is not within the United Kingdom shall not be entitled to receive any notice from the Company.

180. Any notice or other document sent by the Company pursuant to these Articles by post, shall be deemed to have been served on the date following that on which the letter containing the same is posted (by whatever class of post). In proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed, stamped and posted. A notice contained in an electronic communication shall be deemed to have been served or delivered at the time it is sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

181. Any notice or document sent by post or, where applicable, by way of electronic communication to, or left at the address in the Register of, any member in pursuance of these Articles, shall, notwithstanding such member being then dead, bankrupt, mentally disordered or (being a corporation) in liquidation, and whether or not the Company has had notice of the death, bankruptcy, mental disorder or liquidation, be deemed to have been duly served in respect of any share registered in the name of such member as sole or joint holder and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in such share.

182. Every person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice (other than a notice issued by authority of Article 47) in respect of such share which, previously to his name and address being entered in the Register, shall have been duly given to the person from whom he derives his title to such share.

183. Any notice required to be given by the Company to the members or any of them, and not provided for by or pursuant to these Articles, shall be sufficiently given if given by advertisement inserted once in at least one leading daily newspaper in London.

184. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom it is impractical to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same date in at least two leading daily newspapers with appropriate circulation and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least 7 days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

185. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

WINDING-UP

186. The liquidator on any winding-up of the Company (whether voluntary or under supervision or compulsory) may with the authority of an extraordinary resolution, divide among the members in specie the whole or any part of the assets of the Company (whether or not the assets shall be of different kinds), and for such purpose may set such value as he deems fair upon any such assets, and may determine how such division shall be carried out as between members or classes of members but so that if any such division shall be otherwise than in accordance with the existing rights of the members, every member shall have the same right of dissent and other ancillary rights as set out in s.111 of the Insolvency Act 1986 as if such resolution were a special resolution passed in accordance with s.110 of that Act. The liquidator may, with like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit, but no member shall be compelled to accept any shares or other securities which are not fully paid.

INDEMNITY

187. Every Director, alternate Director, manager, Secretary and other officer (and the Auditors) shall, to the extent permitted by the Statutes, be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which they may sustain or incur in or about the execution of their respective offices or otherwise in relation thereto (including, without limitation, any liability which any of them may incur in defending proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by such person as an officer

or employee of the Company and in which judgment is given in his favour or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court). The Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or auditors of the Company, or any other company which is its holding company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has an interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers of offices in relation to the Company or any such other company, subsidiary undertaking or pension fund. For the purposes of this Article "holding company" and "subsidiary undertaking" shall have the meanings ascribed to them in the Act.

AUTHENTICATION OF DOCUMENTS

188. Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the officer of the Company having the custody thereof shall be deemed to be a person appointed by the Board as aforesaid.

189. A document purporting to be a copy of a resolution of the Board or an extract from the minutes of a meeting of the Board or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of the proceedings at a duly constituted meeting.

Symphony Plastic Technologies PLC
No: 3676824
Special Resolution

Notice is hereby given that he following resolution of the above named company was duly passed pursuant to the Companies Act 1985 (as amended) as a special resolution at the Annual General Meeting of the Company held on 9th May 2003

That subject to the passing of resolution 5 the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities wholly for cash pursuant to the authority conferred by resolution 5 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of Ordinary Shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) in satisfaction of the valid exercise of the outstanding options over such securities details of which are set out in note 16 to the Accounts; and

(c) otherwise than pursuant to sub-paragraphs (a) and (b) above up to an aggregate nominal value of £22,641

and shall expire on the date of the next annual general meeting of the company or 15 months from the passing of this resolution, whichever is the earlier, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired, and in this Resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

Director

Symphony Plastic Technologies PLC
No: 3676824
Ordinary Resolution

Notice is hereby given that he following resolution of the above named company was duly passed pursuant to the Companies Act 1985 (as amended) as an ordinary resolution at the Annual General Meeting of the Company held on 9th May 2003

That the Directors be generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot, grant options over or otherwise deal with or dispose of the unissued shares in the authorised share capital of the Company PROVIDED THAT the authority hereby given:-

(a) shall be limited to unissued shares in the authorised share capital of the Company on the date hereof having an aggregate nominal value of £150,943; and

(b) shall expire on the day preceding the fifth anniversary of the date on which this resolution was passed unless previously renewed or varied save that the Directors may, notwithstanding such expiry, allot, grant options over or otherwise deal with or dispose of any shares under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority.

Director

Symphony Plastic Technologies PLC

Ordinary Resolution

Notice is hereby given that he following resolution of the above named company was duly passed pursuant to the Companies Act 1985 (as amended) as an ordinary resolution at the Annual General Meeting of the Company held on 16th July 2004

That the Directors be generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot, grant options over or otherwise deal with or dispose of the unissued shares in the authorised share capital of the Company PROVIDED THAT the authority hereby given:-

(a) shall be limited to unissued shares in the authorised share capital of the Company on the date hereof having an aggregate nominal value of £150,943; and

(b) shall expire on the day preceding the fifth anniversary of the date on which this resolution was passed unless previously renewed or varied save that the Directors may, notwithstanding such expiry, allot, grant options over or otherwise deal with or dispose of any shares under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority.

Director

SYMPHONY PLASTIC TECHNOLOGIES PLC

Company Number 3676824

***Minutes of an Extraordinary General Meeting of the Company held at* Elstree House, Elstree Way, Borehamwood, Hertfordshire, WD6 1LE on the 31st day of March 2005 at 9:00 a.m. the following resolutions were duly passed the first of which is an ordinary resolution, the second is a special resolution:**

ORDINARY RESOLUTION

1. 1. THAT, in addition to, and without varying in any other way, the authorities granted to the Directors and contained in the resolutions passed at the Company's Annual General Meeting in 2004 (to the extent not utilised at the date of this Resolution), the Directors be and they are hereby generally and unconditionally authorised in accordance wih section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot further relevant securities (within the meaning of section 80(2) of the Act) up to a maximum nominal amount of £116,666.67 in order to satisfy valid applications to participate in the proposed placing of up to an aggregate of 11,666,667 new ordinary shares of 1p each in the capital of the Company within twelve months of the date of the EGM at such times, for such consideration and at a price per share which will reflect market conditions and the advice of the Company's nominated adviser ("the Proposed Placing").

provided that this authority (unless previously revoked or varied by the Company in general meeting) shall expire on 30 March 2006, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement notwithstanding that the authority conferred hereby has expired.

SPECIAL RESOLUTION

2. THAT, in addition to the powers given to the Directors contained in the resolutions passed at the Company's Annual General Meeting that took place in 2004 (to the extent not utilised at the date of this Resolution), the Directors be and they are hereby generally empowered pursuant to section 95(2) of the Act for a period commencing on 31 March 2005 and, unless previously revoked or varied by the Company in a general meeting, expiring on 30 Mach 2006 to allot equity securities (as defined in section 94(2) of the Act), pursuant to the authority conferred by Resolution 1 above, as if section 89(1) of the Act did not apply to such allotment, provided this power be limited to the allotment of equty securities up to a maximum nominal amount of £116,666.67 in order to satisfy valid applications to participate in the Proposed Placing.

Company Secretary

Symphony Plastic Technologies PLC 3676824

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that he following resolutions of the above named company were duly passed pursuant to the Companies Act 1985 (as amended) at the Annual General Meeting of the Company held on 24 June 2005

ORDINARY RESOLUTION

1. That the Directors be generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot, grant options over or otherwise deal with or dispose of the unissued shares in the authorised share capital of the Company PROVIDED THAT the authority hereby given:-

(a) shall be limited to unissued shares in the authorised share capital of the Company on the date hereof having an aggregate nominal value of £150,943;

(b) shall expire on the day preceding the fifth anniversary of the date on which this resolution was passed unless previously renewed or varied save that the Directors may, notwithstanding such expiry, allot, grant options over or otherwise deal with or dispose of any shares under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority

SPECIAL RESOLUTION

2. That subject to the passing of resolution 1 above the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities wholly for cash pursuant to the authority conferred by resolution 5 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

   (a) in connection with an offer of such securities by way of rights to holders of Ordinary Shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

   (b) in satisfaction of the valid exercise of the outstanding options over such securities details of which are set out in note 16 to the Accounts; and

   (c) otherwise than pursuant to sub-paragraphs (a) and (b) above up to an aggregate nominal value of £67,924;

and shall expire on the date of the next annual general meeting of the company or 15 months from the passing of this resolution, whichever is the earlier, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired, and in this Resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

By order of the Board

Director

Symphony Plastic Technologies PLC 3676824

Ordinary Resolution

Notice is hereby given that he following resolution of the above named company was duly passed pursuant to the Companies Act 1985 (as amended) as an ordinary resolution at the Annual General Meeting of the Company held on 14th July 2006

That the Directors be generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot, grant options over or otherwise deal with or dispose of the unissued shares in the authorised share capital of the Company PROVIDED THAT the authority hereby given:-

(a) shall be limited to unissued shares in the authorised share capital of the Company on the date hereof having an aggregate nominal value of £211,165; and

(b) shall expire on the day preceding the fifth anniversary of the date on which this resolution was passed unless previously renewed or varied save that the Directors may, notwithstanding such expiry, allot, grant options over or otherwise deal with or dispose of any shares under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority.

Director

22

Symphony Plastic Technologies PLC

Special Resolution

Notice is hereby given that he following resolution of the above named company was duly passed pursuant to the Companies Act 1985 (as amended) as a special resolution at the Annual General Meeting of the Company held on 16th July 2004

That subject to the passing of resolution 5 the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities wholly for cash pursuant to the authority conferred by resolution 5 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of Ordinary Shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) in satisfaction of the valid exercise of the outstanding options over such securities details of which are set out in note 24 to the Accounts; and

(c) otherwise than pursuant to sub-paragraphs (a) and (b) above up to an aggregate nominal value of £67,924

and shall expire on the date of the next annual general meeting of the company or 15 months from the passing of this resolution, whichever is the earlier, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired, and in this Resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

Director

Symphony Plastic Technologies PLC 3676924

Special Resolution

Notice is hereby given that he following resolution of the above named company was duly passed pursuant to the Companies Act 1985 (as amended) as a special resolution at the Annual General Meeting of the Company held on 14th July 2006

That the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities wholly for cash pursuant to the authority conferred by resolution 5 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of Ordinary Shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) in satisfaction of the valid exercise of the outstanding warrants and options over such securities details of which are set out in note 24 to the Accounts; and

(c) otherwise than pursuant to sub-paragraphs (a) and (b) above up to an aggregate nominal value of £63,380

and shall expire on the date of the next annual general meeting of the company or 15 months from the passing of this resolution, whichever is the earlier, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired, and in this Resolution the expression "equity securities" and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

Director

FILE COPY

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 3676824

The Registrar of Companies for England and Wales hereby certifies that

SYMPHONY PLASTIC TECHNOLOGIES PLC

having by special resolution changed its name, is now incorporated

under the name of

SYMPHONY ENVIRONMENTAL TECHNOLOGIES PLC

Given at Companies House, Cardiff, the 19th March 2007

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

C03676824I

Companies House
— for the record —

HC006B

0830471/2

Company number 3676824

THE COMPANIES ACTS 1985 TO 1989
COMPANY LIMITED BY SHARES
ORDINARY AND SPECIAL RESOLUTIONS

OF

SYMPHONY PLASTIC TECHNOLOGIES plc (the "Company")

Passed on 27 February 2007

At an extraordinary general meeting of the Company duly convened and held at Elstree House, Elstree Way, Borehamwood, Hertfordshire, WD6 1LE on 27 February 2007 at 9.00 am (the "EGM"), the following resolutions were duly passed as ordinary and special resolutions.

ORDINARY RESOLUTIONS

1. THAT the authorised share capital of the Company be and is hereby increased from £1,000,000 to £1,500,000 by the creation of 50,000,000 new ordinary shares of 1p each;

2. THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") to allot relevant securities (within the meaning of section 80(2) of the Act up to a maximum nominal amount of £417,273:

   (a) in order to satisfy valid applications to participate in the proposed placing of up to an aggregate of 14,085,000 new ordinary shares of 1p each in the capital of the Company within twelve months of the date of the EGM at such times, for such consideration and at a price per share which will reflect market conditions and the advice of the Company's nominated adviser ("the Proposed Placing") provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant

securities pursuant to such offer or agreement notwithstanding that the authority conferred hereby has expired, and this authority shall supersede any authority previously conferred on the Directors pursuant to section 80(2) of the Act;

(b) in addition, up to a maximum nominal amount of £276,423 representing approximately one-third of the issued share capital of the Company following the issue of ordinary shares pursuant the Proposed Placings

provided that this authority (unless previously revoked or varied by the Company in general meeting) shall expire on 26 February 2008, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement notwithstanding that the authority conferred hereby has expired, and this authority shall supersede any authority previously conferred on the Directors pursuant to section 80(2) of the Act.

SPECIAL RESOLUTIONS

3. THAT the Directors be and they are hereby generally empowered pursuant to section 95(2) of the Act for a period commencing on 27 February 2007 and, unless previously revoked or varied by the Company in a general meeting, expiring on 26 February 2008 to allot equity securities (as defined in section 94(2) of the Act), pursuant to the authority conferred by Resolution 2 above, as if section 89(1) of the Act did not apply to such allotment, provided this power be limited to the allotment of equity securities up to a maximum nominal amount of £182,732

(a) in order to satisfy valid applications to participate in the Proposed Placing; and

(b) in connection with an offer of such securities (whether by open offer, rights issue or otherwise) to the holders of ordinary shares and such option holders as may be entitled to participate therein in proportion (as nearly as may be) to the respective number of ordinary shares held or deemed to be held by them, subject only to such exclusions or other arrangements as the Directors deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(c) (otherwise than pursuant to sub-paragraphs (a) and (b) above) for cash up to an aggregate nominal amount of £41,882 representing approximately 5 per cent. of the issued share capital of the Company following the issue of new ordinary shares pursuant to the Proposed Placing).

4. THAT the Company's name be hereby changed to:

"Symphony Environmental Technologies plc"

Signed.....................................

Company secretary

Meredith
CORPORATION

Douglas R. Lowe
Executive Vice President
Broadcast Group
1716 Locust Street
Des Moines, IA 50309-3023
(515) 284-2295
Cell: (515) 491-1715
Fax: (515) 284-2514
E-mail: doug.lowe@meredith.com

October 30, 2007

Mediacom Communications Corporation
100 Crystal Run Road
Middletown, NY 10941
Attn: Jane Belford, Vice President, Programming and Legal Affairs

Dear Jane:

I received your email last week and we are disappointed that Mediacom senior management is apparently refusing to provide us with a counterproposal which includes more than de minimis cash compensation for the right to distribute our broadcast signals. I am particularly concerned because, if I understand the substance of your note, Mediacom is not willing to provide fair and reasonable cash compensation to Meredith despite the fact that Mediacom "resells" our stations' broadcast signals to your subscribers. Frankly, we find this hard to comprehend, given the quality of our stations as well as the current economic landscape. If this is in fact Mediacom's final position, then we will be unable to conclude an agreement – in which case Mediacom will no longer have the right to retransmit our signals upon the expiration of the current extension on November 29.

It certainly would be an unfortunate situation for both of our companies if your customers no longer receive the Meredith signals because we believe your customers will be greatly affected. As you know, the Meredith stations consistently deliver the highest-quality line-up of entertainment, sports and news programming on a daily basis—programming that cannot be found elsewhere. With top-notch network programming such as CSI, Survivor, American Idol, Two and a Half Men, The Office, and major sports events including the BCS Championship Series, NFL regular season and playoffs, Super Bowl, MLB and the World Series, and Nascar including the 50th anniversary Daytona 500, along with top rated local newscasts in our markets, our stations provide tremendous value to your systems. We are confident that the $0.40 per subscriber we requested from you in our initial proposal is reasonable and fair, especially when compared with the license fees you are paying for other channels which, based on viewer ratings, are less desirable and do not include either the quality or quantity of first-run, originally produced programming your subscribers have come to enjoy and expect.

As for your comments regarding how Mediacom has not paid cash for retransmission of our signals in the past-- this is true, however, the economic landscape has greatly changed since we concluded our previous arrangement. Indeed, in your e-mail you acknowledge the fact that "there is no question but the retrans world has changed." We have new senior management that is focused on and empowered to obtain the compensation that is well-earned by our stations. Our new management team wishes to address the reality of this changing marketplace by replacing an outdated retransmission scheme whereby you have been getting tremendous value at minimal cost.

In your email you state that Meredith is not acknowledging the value of the spots that you offered. Although we included spots in our original proposal, we had included these for our mutual

benefit. We are willing to offer a concession and reduce our offer by eliminating the request for these spots. We can now focus on the key issues at hand. As for your comment that your counter-proposal included other "cash" items, I believe you are referring to the VOD/DVR license fee of $18,000 KPHO and purchase of local news tickers for KCTV, WHNS, and WSMV ($5,000 each). Because these amounts, on a per subscriber basis, amount to about 3.5 cents per subscriber, we do not view these items as constituting any type of meaningful cash consideration.

We are willing to be creative with respect to coming up with a mutually agreeable solution---however, given your flat refusal to consider proper cash compensation, we do not see how further exchange of proposals would be productive at this point. If you are willing to reconsider your position and provide us with a per subscriber amount for each of our stations that represents fair compensation, we are of course open to structuring the payments in a mutually acceptable way -- we understand your desire not to remit a 'per subscriber' fee in structuring what you would pay us and are fine with that in the end. But also note that any cash payment amount must ultimately bear a direct relationship to the number of your subscribers who receive our broadcast signals.

In your e-mail you mentioned the fact that Meredith has recently done a deal with Comcast for video-on-demand ("VOD") of the ParentsTV suite. That deal was struck with our publishing group, and has nothing to do with our stations or any retransmission consent arrangement. Comcast is also functioning as a distributor of this programming, so if that is something you are interested in, you should contact Comcast directly.

Since Mediacom took months to respond to the proposal we had sent you back in July, time is now of the essence. As we have previously notified you, Mediacom will no longer have the right to distribute our signals after November 29, 2007 if we have not come to terms on a retransmission consent agreement. As we have also previously reminded you, we expect that you have taken all necessary steps to comply with your franchise and FCC obligations by notifying your subscribers of this impending change to your channel line-up. We would like to remind you that the clock is ticking.

If you are willing to discuss a reasonable retransmission consent arrangement which with respect to cash compensation, I would be happy to set up a meeting or conference call to discuss a proposal. It is in both of our interests to ensure that Mediacom's subscribers continue to enjoy Meredith's programming.

Very truly yours,

MEREDITH CORPORATION

Doug

Douglas R. Lowe

Cc: Italia Commisso
Paul Karpowicz
Perry Bradshaw

END